UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Salt Blockchain Inc.
(Exact name of registrant as specified in charter)

Delaware	81-4029835
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Address not applicable[1]	Address not applicable
(Address of principal executive offices)	(Zip Code)

(720) 575-2272
(Registrant’s telephone number, including area code)

with copies to:

Peter Jaslow, Esq.

Ballard Spahr LLP

1735 Market Street

51st Floor

Philadelphia, Pennsylvania 19103

215-665-8500

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Salt Token
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

1 In June 2020, we became a remote-first company. Accordingly, we do not maintain a headquarters.

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EXPLANATORY NOTE

Salt Blockchain Inc. (formerly known as Salt Lending Holdings, Inc.) has filed this registration statement on Form 10 (this “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on a voluntary basis in connection with its settlement with the SEC related to the issuance of Salt membership tokens (“Salt Tokens”) in its August 2017 initial coin offering (“ICO”), and to provide current information to holders of Salt Tokens who are potential claimants against the Company pursuant to Section 12(a) of the Securities Act of 1933, as amended (the “Securities Act”). In this Registration Statement, each of the “Company,” “Salt,” “we,” “us,” and “our” refers to Salt Blockchain Inc. (formerly known as Salt Lending Holdings, Inc.), a Delaware corporation, and all of its subsidiaries.

Once this Registration Statement is effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act. We are also a “smaller reporting company” as defined in Exchange Act Rule 12b-2. As a result, we are eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. For implications of our status as a smaller reporting company and as an emerging growth company, please see the section titled “Risk Factors” in Item 1A. of this Registration Statement.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement and other publicly available documents contain, and our officers and representatives may from time to time make, “forward-looking statements” with respect to the Company’s financial condition, results of operations, plans, objectives, future performance and business. Statements preceded by, followed by or that include words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other similar expressions are intended to identify some of the forward-looking statements. Examples of forward-looking statements include, among others, statements we make regarding:

●	Expected operating results, such as revenue growth and earnings.
●	Expectations of the effect on our financial condition of claims, litigation, contingent liabilities and governmental and regulatory investigations and proceedings.
●	Strategy for customer retention, growth, product development, market position, financial results and reserves.
●	Strategy for risk management.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

●	the risk factors discussed in this Registration Statement, including particular risks associated with new technologies such as digital assets and blockchain technology;
●	the economic conditions in the digital asset industry and market(s);
●	changes in consumer demand for, and acceptance of, our products and services;
●	changes in consumer trust for blockchain technology and specifically our lending platform;
●	the commercial feasibility and success of our lending platform, including the effectiveness of our platform and our ability to maintain confidence in the operation of our platform;
●	the ability of borrowers to repay loans issued through our lending platform;

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●

the extent to which we are successful in gaining new long-term relationships with customers or retaining existing ones and the level of service failures that could lead customers to use competitors’ services;

●

the impact on our financial condition of our settlement with the SEC related to our issuance of Salt Tokens in our ICO, and in particular, the effect of the payout to potential Salt Token claimants entitled to a refund pursuant to the claims process required under our settlement order with the SEC;

●

developments and changes in laws and regulations, including increased regulation of digital assets through legislative or regulatory action and revised rules and standards applied by the SEC and other regulators, whether in the U.S. or globally;

●	the potential impact of any changes in control of our Company or future acquisitions, mergers, dispositions, joint ventures or investments we may make;
●

disruptions to our technology network including computer systems and software, as well as natural events such as severe weather, fires, floods and earthquakes or man-made or other disruptions of our operating systems, structures or equipment;

●	the potential impact of the recent global outbreak of COVID-19; and
●	other world economic and political developments.

Any forward-looking statement made by us in this Registration Statement is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Industry and Market Data

Although we are responsible for all disclosure contained in this Registration Statement, in some cases we have relied on certain market and industry data obtained from third-party sources that we believe to be reliable. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Registration Statement.

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ITEM 1.          BUSINESS.

Overview

Salt Blockchain Inc. (formerly known as Salt Lending Holdings, Inc.), a Delaware corporation, was formed on September 9, 2016 in Denver, Colorado with an auxiliary office located in Mauritius. The Company provides loans through a proprietary software technology platform that are collateralized by digital assets.

The Company wholly owns various subsidiaries, which include Salt Lending LLC, Salt Platform, LLC and Salt Technology Ltd. In addition, in January 2021, the Company acquired Harmonic Technologies, LLC (“Harmonic”). References in this Registration Statement to the “Company,” “Salt,” “we,” “us,” and “our” refer to Salt Blockchain Inc. and our subsidiaries.

In June 2020, following the global COVID-19 pandemic, we became a remote-first company, meaning that for the vast majority of roles, our employees have the option to work remotely. Accordingly, we do not currently have a principal executive office. Our telephone number is (720) 575-2272. Our website address is www.saltlending.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this registration statement.

We filed this Registration Statement on a voluntary basis in connection with its settlement with the SEC related to the issuance of Salt Tokens in our ICO, and to provide current information to holders of Salt Tokens who are potential claimants against the Company pursuant to Section 12(a) of the Securities Act. For additional information regarding the claims process that we must commence pursuant to such settlement, please see the section entitled “- Claims Process” beginning on page 6.

As discussed in the Risk Factors included in this Form 10, our Company’s commercial operations have not generated sufficient revenues to enable profitability. This raises substantial doubt about our ability to continue as a going concern. See “Item 1A. Risk Factors” for additional information.

Our Business

We developed a proprietary software technology platform, or the “Platform”, that facilitates the origination and servicing of digital asset-backed loans. Our target markets are consumers and commercial enterprises that hold digital assets and are seeking liquidity, primarily in the United States. Salt provides term loans to these consumers and commercial enterprises through its wholly-owned subsidiaries. The loans are over-collateralized with digital assets, including Bitcoin, Ethereum, Litecoin, SALT, Dash, Bitcoin Cash, XRP, USD Coin, Dogecoin, PAX Gold, Paxos Standard and TrueUSD and other digital assets that we determine are acceptable collateral. We generate revenue from interest income, digital assets and liquidation, stabilization and conversion fees and trading investment income.

Our Mission

We build products that increase access to financial opportunities and give people more control over their ability to generate wealth long term.

Salt Platform

The Salt Platform facilitates the origination and servicing of digital asset-backed loans and consists of three interrelated technology solutions:

●	a customer-facing website platform,
●	a mobile application, and
●	an internal loan management system.

The Platform provides a direct-to-consumer method for the origination, underwriting, and servicing of credit solutions involving digital asset transactions. Our current core offering is a digital asset-backed loan. We have in the past and may in the future offer various other loan products, such as a portfolio line of credit and digital asset-denominated loans.

The Platform’s loan management system provides for the management and administration of our core lending business, including the application process, product identification and selection, collateral underwriting standards, loan funding and servicing, providing custody for collateral, and regulatory compliance.

The Platform allows us to process and complete our consumers’ transactions. We use the Platform to decide whether to approve loan transactions, to structure the amount and terms of the loans we offer and to provide consumers funds. The Platform enables us to closely monitor collection and portfolio performance data that we use to continually refine our statistical measures used in making our loan transaction decisions. We also leverage the Platform to facilitate the transfer of digital asset collateral for loans and manage the custodial needs for such collateral.

We currently manage and maintain custody of our consumers’ digital assets serving as collateral, including utilizing third party providers of digital asset custody services to hold and transfer the collateral. The Platform provides reporting tools to allow us to manage collateral transfers and to monitor borrower account balances and loan-to-value ratios. We also establish custody controls and permissions for collateral transfers through the Platform.

The Platform’s internal loan software system provides an end-to-end platform for managing loan processes from acquisition to repayment. The Platform helps us manage the loan pipeline and track loans through all stages, from initial inquiry through origination, diligence, servicing, margin call and collateral management. Borrowers receive notifications from the Platform upon collateral deposit, withdrawal requests, margin call, and other account changes.

The customer-facing website platform and the mobile application aspects of the Platform provide our borrower customers with the ability to directly manage their loans, collateral and account information. Consumers receive notifications from the Platform upon collateral deposit, withdrawal requests, margin call, and other account changes. We leverage the technology of our Platform to provide an improved customer experience and allow for various cross-selling opportunities with our consumers. The Platform also allows us to track and measure consumer satisfaction and loyalty in order to enable us to continue to provide an improved experience.

We developed the Platform as a flexible and scalable technology platform so that we can adapt to new products and changes in our consumer base and transaction volume.

Digital Asset-Backed Loans

Salt Lending LLC, a wholly owned subsidiary of Salt (“Salt Lending”), originates U.S. Dollar denominated loans through the Platform. Salt Lending is a privately held financing company that specializes in consumer and commercial-purpose loans collateralized by digital assets. Salt Lending offers loans in 45 states plus the District of Columbia and Puerto Rico and holds consumer lending licenses in 17 U.S. states, including California, Colorado, Illinois and New Jersey. Salt Lending also lends to borrowers in Canada and certain and other international jurisdictions. We may also originate digital asset-denominated loans from time to time.

Salt Lending offers loans to both consumer and business borrowers who own digital assets and desire liquidity in U.S. Dollars without selling their digital assets portfolio. Borrowers that receive loans from Salt Lending are required to transfer a specified value of digital assets to Salt Lending to be held as collateral and security for the repayment of the loans. Salt Lending originates loans with a loan-to-value ratio below 70% against the underlying digital assets collateral. Price volatility in the digital asset collateral is monitored, and borrowers are alerted of margin call requirements starting at an 83.33% loan-to-value ratio.

According to its consumer loan agreements, Salt Lending has the ability to sell or liquidate the borrower’s collateral assets to repay the loan principal if a margin call is not cured as required under the contractual terms. If the threshold for collateral liquidation is surpassed, Salt Lending may liquidate certain of the collateral assets or, in certain circumstances, stabilize the collateral assets. We may incur certain fees in connection with the liquidation or stabilization of collateral assets, which fees we pass along to the borrower. The margin requirements are determined by Salt Lending and agreed to by borrowers in the loan agreements. In October 2020, Salt Lending introduced a new loan product feature called stabilization. If stabilization is engaged for a loan and a margin call is not met, the borrower’s collateral assets will be converted to a fixed value digital asset, commonly referred to as a stablecoin, in lieu of liquidation. The borrower can subsequently convert the collateral assets back to the original form of digital asset after depositing additional collateral or repaying the loan principal in order to meet the margin call requirements. Transaction fees apply in the case of a conversion.

Salt Lending primarily serves this niche market with term loans ranging in size from $5,000 to $2,000,000 and collateralized with a security interest in various different types of cryptocurrencies, including Bitcoin, Ethereum, Litecoin, SALT, Dash, Bitcoin Cash, XRP, USD Coin, Dogecoin, PAX Gold, Paxos Standard and TrueUSD and other digital assets that we determine are acceptable collateral. Prior to accepting new digital assets as collateral, we review a number of factors, including, in particular, the asset’s CRC asset rating, the intended use case for the asset, the asset’s current market capitalization and trading volume, whether the asset is built on a blockchain supported by our custody providers, and any additional risks that may arise due to supporting a new digital asset.

Terms are set forth in loan agreements entered into with each borrower. The loans have a fixed term that range from three to 36 months in duration with interest only or principal and interest repayment arrangements. The loans generally require either periodic payments of principal and interest with a fixed payment amount due each period during the term of the loan or periodic payments of interest only with a final lump sum payment of principal at the end of the loan term. Payments are due monthly. The applicable interest rates for our loans will vary based on several factors including the originating loan-to-value ratio, the consumer or business status of the borrower, loan duration and jurisdiction. There are no origination or prepayment fees. Fees may apply in the case of a collateral sale. Borrowers also have the option of buying a lower applicable interest rate through the redemption of Salt Tokens.

Salt Lending underwrites the loans based upon: (i) know-your-customer and anti-money laundering screening; (ii) its ability to securely take possession, store, manage, and liquidate the digital assets held as collateral; (iii) market capitalization, volatility, liquidity, and trading volumes for the digital assets; (iv) the legal status of the digital assets to be used as collateral; and (v) other corporate due diligence for business borrowers.

Under its consumer loan agreements, Salt Lending has the right to rehypothecate, repledge, sell, or otherwise transfer or use collateral for Salt Lending’s own account and at Salt Lending’s own risk. We may, from time to time, rehypothecate certain collateral, including under capital facilities we maintain with financial partners for capital management purposes. Salt Lending may also repledge certain collateral in connection with the Company’s hedging strategies and to generate investment returns. The Company regularly monitors such re-hypothecation and repledging transactions as well as the credit standing of its financial partners in order to maintain sufficient available capital for purposes of servicing our loans.

Salt Lending is party to loan agreements with certain lenders and other strategic partners, pursuant to which Salt Lending borrows capital for use in its lending business. Under such agreements, Salt Lending may borrow both U.S. dollars and digital assets. Salt Lending utilizes such capital to extend loans made to its borrowers and for other capital management, hedging and risk management purposes.

Asset/Portfolio Management

In addition to our lending business, the Company utilizes balance sheet assets to generate return through hedging strategies, delta-neutral digital asset arbitrage trading strategies (such as perpetual arbitrage, cash and physically-settled term futures, spot, spread, and FX specialization arbitrage), and other digital asset investments. As noted above, under our consumer loan agreements, Salt Lending has the right to rehypothecate, repledge, and transfer collateral. Borrower collateral may also be repledged to secure transactions, including our short-term loans that we maintain with third parties for capital management purposes and market neutral trading strategies to generate investment returns.

In January 2021, the Company acquired Harmonic from P3K LLC, of which Joseph Perry, a member of our Board of Directors, is a founder and the managing member, as well as a perpetual license to certain trading execution software, algorithmic trading strategies, historical tick data, and quantitative scripts from its parent company. Harmonic provides digital asset management services to qualified investors utilizing tick data stores, fill/order capture analysis, cloud computing resources and quantitative scripts, and uses risk management dashboards/tools to allocate assets efficiently according to risk. Prior to the acquisition, Harmonic provided such digital asset management services to the Company in connection with certain of our proprietary and collateral digital assets. Following the acquisition, the Company is evaluating the development and expansion of such asset management services for third parties.

Salt Token and Initial Coin Offering

Starting in June 2017, we issued Salt Tokens that enable token holders to receive discounts on loan products and for use as a platform currency within the Platform. A total fixed supply of 120,000,000 Salt Tokens exists. The Salt Token is an Ethereum-based ERC-20 digital asset token and is designed for use within the Platform.

From June 2017 through December 2017, the Company offered and sold Salt Tokens in an initial coin offering (the “ICO”). During 2017, the Company sold 57.2 million Salt Tokens to purchasers in exchange for $47.1 million in digital assets and cash. We issued an additional 17.0 million Salt Tokens during the year ended December 31, 2017, for other purposes, including as repayment to convertible note holders and compensation to founders, employees, and consultants. After the ICO, the Company continued to sell Salt Tokens through August 2019. In 2018 and 2019, the Company sold an additional 1.5 million Salt Tokens for approximately $1.1 million and 1.6 million Salt Tokens for approximately $0.2 million, respectively. Since August 2019, we have not sold any additional Salt Tokens. Until September 2020, the Company also accepted refunds of Salt Tokens purchased directly from the Company. From 2017 to 2020, the Company issued refunds of approximately 2.9 million Salt Tokens for approximately $3.8 million.

In 2017, when initially sold, Salt Tokens were required to purchase access to membership tiers and to access the Platform. Since August 2018, the Salt Token is not required for use of the Platform. Since 2019, borrowers could redeem Salt Tokens on the Platform during the term of a loan in exchange for a reduced interest rate. Currently, Salt Tokens can be redeemed in connection with loans originated through the Platform for the following purposes: (i) to obtain a reduced interest rate on a loan; (ii) to repay outstanding interest on a loan; (iii) to pay loan fees; and (iv) as partial collateral for a loan. We may in the future consider and offer new features or other uses for the Salt Token on the Platform.

As of April 30, 2021, there are approximately 25.0 million Salt Tokens held on the Platform by users, including 1.6 million Salt Tokens held as collateral for active loans. As of April 30, 2021, we estimate that approximately 49.0 million Salt Tokens are held by third parties off Platform, but we are unable to confirm the identity of the owners or accessibility of such Salt Tokens. As of April 30, 2021, we hold 46.0 million Salt Tokens in treasury and expect this amount to increase as Salt Tokens are redeemed through the Platform. We have the ability to permanently retire and terminate Salt Tokens held in treasury, which would reduce the maximum amount of tokens available and could impact the price of outstanding Salt Tokens.

The issuance of the Salt Tokens in the ICO was not registered and did not qualify for a valid exemption under the Securities Act of 1933, as amended (the “Securities Act”). The Division of Enforcement at the SEC concluded that the ICO was an issuance of “securities” under the Securities Act and initiated cease-and-desist proceedings against us under Section 8A of the Securities Act because we failed to register the ICO or qualify for a valid exemption under the Securities Act. We submitted an offer of settlement that the SEC accepted into an order (the “SEC Settlement Order”) on September 30, 2020. The SEC Settlement Order recognized that we violated Section 5(a) of the Securities Act and requires that we undertake, among other things, the following:

●	Issue a press release within 14 days of the SEC Settlement Order;

●	File a Form 10 to register the Salt Tokens as a class of securities within 120 days of the SEC Settlement Order, which deadline was subsequently extended by 105 days;

●

Distribute and post on our website a refund claim form no later than 60 calendar days after the date of the filing of this Form 10, or on the date seven days after this Form 10 becomes effective (the “Effective Date”), whichever is sooner (the “Claim Form Distribution Date”). The claim form must inform all persons and entities that purchased Salt Tokens from us of their potential claims under Section 12(a) of the Securities Act upon the tender of such Salt Tokens to us, including the right to sue to recover the consideration paid for the Salt Tokens with interest on that amount, less any amount of income received from the sale of such Salt Tokens, or for damages if the purchaser no longer owns the Salt Tokens. The claim form must further inform purchasers that they may submit the written claim form to us prior to the Claim Form Deadline. The “Claim Form Deadline” is the earlier of three months from date that the Division of Corporation Finance notifies us that the Division’s review of the Form 10 has been concluded or six months from the Effective Date of this Form 10;

●	Commencing 30 days after the Claim Form Deadline, provide monthly reports to the SEC of the claims received and the claims paid;

●	Submit to the SEC a final report of our handling of all claims received within seven months from the Effective Date of this Form 10;

●

Maintain timely filing of all reports required by Section 13(a) of the Exchange Act for at least until the later of (i) the Claims Form Deadline, (ii) such time as Salt has filed all reports required for the fiscal year in which this Form 10 became effective, and (iii) such time as Salt is eligible to terminate its registration pursuant to Rule 12g-4 under the Exchange Act;

●

Pay the amounts due under Section 12(a) of the Securities Act to each purchaser using the claim form within three months of the Claim Form Deadline that we deem to be due and adequately substantiated. We may require that a claimant submit additional documentation supporting that the claimant is entitled to receive payment under Section 12(a) of the Securities Act. Upon receiving such a request, a claimant will have 30 days to provide the requested documentation in writing to the address provided by us. For any claims not paid, we will provide the claimant with a written explanation of the reason for non-payment.; and

●	Pay a civil penalty of $250,000 to the SEC.

Claims Process

Pursuant to the SEC Settlement Order, we must commence a claims process informing all persons and entities that purchased Salt Tokens from us of their potential claims under Section 12(a) of the Securities Act and informing purchasers that they may submit a written claim on a claim form, or the Claim Form, directly to Salt. We must commence the claims process by distributing and posting on our website the Claim Form no later than the Claim Form Distribution Date. Such Claim Forms must be submitted by purchasers to us by the Claim Form Deadline.

The following questions and answers provide additional details regarding the claims process:

Question: What is the claims process?

Answer: The claims process consists of informing all parties who obtained Salt Tokens from the Company on or before December 31, 2019 of their potential claims under Section 12(a) of the Securities Act, including the right to sue to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if the purchaser no longer owns the Salt Tokens and informing purchasers that they may submit a written claim on the claims form directly to Salt Blockchain Inc. at an address indicated on the claims form of a purchaser’s assertion of rights under Section 12(a) of the Securities Act, and that such claims must be submitted by the Claim Form Deadline, which, as used in this Form 10, is the earlier of (i) three months from the date that the SEC Division of Corporation Finance notifies us that its review of this Registration Statement has been concluded or (ii) six months from the effective date of this Registration Statement.

Question: Why are you engaging in the claims process?

Answer: We are engaging in the claims process pursuant to the Offer of Settlement that the SEC has determined to accept on September 30, 2020.

Question: Who is entitled to make a claim?

Answer: All persons and entities that obtained Salt Tokens from the Company on or before December 31, 2019 are entitled to make a claim pursuant to the claims process. A valid claim, among other things, would require the claimant to return the Salt Tokens obtained directly from the Company, or, substantiate that these were sold on an exchange at a loss, including their value at the time of sale.

Question: What will I receive if I make a claim?

Answer: Purchasers who are approved for a claim are entitled to recover the consideration paid for Salt Tokens that you purchased with interest, less the amount of any income received. Purchasers must tender eligible Salt Tokens to us to receive such amount. If a purchaser no longer owns the purchased Salt Tokens, such purchaser will be entitled to recover damages.

Question: How is the price at which I purchased tokens determined?

Answer: The price at which you purchased Salt Tokens will be equal to the price in U.S. Dollars of the Salt Tokens purchased as of the date of purchase.

Question: How was the interest determined?

Answer: We expect to calculate interest by using the yield of the 1-year U.S. Treasury note, which for June 15, 2021 was 0.08%.

Question: When does the claims process terminate?

Answer: You must submit your Claim Form by the Claim Form Deadline, which shall be the earlier of (i) three months from the date that the Division of Corporation Finance notifies us that it has completed its review of this Registration Statement or (ii) six months from the effective date of this Registration Statement.

Question: What do I need to do if I want to participate in the claims process?

Answer: To participate in the claims process, purchasers must complete the Claim Form (and provide any requested documentation) and send it to the claims administrator either via email to SALTOffer@primeclerk.com or postal mail to: SALT Token Claim Form Processing c/o Prime Clerk, One Grand Central Place, 60 East 42nd Street, Suite 1440, New York, NY 10165. On the Effective Date, the claims administrator will distribute Claims Forms to each email address associated with the purchase of Salt Tokens during the ICO. Purchasers may participate in the claims process with respect to all or any portion of their Salt Tokens. Purchasers may change their prior request for a refund claim at any time after sending in their Claim Form and before receiving payment for their Salt Tokens. Purchasers who do not submit a Claim Form by the Claim Form Deadline will not be eligible to participate in the claims process or receive compensation for their Salt Tokens. Such purchasers who do not participate in the claims process will continue to hold their Salt Tokens and may still pursue an action pursuant to Section 12(a) of the Securities Act.

We may require purchasers to submit additional documentation supporting that such purchasers are entitled to receive payment under Section 12(a) of the Securities Act. Upon receiving such a request, purchasers will have 30 days to provide the requested documentation in writing to the address provided. For any claims not paid, we will provide purchasers with a written explanation of the reason for non-payment.

Question: What do I need to do if I do not want to participate in the claims process?

Answer: If you decide that you do not want to participate in the claims process, you do not need to do anything. Please see the next question below for more details.

Question: What happens to my tokens if I do not participate in the claims process?

Answer: You are free to continue to hold your Salt Tokens even after the claims process closes. However, you should know that Salt Tokens currently may only be used for the following purposes: (i) to obtain a reduced interest rate on a loan; (ii) to repay outstanding interest on a loan; (iii) to pay loan fees; and (iv) as partial collateral for a loan. In addition, numerous factors could materially and adversely affect us or the value of Salt Tokens. See “Risk Factors – General Risks Related to Digital Assets” and “– Specific Risks Related to Owning Salt Tokens” below for additional information on the risks of holding Salt Tokens.

Question: May I participate in the claims process solely with respect to a portion of my tokens?

Answer: Assuming that you submit a valid claim, such claim may be solely for a portion of your Salt Tokens.

Question: Can I change my mind after I have sent in my claim form?

Answer: At any time after sending in the claims form and before qualified claimants claim being satisfied, a claimant is entitled to change claimant’s mind by contacting the claims administrator.

Question: When, how and in what form will payment be made?

Answer: Claim recipients will be paid in U.S. Dollars. Payments will be made within three months from the Claim Form Deadline to a bank account designated by you in the claims form.

Question: Who can help answer my questions and what is their contact information?

Answer: The Company’s claims administrator, Prime Clerk, can help answer any questions regarding the claims process by contacting them via email at SALTOffer@primeclerk.com or postal mail to: SALT Token Claim Form Processing c/o Prime Clerk, One Grand Central Place, 60 East 42nd Street, Suite 1440, New York, NY 10165. You can also contact the Company’s customer support by email at support@saltlending.com.

For a description of the claims process, see the section entitled “Settlement Order and Claims Process” beginning on page 53 below.

Key Growth Strategies and Industry Trends

Growth Strategy

We believe our Platform technology and lending products provide us with significant growth opportunities. Our ability to grow revenue is affected by, among other things, access to capital, wide adoption of digital assets, the growth of consumers globally with internet and mobile access, and the acceptance of digital assets and associated regulatory developments. Our strategy to drive growth in our Platform includes the following:

●	Extending through strategic partnerships: by building strategic partnerships to acquire new customers and establish our role in digital asset communities;

●

Retaining and growing our user base: through retaining and cross-selling existing customers, expanding our customer base and scale, increasing our customers’ use of our services by providing new or improved products to accessing liquidity and preserving wealth;

●	Seeking new areas of growth: through new international markets and focusing on innovation;

●

Developing new products and business lines: through iterations on current products, introduction of related lending and related financial products, including issuance of credit card products, and monetization of technology services;

●

Focusing on financial stability: the market for digital assets is volatile and by lowering expenses, lowering our cost of capital, and diversifying our sources of revenue, we achieved increases in revenue in 2020;

●	Generating recurring revenue and diversifying revenue streams: by improving customer retention and launching new strategy-focused products designed to create long-term customers;

●	Building trust through transparency and customer control: by building products and providing necessary information that puts control in the customer’s hands;

●

Maintaining a nimble, flexible business culture: we have implemented a “build-measure-learn” culture, which promotes consistent experimentation and an agile approach to responding to customer needs and developing customer-focused products; and,

●	Expanding asset management services:
o

Broadening our target market: to maintain strong regulatory standing, SALT is focused today on building products, such as crypto managed accounts, for accredited and institutional investors. As we scale, we will look to expand into the global retail market.

o	Building an asset management team: we are continuing to add key roles to our asset management team such as quantitative analysts and algorithm developers.
o	Exploring new product lines: we will leverage our recently acquired execution technology to explore opportunities for expanding our asset management offerings.

Industry Trends

FinTech – In pursuing our growth strategy, we intend to capitalize on the growth of the financial technology industry, or FinTech. FinTech, which is built on the merging of financial services with communications technology, is a growing industry for a variety of reasons. Developments in technology, including big data analytics, artificial intelligence, and mobile development, are combining to give FinTech companies and the services they offer, also referred to as FinTech platforms, an increasing advantage over traditional financial platforms. Faster payment networks typically reduce the time required to move money between accounts. Management believes that as we accumulate customer data and combine analytics, we will be able to adapt our products and services to future customer needs, increase transparency into the financial system and grant more financial control to the customer. We also plan to bring new products to market, improve service offerings, and make FinTech processes more efficient and transparent.

Market Acceptance of Digital Assets – As acceptance of digital assets continues to increase, we are seeing traditional financial institutions, such as banks, lenders, card networks, and payment processors, as well as technology companies consider and adopt digital assets in connection with their businesses and financial offerings. Investment products such as Bitcoin trusts and ETFs are beginning to be offered or planned, and we expect new and additional offerings incorporating digital assets to emerge. Consumers who have not yet invested in or otherwise transacted in digital assets may consider offerings from such institutions or companies due to their established position in the market.

Digital Asset Prime Brokerage Services – Prime brokerage services refers to a group of services that financial institutions offer to hedge funds and other investment management companies. These services may include, among other things, execution, lending, reporting and clearing and custody services. In recent years, the number of companies offering prime brokerage services in the digital assets industry has noticeably increased. We expect our recently completed acquisition of Harmonic and related technology licensing arrangement will allow us to better compete in this industry.

Digital Asset Yield Products – Another emerging trend in our industry is the rising demand and expectation for companies to offer products that enable customers to generate digital asset-denominated returns. Examples include staking rewards and short-term lending or interest-bearing accounts. Proven demand for these products continues to inform our decision making and product expansion planning. Exploration into yield generation strategies has led us to acquire advanced trading technology capabilities through our acquisition of Harmonic and the related technology license, and we expect to leverage this technology to create new offerings for our customers.

Stablecoins and Central Bank Digital Currencies (CBDCs) – The rapid rise in the adoption of digital assets over the past few years has led not only to the creation of stablecoins (i.e., digital assets pegged to fiat currencies like the U.S. Dollar), but has also generated conversations regarding the development of Central Bank Digital Currencies (CBDCs). Much like cryptocurrencies, CBDCs are recorded on digital ledgers. However, unlike in the case of cryptocurrencies, these ledgers would be overseen by central banks, which would also issue the currencies and process transactions. It is yet to be determined what impact this tension between centralization and decentralization will have on the industry. We currently offer our customers the ability to use stablecoins as collateral for loans, and we will continue to monitor the potential creation of CBDCs and any associated business opportunities.

DeFi – Decentralized finance, or DeFi, refers to financial instruments built on decentralized architecture, such as the Ethereum blockchain, that are available to the public. Developers can program DeFi applications that create, store, and manage digital assets on the blockchain and that are theoretically immune from private or governmental control. These applications are called smart contracts or decentralized applications. Borrowing and lending platforms are among the fastest growing applications of decentralized finance. Customer demand for DeFi services leads us to adopt the frictionless nature of DeFi in the context of a regulated US-based financial services company.

Digital Asset Exchanges – As digital assets become increasingly accepted by the public, the number of digital asset exchanges is expected to increase to meet demand. As technology becomes more advanced to address usability (user experience and user interface) concerns, decentralized exchanges may also become more widely utilized. We rely on digital asset exchanges and over-the-counter purchasers to maintain liquidity in the digital assets market. In the case of a liquidation, stabilization, sale or other conversion of borrower collateral, we require access to public and private exchanges to sell or purchase digital assets. In cases of high market volatility, the Company relies on access to multiple counterparties to maintain the ability to transact in a high volume of digital assets. In order to decrease our dependence on third parties and ensure access to such markets, we have acquired a trading execution platform through our acquisition of Harmonic, which we expect to continue to develop and improve.

Crypto Custodians and Wallet Services – Increased demand for independent storage/security units as an additional security measure for digital asset deposits has led to recent increases in the number of digital asset custody providers. The regulatory-compliant design of these custody platforms are also an attractive alternative to the conventional wallet systems and another reason for the increase in use of crypto custodians. Management believes that as we pursue our growth strategy, we will be able to leverage a combination of digital asset storage technologies and providers to address any borrower and investor concerns regarding the security of the storage and transfer of the underlying digital asset collateral as well as to provide customers with a simple user experience to manage their digital assets.

In addition to the discussion in this section, see “Risk Factors” below for further discussion of the potential impact of competition and industry trends on our business.

Geographic Markets

Our primary market is the United States, excluding New York, Hawaii, Nevada, North Dakota, and South Dakota. We hope to increase engagement, gain consumer trust, and enhance user understanding of the Salt Platform and Salt’s product offerings. We also offer our loan products in Canada and certain other international jurisdictions. Although our initial marketing efforts are currently concentrated on the United States market, our overall goal is to continue to seek regulatory approvals to expand globally. When we determine to expand internationally, we will need to assess the regulatory approvals applicable to each jurisdiction that we will need to obtain in order to operate in such jurisdictions. We expect that such regulatory approvals are likely to include approvals or licensing relating to lending and regulations applicable to digital assets.

In addition, we operate in Mauritius through our Mauritius subsidiary, Salt Technology, Ltd. Our Mauritius subsidiary originally obtained a sandbox license to issue tokens. The license expired in November 2019, and in April 2021, the Mauritius subsidiary applied for a new sandbox license to offer cryptocurrency investment management technology solutions. As of the date of filing, the current sandbox application is still pending. The Mauritius subsidiary primarily provides support services to our other operations.

Competition

The lending and payments industry is rapidly changing, highly innovative and subject to substantial regulatory oversight. We expect competition within our industry will continue to be intense as existing and new competitors introduce new products or enhance existing products. Our principal competitors are other digital asset-backed consumer and commercial finance companies, decentralized finance companies, consumer loan and finance companies, credit services organizations, online lenders, credit card companies, auto title lenders, and other financial institutions that offer similar financial products and services, including loans on an unsecured as well as a secured basis. In addition, as described above, further adoption of blockchain technology by traditional financial institutions and technology companies, as well fast growing DeFi applications, present significant competitive threats to our lending business.

An additional significant source of competition to date has been from companies, including those located outside the United States, that are subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. Their business models rely on being unregulated or only regulated in a small number of lower compliance jurisdictions, while also offering their products in highly regulated jurisdictions, including the United States, without necessarily complying with the relevant regulatory requirements in such jurisdictions.

To date, due to limited enforcement by U.S. and foreign regulators, many of these competitors have been able to operate while offering products and services to consumers, including in the United States and other highly regulated jurisdictions, without complying with the relevant licensing and other requirements in these jurisdictions, and seemingly without penalty. Due to our regulated status as a lender in several jurisdictions and as a money services business with the Financial Crimes Enforcement Network of the Treasury Department, or FinCEN, and our commitment to legal and regulatory compliance, we have not been able to offer some popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition, and results of operations. We also have expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate and expect to continue to incur significant costs to comply with these requirements, which these unregulated or less regulated competitors have not had to incur.

Further, as digital assets become more widely adopted, more traditional financial institutions may begin to directly compete with our platform. Certain of our current and potential competitors, particularly more traditional financial institutions or non-digital asset lenders entering or that may enter our market, have more extensive customer bases and broader customer relationships than we have and have longer operating histories and greater name recognition than we have. They also have significantly more financial, technical, marketing and other resources than we have, and are able to devote greater resources to the development, promotion, sale and support of their products and services. Competing services that have partnered with or are tied to established banks and other financial institutions, may offer greater liquidity and create greater consumer confidence in the safety and efficiency of their services than we do. We expect that there will be continued mergers and acquisitions by or among these companies, which will lead to even larger competitors with more resources. We also expect to continue to see new entrants to our field, which offer competitive products and services.

Regulations That Affect Our Business

We market and provide services in heavily regulated industries through a number of different online and offline channels across the United States. In general, these regulations are designed to protect consumers and the public, while providing standard guidelines for business operations. Laws and regulations typically impose restrictions and requirements, such as governing interest rates and fees, maximum loan amounts, loan extensions and refinancings, payment schedules (including maximum and minimum loan durations), disclosures, security for loans and payment mechanisms, licensing, and in certain jurisdictions certain reporting requirements. We are also subject to federal and local laws and regulations including laws and regulations governing recording and reporting certain financial transactions, identifying and reporting suspicious activities and safeguarding the privacy of customers’ non-public personal information. For more information regarding the regulations applicable to our business and the risks to which they subject us, see the section entitled “Risk Factors” below.

In addition, regulation of blockchain and digital assets is under active consideration by the United States through various federal agencies, including the SEC, Commodity Futures Trading Commission (“CFTC”), Federal Trade Commission (“FTC”) and FinCEN of the U.S. Department of the Treasury, as well as in other countries. State government regulations may also apply. Furthermore, it is expected that regulations will increase, although we cannot anticipate how and when. As the regulatory and legal environment evolves, we may become subject to new laws and regulation by the SEC and other agencies.

The legal environment is constantly changing as new laws and regulations are introduced and adopted, and existing laws and regulations are repealed, amended, modified and reinterpreted. Regulatory authorities at various levels of government and voters have enacted, and will likely continue to propose, new laws and regulations impacting our industry. Due to the evolving nature of laws and regulations, further rulemaking could result in new or expanded regulations, particularly at the state level, that may adversely impact current product offerings or alter the economic performance of our existing products and services. We cannot provide any assurances that additional federal, state, provincial or local statutes or regulations will not be enacted in the future in any of the jurisdictions in which we operate. It is possible that future changes to statutes or regulations will have a material adverse effect on our results of operations and financial condition.

U.S. Federal Regulations

The U.S. federal government and its respective agencies possess significant regulatory authority over consumer financial services. The body of laws to which we are subject has a significant impact on our operations.

Dodd-Frank: In 2010, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. Title X of this law created the Consumer Financial Protection Bureau, or CFPB, which became operational in July 2011. Title X provides the CFPB with broad rule-making, supervisory and enforcement powers with regard to consumer financial services. Title X of Dodd-Frank also contains so-called “UDAAP” provisions declaring unlawful “unfair,” “deceptive” and “abusive” acts and practices in connection with any transaction with a consumer for a consumer financial product or service or the offering of a consumer financial product or service and giving the CFPB the power to enforce UDAAP prohibitions and to adopt UDAAP rules defining, within constraints, unlawful acts and practices. Additionally, the Federal Trade Commission, or FTC, Act prohibits “unfair” and “deceptive” acts and practices in or affecting interstate commerce and gives the FTC enforcement authority to prevent and redress violations of this prohibition.

Military Protections: The Military Lending Act, or MLA, enacted in 2006 and implemented by the Department of Defense, or DoD, imposes, among other things, a 36% cap on the “all-in” annual percentage rates charged on certain loans to active-duty members of the U.S. military, reserves and National Guard and their respective dependents and requires certain disclosures to such “covered borrowers.” Federal law also limits the annual percentage rate on existing loans when the borrower, or spouse of the borrower, becomes an active-duty member of the military during the life of a loan. Pursuant to federal law, the interest rate must be reduced to 6% per year on amounts outstanding during the time in which the service member is on active duty.

Enumerated Consumer Financial Services Laws, TCPA and CAN-SPAM: Federal law imposes additional requirements on us with respect to our consumer lending. These requirements include disclosure requirements under the Truth in Lending Act, or TILA, and Regulation Z. TILA and Regulation Z require creditors to deliver disclosures to borrowers prior to consummation of both closed-end and open-end loans and, additionally for open-end credit products, periodic statements and change in terms notices. For closed-end loans, the annual percentage rate, the finance charge, the amount financed, the total of payments, the number and amount of payments and payment due dates, late fees and security interests must all be disclosed. For open end credit, the borrower must be provided with key information that includes annual percentage rates and balance computation methods, various fees and charges, and security interests.

Under the Equal Credit Opportunity Act, or ECOA, and Regulation B, we may not discriminate on various prohibited bases, including race, gender, national origin, marital status and the receipt of government benefits, retirement or part-time income, and we must also deliver notices specifying the basis for credit denials, as well as certain other notices.

The Fair Credit Reporting Act, or FCRA, and Regulation V, regulates the use of consumer reports and reporting of information to consumer reporting agencies. The FCRA limits the permissible purposes for obtaining credit reports and requires us to provide notices to customers when we take adverse action, such as increasing interest rates, based on information obtained from third parties, including credit bureaus.

The Electronic Signatures In Global And National Commerce Act, or ESIGN; various state enactments of the Uniform Electronic Transactions Act, and other state laws and regulations address requirements necessary to effectuate electronic signatures and disclosures.

The Electronic Funds Transfer Act, or EFTA, and Regulation E, protect consumers engaging in electronic fund transfers and contain restrictions, require disclosures and provide consumers certain rights relating to electronic fund transfers, including electronic fund transfers authorized in advance to recur at substantially equal intervals.

Additionally, we are subject to compliance with the Telephone Consumer Protection Act, or the TCPA, and the regulations of the FCC, which include limitations on telemarketing calls, auto-dialed calls, pre-recorded calls, text messages and unsolicited faxes. While we believe that our practices comply with the TCPA, the TCPA has given rise to a spate of litigation nationwide. For telemarketing, we must also comply with the FTC Telemarketing Sales Rule, including participation in the National Do Not Call Registry.

We are also subject to compliance with the Controlling the Assault of Non-Solicited Pornography and Marketing Act, or the CAN-SPAM Act, which establishes requirements for sending unsolicited commercial emails.

Bank Secrecy Act and Anti-Money Laundering Laws: Under regulations of the U.S. Department of the Treasury, or the Treasury Department, adopted under the Bank Secrecy Act of 1970, or BSA, we must report currency transactions in an amount greater than $10,000 by filing a Currency Transaction Report, or CTR, and we must retain records for five years for purchases of monetary instruments for cash in amounts from $3,000 to $10,000. Multiple currency transactions must be treated as a single transaction if we have knowledge that the transactions are by, or on behalf of, the same person and result in either cash in or cash out totaling more than $10,000 during any one business day. We also will file a CTR for any transaction which appears to be structured to attempt to avoid the required filing and the individual transaction or the aggregate of multiple transactions would otherwise meet the threshold and require the filing of a CTR. If any transaction appears to be so structured so as to attempt to avoid a required filing, we also will file a Suspicious Activity Report, or SAR.

The BSA also requires us to register as a money services business with the FinCEN. This registration is intended to enable governmental authorities to better enforce laws prohibiting money laundering and other illegal activities. We are registered as a money services business with FinCEN and must re-register with FinCEN by December 31 every other year. We must also maintain a list of our agents (to include each agent’s phone number, address, types of services provided, and a listing of the months in which the gross transaction amount of the agent exceeded $100,000) and must make that list available to FinCEN and any requesting law enforcement or supervisory agency. The list must be updated at least annually.

Federal anti-money-laundering laws make it a criminal offense to own or operate a money transmittal business without the appropriate state licenses, which we maintain. In addition, the USA PATRIOT Act of 2001 and its corresponding federal regulations require us, as a “financial institution,” to establish and maintain an anti-money-laundering (“AML”) program. Such a program must include: (1) internal policies, procedures and controls designed to identify and report money laundering; (2) a designated AML compliance officer; (3) an ongoing AML employee-training program; and (4) an independent audit function to test the AML program. In addition, federal regulations require us to file SARs in order to report suspicious transactions involving at least $2,000 to FinCEN. The regulations generally describe four classes of reportable suspicious transactions—one or more related transactions that the money services business knows, suspects, or has reason to suspect (1) involve funds derived from illegal activity or are intended to hide or disguise such funds, (2) are designed to evade the requirements of the BSA, (3) appear to serve no business or lawful purpose or (4) involve the use of the money service business to facilitate criminal activity. We will maintain strict confidentiality over decisions to file or not file SARs and related records.

We will maintain records required to be kept under the BSA for a period of at least five years.

The Office of Foreign Assets Control, or OFAC, publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted or sanctioned countries. It also lists individuals, groups and entities, such as terrorists and narcotics traffickers, designated under programs that are not country-specific. Collectively, such individuals and companies are called “Specially Designated Nationals.” Their assets are blocked, and we are generally prohibited from dealing with them.

Privacy Laws: The Gramm-Leach-Bliley Act of 1999 and its implementing federal regulations require us generally to develop, implement and maintain administrative, technical, and physical safeguards to protect the security, confidentiality, and integrity of customer information and to implement notice requirements and restrictions on our ability to disclose nonpublic personal information about our consumers and customers to nonaffiliated third parties.

In 2018, the California Consumer Privacy Act or CCPA was enacted into law and became effective January 1, 2020. This law substantially broadens consumer rights with respect to their personal information, imposing obligations to disclose the categories and specific pieces of personal information a business collects and providing consumers the right to opt out of the sale of personal information and the right to request that a business delete any personal information about the consumer under certain circumstances. The CCPA contains penalties for violations in both enforcement proceedings and private actions. The CCPA was enacted in haste and contains a number of ambiguities and problematic provisions. It has already been amended once and may be subsequently amended one or more additional times. Implementing regulations under the CCPA have been proposed, but have not yet been finalized. Other states may adopt laws similar to the CCPA. Additionally, it is possible that the federal government will adopt a law that could supplement or fully or partially preempt the CCPA.

State and Local Regulations in the United States

Consumer loans generally must comply with the extensive laws of the states where our borrowers reside. These laws impose, among other matters, restrictions and requirements governing interest rates and fees, maximum loan amounts, loan extensions and refinancings, payment schedules (including maximum and minimum loan durations), disclosures, security for loans and payment mechanisms, licensing, and in certain jurisdictions certain reporting requirements. While the federal FDCPA does not typically apply to our activities (unless enforced by the CFPB under UDAAP), comparable, and in some cases more rigorous, state laws do apply.

In the event of serious or systemic violations of state law by us or, in certain instances, our third-party service providers when acting on our behalf, we would be subject to a variety of regulatory and private sanctions. These could include license suspension or revocation (not necessarily limited to the state or product to which the violation relates); orders or injunctive relief, including orders providing for revocation of transactions or other affirmative relief; and monetary relief. Depending upon the nature and scope of any violation and/or the state in question, monetary relief could include restitution, damages, fines for each violation and/or payments to borrowers equal to a multiple of the fees we charge and, in some cases, principal as well. Thus, violations of these laws could potentially have a material adverse effect on our results of operations and financial condition.

Our businesses are supervised by certain state authorities in states where we operate. We are subject to regular state examinations and audits and must address with the appropriate state agency any findings or criticisms resulting from these examinations and audits. In addition to state laws governing our lending activities, most states have laws and regulations governing money transmission, including licensing and bonding requirements and laws regarding maximum fees, recordkeeping and/or posting of fees.

We cannot provide any assurances that additional state or local statutes or regulations will not be enacted in the future in any of the jurisdictions in which we operate. Additionally, we cannot provide any assurances that any future changes to statutes or regulations will not have a material adverse effect on our results of operations and financial condition.

Technology & Technology Suppliers

Our Platform was and continues to be developed internally. Our Platform is hosted in third party data centers on virtual cloud-based infrastructure. During 2020, these providers included Google Cloud Computing and AWS. These data centers use a mixture of biometric access controls, redundant power, environmental controls and secure internet connection points to ensure uptime and data security. Our Company continuously monitors our services for availability, performance and security. We rely on our data center and service providers to maintain peak operating conditions in their businesses and to quickly address issues related to their service as they arise.

Intellectual Property

Our Platform and other technology include various proprietary and intellectual property developed and owned by us. Protecting our rights to our intellectual property enhances our ability to offer distinct and competitive products and services to our customers. We rely on a combination of patent, trademark and trade secret law protections in the United States, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights related to our proprietary technology. Our patent strategy includes identifying key business goals of the Company, enhancing our research and product development, and growing and defending our market share. We have filed several patent applications relating to the technology for our Platform. In addition, we registered “Salt Blockchain,” “SALT,” and the related logo and certain other marks as trademarks in the United States.

Employees

As of June 15, 2021, we have 51 full-time employees. We have a “remote-first” work environment where most of our employees work fully remotely in a distributed by design model.

Emerging Growth Company

We are and we will remain an “emerging growth company” as defined under The Jumpstart Our Business Startups Act, or the JOBS Act, until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenues equal or exceed $1.07 billion, (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) the date on which we are deemed a “large accelerated filer” (with at least $700 million in public float) under the Exchange Act.

As an “emerging growth company”, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis” disclosure;
●	reduced disclosure about our executive compensation arrangements;
●	no requirement that we hold non-binding advisory votes on executive compensation or golden parachute arrangements; and
●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have taken advantage of some of these reduced burdens, and thus the information we provide you may be different from what you might receive from other public companies in which you hold securities.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to avail ourselves to this extended transition period and, as a result, will adopt new or revised accounting standards on the relevant dates on which adoption is required for emerging growth companies.

Notwithstanding the above, we are also currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and that had a public float of less than $250 million or annual revenues of less than $100 million during the most recently completed fiscal year. In the event that we are still considered a smaller reporting company, at such time as we cease being an emerging growth company, the disclosure we will be required to provide in our SEC filings will increase, but it will still be less than it would be if we were not considered either an emerging growth company or a smaller reporting company. Specifically, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

ITEM 1A.          RISK FACTORS

Our business, financial condition or results of operations could be materially adversely affected by a number of risks if any of them actually occur, including those described below. This Registration Statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this Registration Statement. These risks are not the only ones faced by us. Additional risks not known or that are deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects.

Risk Factor Summary

The following is a summary of the most material risk factors affecting our business:

RISKS RELATED TO OUR COMPANY AND OUR BUSINESS

●	We have a history of operating losses and may incur significant additional operating losses in the future.
●	The Company may not have the ability to continue as a going concern.
●	We have contingent liabilities related to our ICO and we may be subject to penalties if we violate the terms of our settlement agreement with the SEC.
●	We may not be able to secure future financing or develop the business as anticipated.
●	Our revenues could decline if we fail to keep pace with technological developments.
●	We face substantial and increasingly intense competition in the industry in which we operate.
●	We may have limited remedies or recourse in the event of non-payment or late payment by loan borrowers.
●	Certain of our loans are secured by digital assets, which is subject to several risks that may adversely affect the value of the loans.
●	We may hold stablecoins as part of our lending activities, which have inherent counterparty risks.
●	Certain digital assets of borrowers may be pledged as collateral in third-party transactions, which may adversely impact our liquidity and results of financial operations.
●	Disruptions to the third-party services we rely on could materially and adversely affect our business, financial condition and results of operations.
●	Our failure to manage customer funds could harm our business.
●	The costs of potential future litigation could materially and adversely affect our business, financial position, and results of operations.
●	Changes in tax laws could adversely affect our business and we may be subject to additional obligations to collect and remit sales tax.
●	We have experienced management turnover and our current management team and board of directors have limited experience operating an SEC reporting company.
●	We have identified material weaknesses in our internal controls over financial reporting.
●	Events outside our control, including the COVID-19 pandemic, could adversely affect our business.
●	If we were deemed to be an investment company, applicable restrictions could have a material adverse effect on our business.

RISKS RELATED TO OUR INFORMATION TECHNOLOGY

●	Failure of our information technology systems could impair our operations and harm our results of operations.
●	Cybersecurity breaches and unauthorized disclosure of customer information could expose us to liability.
●	We have a limited ability to protect our intellectual property rights.
●	We may be unable to hire skilled developers knowledgeable in the unique programming language required by our Platform applications.

RISKS RELATED TO REGULATION OF OUR INDUSTRY

●

Our business is subject to extensive and complex United States governmental regulation and we may be subject to international regulations for loans that we extend to borrowers outside of the United States.

●

Our arbitration agreements could be rendered unenforceable and current or future class action proceedings could have a material adverse impact on our results of operation, cash flows and financial condition.

GENERAL RISKS RELATED TO DIGITAL ASSETS

●	The prices of digital assets are extremely volatile.
●	Changes to the evolving regulatory regime governing digital assets may adversely affect our business plans.
●	The development, acceptance and use of transactions in digital assets is highly uncertain.
●	Digital assets might be used for illegal or improper purposes, which could expose our Company to liability.
●	Trading or holding digital assets could expose our customers to various cyber security risks.
●	Digital asset exchanges may experience fraud, security failures or operational problems due to their unregulated nature.
●	Digital assets may be subject to loss, damage, theft or restriction on access.

SPECIFIC RISKS RELATED TO OWNING SALT TOKENS

●	Salt Tokens holders do not have rights as stockholders of our Company.
●	Salt Tokens are subject to transfer restrictions.
●	The current price for use of Salt Tokens may not bear any relationship to their fair market value.
●	Salt Tokens may be subject to rules related to low-priced equity securities.
●	We may amend the terms and conditions of the Salt Token and their continued use on our Platform is not guaranteed.
●	Our Company and customers have no control over the Ethereum blockchain framework.
●	The tax treatment of Salt Tokens is uncertain.

RISKS RELATED TO THE CLAIMS PROCESS

●	Our potential liability may continue after we complete the claims process.
●	We may have insufficient funds to satisfy claims process claims, which could have a material impact on our financial condition and liquidity.

RISKS RELATED TO OUR COMPANY AND OUR BUSINESS

We have a history of operating losses and expect to incur significant additional operating losses in the future if we fail to execute our strategy.

Salt Blockchain Inc. was incorporated on September 9, 2016, and we have a limited operating history. We continue to incur operating losses and we have contingent liabilities of an indeterminable amount related to our settlement with the SEC regarding our ICO.

At December 31, 2020 and 2019, we had $5.6 million and $9.4 million in cash and cash equivalents, respectively. For the years ended December 31, 2020 and 2019, we had a net loss of $15.2 million and $15.8 million, respectively.

The amounts of future losses and when, if ever, we will achieve profitability are uncertain.

Our registered public accounting firm has expressed substantial doubt about the Company’s ability to continue as a going concern in their audit report.

Our Company’s commercial operations have not generated sufficient revenues to enable profitability. As a result, our registered public accounting firm in their audit report has expressed substantial doubt about our ability to continue as a going concern. Continued operations is dependent on our ability to generate profitable operations and raise sufficient funds to finance our activities. We had an accumulated deficit of $53.5 million at December 31, 2020. Additionally, we have material contingent liabilities to ICO purchasers related to our SEC Settlement Order regarding our ICO and the claims process. Although Salt Tokens sold in the ICO (less amounts previously refunded) totaling approximately $44.4 million are potentially subject to repurchase in the claims process, we cannot predict with certainty the magnitude of this liability and are unable to reasonably estimate the number of valid claims that will be made, or the income received by purchasers from these Salt Tokens that would reduce the amount payable by us for a claim. Based on our analysis since the ICO of secondary market trading activity, historical Salt Token market pricing, the amount of Salt Tokens held on the Platform, usage of Salt Tokens on the Platform, blockchain address activity analysis, payout trends during our open refund policy and review of the types and size of Salt Token purchases during the ICO, we believe the actual liability is likely to be significantly lower, but we cannot predict with certainty the amount that we will be required to pay to potential Salt Token claimants pursuant to the claims. Furthermore, we anticipate incurring additional losses before achieving profitability and, depending on the ultimate payout amount, we may require additional financing in order to meet our continuing obligations and ultimately, to attain profitability. The financial statements do not include any adjustments that might result from the uncertainty about the Company’s ability to continue its business. If the Company’s payout is significant and we are unable to obtain additional financing from outside sources and eventually produce sufficient revenue, we may be forced to sell our assets, or curtail or discontinue our operations.

We have contingent liabilities of an uncertain amount related to our ICO.

In conjunction with our SEC Settlement Order related to our issuance of Salt Tokens in our ICO, we have contingent liabilities to purchasers who acquired Salt Tokens from our Company on or before December 31, 2019 and who properly make a claim to our Company. These potential Salt Token claimants may be entitled to a refund in the amount of the consideration paid to our Company in exchange for the Salt Tokens, plus interest, less the amount of any income received thereon. We will distribute by electronic means a claim form no later than 60 calendar days after the date of the filing of this Form 10, or on the date seven days after this Form 10 becomes effective, whichever is sooner. The purchasers must submit claims forms within the earlier of three months of the date the SEC notifies us that its review of this Form 10 has been concluded and six months from the Effective Date, and we must settle all valid claims within three months thereafter. The aggregate consideration we received from these parties for Salt Tokens in the ICO was $47.1 million for the year ended December 31, 2017. After the ICO, we continued to sell Salt Tokens through August 2019 totaling $1.1 million in 2018 and $0.2 million in 2019. Since August 2019, we have not sold Salt Tokens. Until September 2020, the Company also accepted refunds of Salt Tokens purchased directly from the Company. From 2017 to 2020, the Company issued refunds of Salt Tokens for approximately $3.8 million. The amount we could be obligated to pay to potential Salt Token claimants is dependent on the amount of valid refund claims submitted by these purchasers, which in turn depends on the amount of subsequent sales of Salt Tokens by the direct purchasers and whether such sales resulted in a loss or a gain for the purchaser. We are unable to reasonably estimate the number of valid claims that will be made, or the income received by purchasers from these Salt Tokens that would reduce the amount payable by us for a claim, and, as a result, we cannot predict the amount that may be paid to potential Salt Token claimants pursuant to the claims.

We could be subject to additional civil or criminal penalties and sanctions if we violate the terms of our settlement with the SEC.

In connection with our ICO, we entered into the SEC Settlement Order. While we have already paid the penalties imposed by the SEC Settlement Order, it contains ongoing and continuing requirements that we refrain from violating the Securities Act. Any future violation of applicable securities laws by us could result in harsher sanctions and fines, which would have a material adverse effect on our ability to implement our business plans. The SEC Settlement Order requires, among other things, that we conduct the claims process in accordance with those requirements generally described elsewhere in this Registration Statement. In addition to requiring us to provide regular written updates regarding the claims process and a final certification, SEC staff can make reasonable requests from us for further evidence of compliance, and we are required to retain all records and communications relating to the ICO and the claims process for at least one year subsequent to the delivery of the certification to the SEC. Such requests for further information, record-keeping requirements and managing the claims process generally could divert management’s attention from implementing its business plans and could require additional material expenditures by us to legal counsel or other advisors and service providers. A copy of the SEC Settlement Order can be found on the SEC’s website located at www.sec.gov. We may also be the subject of actions by state securities regulators which could result in requirements to pay additional fines or penalties or to offer the claims process in those other jurisdictions.

We will need to secure financing in the future and our ability to secure future financing is uncertain.

We anticipate that we will continue to incur operating losses. Additionally, pursuant to our SEC Settlement Order related to our ICO, we are subject to contingent claims process liability. The total payments related to the claims process could exceed or be less than the Salt Token Liability reported in our consolidated balance sheets. Although Salt Tokens sold in the ICO (less amounts previously refunded) totaling approximately $44.4 million are potentially subject to repurchase in the claims process, we cannot predict with certainty the magnitude of this liability and are unable to reasonably estimate the number of valid claims that will be made, or the income received by purchasers from these Salt Tokens that would reduce the amount payable by us for a claim. Several factors could affect the amount of the actual liability and potentially significantly reduce it, including historical Salt Token market pricing, the amount of Salt Tokens held on the Platform, usage of Salt Tokens on the Platform, blockchain address activity analysis, payout trends during our open refund policy and review of the types and size of Salt Token purchases during the ICO. Based on our analysis of these factors, we believe the actual liability is likely to be significantly lower, but this analysis does not allow us to predict with certainty the amount that we will be required to pay to potential Salt Token claimants pursuant to the claims. We may also be required to pay additional fines or penalties or offer the claims process in other jurisdictions, all of which could have a material adverse impact on our financial condition, results of operations and cash flows. As a result, we may require substantial additional financing during the next 12 months to fund these potential fines or penalties or claims process costs as well as our current and anticipated operations. If we are not successful in securing additional financing, we may need to curtail our business operations.

We may seek such additional funding through public or private financings, collaborative arrangements, debt or other arrangements with third parties. Additionally, as a result of our SEC Settlement Order related to the ICO, we may be prohibited from raising funds in an exempt offering of our securities pursuant to Regulation A under the Securities Act unless we receive a specific waiver from the SEC. Although we received a waiver with respect to offerings of our securities pursuant to Regulation D under the Securities Act, we can provide no assurance that we would receive a waiver with respect to offerings of our securities pursuant to Regulation A under the Securities Act.

Even if we received requisite waivers, we cannot assure you that additional funds will be available on acceptable terms, if at all. We may receive additional funds upon the exercise from time to time of outstanding warrants and stock options, but we cannot assure you that any such warrants or stock options will be exercised or that the amounts received will be sufficient for our Company’s purposes. If we raise additional funds pursuant to another coin offering, the value of existing Salt Tokens may decline materially. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more segments of our business operations or curtail our business operations in their entirety. If we obtain funds by entering into arrangements with collaborative partners or others, we may be required to relinquish rights to certain of our products, services, or technologies that we would not otherwise relinquish. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We expect our Company’s business model to continue to evolve.

Our industry is characterized by experimentation, changing customer needs, and frequent introductions of new products and services. As the FinTech industry and digital asset and blockchain technologies become more widely available, we expect the services and products associated with them to continue to rapidly evolve. Thus, in order to stay current with the industry, our Company’s business model may need to evolve as well. From time to time, we may materially modify aspects of our business model relating to our product and service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not harm our business. If changes to our business model are not successful, or if we fail to make appropriate changes, it would have a material adverse effect on the business, prospects or operations of the Company and potentially the value of Salt Tokens, and potentially on our ability to continue as a going concern.

Our Company is in an early stage of development and it may not be able to develop its business as anticipated.

Our Company was incorporated on September 9, 2016. We have generated a limited amount of revenue from our blockchain-backed lending business line and we have a limited customer base. Our business prospects are difficult to predict because of our limited operating history, early stage of development, and unproven business strategy. In addition, demand for our loans is very difficult to predict and may vary widely based on many factors that are outside of our control. We also participate in a limited number of investments and, as a consequence, the aggregate return we realize may be materially and adversely affected by the unfavorable performance of even a single investment. As of December 31, 2020 and 2019, we had two loans each individually in excess of 10% of our loans receivable totaling approximately $5.4 million and $5 million, respectively, which represent a material concentration of assets. Although our management believes that our current business plan has potential, our Company may never attain profitable operations and our management may not succeed in realizing our business objectives due to a lack of technical, marketing, financial, and other resources or dependence on the success of one product or service, a unique distribution channel, or the effectiveness of a manager or management team or other reasons. If we are not able to execute our business plan as anticipated, or modify our business model or products and services to accommodate changes in the market, we may not be able to achieve profitability, and the Salt Tokens may experience a material reduction in value.

We are subject to the risks frequently experienced by early stage companies.

The likelihood of our success must be considered in light of the risks frequently encountered by early stage companies, especially those formed to develop and market new technologies in an uncertain and evolving regulatory landscape. These risks include our potential inability to:

●	establish and maintain markets for our services products;
●	expand the number of loans we extend and the markets in which we are able to lend, which may limit the potential market for our products and increase concentration risk;
●	identify, attract, retain and motivate qualified personnel;
●	continue to develop and upgrade our technologies to keep pace with changes in technology and regulations and with the growth of markets using digital assets and blockchain technologies;
●	develop strategic relationships and partnerships;
●	maintain our reputation and build trust with customers;
●	scale up to larger operations on a consistent basis;
●	contract for or develop the internal skills needed to master larger operational scales; and
●	sufficiently fund the capital expenditures required to scale up from small initial operations to larger operations.

If we fail to effectively manage our growth our business could suffer.

Our Company anticipates that a period of significant expansion will be required to achieve the objectives set forth in our current business plan. This expansion will place a significant strain on our Company’s management, operational and financial resources. To manage the expected growth of our operations and personnel, we must establish appropriate and scalable operational and financial systems, procedures and controls, and we must continue to establish qualified finance, administrative and operations staff. As a reporting company, our Company and its management will have to implement internal controls to comply with our reporting requirements as well as government-mandated regulations. Our management may be unable to hire, train, retain, motivate and manage the necessary personnel or to identify, manage and exploit potential strategic relationships and market opportunities. Our failure to manage growth effectively could have a material and adverse effect on our business, results of operations and financial condition, including the value of Salt Tokens.

Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause the value of Salt Tokens to vary greatly and even potentially expose us to litigation.

We cannot accurately estimate future quarterly revenue and operating expenses based on historical performance. Because the loans we extend are collateralized by digital assets and because we may use those digital assets as collateral for debt that funds our business, our quarterly results are significantly impacted by and can vary widely based on the underlying value of those digital assets. Our quarterly operating results may also vary significantly based on many other factors, including:

●	fluctuating demand for our products and services;
●	announcements or implementation by our competitors of new products;
●	amount and timing of our costs related to our marketing efforts or other initiatives;
●	timing and amounts relating to the expansion of our operations;
●	our ability to enter into, renegotiate or renew key agreements;
●	timing and amounts relating to the expansion of our operations;
●	developing regulations relating to digital assets and blockchain technology; or
●	economic conditions specific to our industry, as well as general economic conditions.

Our current and future expense estimates are based, in large part, on estimates of future revenue, which is difficult to predict. We expect to make significant operating and capital expenditures in connection with the development of our plan of business. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. If our increased expenses were not accompanied by increased revenue in the same quarter, our quarterly operating results would be harmed. Additionally, unexpected costs associated with the claims process may have a material negative impact on our financial performance and negatively affect the utility, acceptance and value of Salt Tokens. Moreover, even if our financial performance is strong or better than expected, the value and utility of Salt Tokens do not necessarily correlate to our financial performance and may decline for reasons that are independent from our financial position.

If we cannot keep pace with rapid technological developments to provide new and innovative products and services and address the rapidly evolving market for the use of our products and services, our revenues could decline.

Our industry has been characterized by many rapid, significant, and disruptive products and services in recent years. We cannot predict the effects of technological changes on our business. We expect that new services and technologies applicable to our industry and new market entrants, such as decentralized finance, or DeFi, will continue to emerge and may be superior to, or render obsolete, the technologies we currently use or are developing in our products and services. Developing and incorporating new technologies into our products and services may require substantial expenditures, take considerable time, and ultimately may not be successful. In addition, our ability to adopt new products and services and develop new technologies may be inhibited by industry-wide standards, payment networks, changes to laws and regulations, resistance to change from consumers or merchants, third-party intellectual property rights, or other factors beyond management’s control. Our success will depend on our ability to develop and incorporate new technologies, address the challenges posed by the rapidly evolving market for block-chain based lending transactions through our platforms and adapt to technological changes and evolving industry standards. If we are unable to do so in a timely or cost-effective manner, our business and any future value of Salt Tokens could be harmed.

Substantial and increasingly intense competition within our industry may harm our business.

The lending and payments industry is rapidly changing, highly innovative and subject to substantial regulatory oversight. We expect competition within our industry will continue to be intense as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad, and both those that focus on traditional financial services and those that focus on crypto-based services. Alternative lending platforms utilizing digital assets, such as decentralized finance, or DeFi, may be established that compete with or are more widely used than our Platform. It is possible that alternative platforms could be established that utilize the same or similar proprietary code and protocol underlying our planned Platform and attempt to facilitate services that are materially similar to our Platform.

A significant source of competition to date has been from companies, including those located outside the United States, that are subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. Their business models rely on being unregulated or only regulated in a small number of lower compliance jurisdictions, while also offering their products in highly regulated jurisdictions, including the United States, without necessarily complying with the relevant regulatory requirements in such jurisdictions.

To date, due to limited enforcement by U.S. and foreign regulators, many of these competitors have been able to operate while offering products and services to consumers, including in the United States and other highly regulated jurisdictions, without complying with the relevant licensing and other requirements in these jurisdictions, and seemingly without penalty. Due to our regulated status in several jurisdictions and our commitment to legal and regulatory compliance, we have not been able to offer many popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition, and results of operations. We also have expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate, and expect to continue to incur significant costs to comply with these requirements, which these unregulated or less regulated competitors have not had to incur.

Further, as digital assets become more widely adopted, more traditional financial institutions may begin to directly compete with our Platform. For example, in 2020, JPMorgan began providing U.S. users of digital asset exchanges, Coinbase Inc. and Gemini Trust Co., with cash management and banking services and has built out its own blockchain settlement service with its own U.S. dollar-backed token. Such traditional institutions would have better access to capital, a larger client base, and greater industry connections and resources. In addition, some exchanges have begun offering potentially competing products, including Coinbase, one of the largest crypto exchanges, which in 2020 began offering short term Bitcoin-backed loans. Our business may compete with, be surpassed or superseded by these traditional and alternative platforms, which could negatively impact our business, our Platform and Salt Tokens.

Additionally, we compete against a wide range of businesses, most of which are larger than we are, have a dominant and secure position in the market (both in the United States and globally), or offer other products and services to customers that we do not offer. These companies have greater financial resources and substantially larger customer bases than we do, which may provide them with significant competitive advantages. These companies may devote greater resources than we do to the development, promotion and sale of products and services, and they may be more effective in introducing innovative, less expensive products and services that hinder our growth. Competing services that have partnered with or are tied to established banks and other financial institutions, may offer greater liquidity and create greater consumer confidence in the safety and efficiency of their services than we do. We expect that there will be continued mergers and acquisitions by or among these companies, which will lead to even larger competitors with more resources. We also expect to continue to see new entrants to our field, which offer competitive products and services. These factors may make it difficult or cost prohibitive for us to do business. If we are unable to gain market acceptance, differentiate ourselves from, and successfully compete with our competitors, our business and the value of Salt Tokens will be adversely affected.

Our ability to further develop our business depends on our ability to build a strong and trusted brand.

We cannot assure you that we will be able to successfully build our reputation or brand. Building, maintaining, protecting and enhancing our reputation brand are critical to expanding our customer base, as well as increasing strategic partnerships and developing new products. Harm to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by our partners, service providers or other counterparties. Our brand may already have experienced damage as a result of our settlement with the SEC relating to the ICO and could experience additional harm depending on the results of the claims process. If we do not successfully maintain a strong and trusted brand, our business could be harmed, which could adversely affect the utility, acceptance or value of the Salt Tokens.

Customer complaints or negative publicity about our services could reduce usage of our Platform and, as a result, our business could suffer.

Our ability to successfully address customer complaints or negative publicity could severely diminish consumer confidence in and use of our products and services. Breaches of our customers’ privacy and our security measures could have the same effect. In addition, measures we take to combat risks of fraud and breaches of privacy and security, such as adopting restrictive policies, may damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities. Effective customer service requires significant expenses, which, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer, and we may lose our customers’ confidence.

Failure to attract customers, customer attrition or a decline in our customers’ growth rate could adversely affect our revenues.

As we expand our services, we will need consumer and commercial borrowers to join our Platform and to continue to use our Platform. The attractiveness of the products we offer through our Platform increases as the number of consumer and commercial borrowers grows because of the resulting reduced risk and lower cost. An increased participant pool generates competitive interest rate dynamics and data, which is used to improve the effectiveness of our lending risk models. We may not be able to get consumer and commercial borrowers to join, or if we do, we may experience attrition resulting from several factors, including transfers of customer accounts to our competitors, and account closures that we may initiate due to fraud or AML concerns. In addition, the pool of borrowers that we can lend to is limited because we are not licensed in all states in the United States and in no jurisdictions outside the United States. We cannot predict the level of acceptance or attrition in the future and our revenues could decline as a result of higher than expected attrition, which could have a material adverse effect on our business, financial condition, results of operations, or the value of Salt Tokens.

A decline in social and economic conditions may adversely affect our customers, which may negatively impact our business and results of operations.

As a lending platform, we believe our customers are highly susceptible to uncertainties and negative trends in the markets driven by, among other factors, general social and economic conditions in the United States and abroad. Economic factors include interest rates, unemployment levels, the impact of federal or state government shutdowns, natural disasters, gasoline prices, adjustments in monthly payments, adjustable-rate mortgages and other debt payments, the rate of inflation, relative returns available from competing investment products and consumer perceptions of economic conditions. Social factors include changes in consumer confidence levels and changes in attitudes with respect to incurring debt and the stigma of personal bankruptcy. The volatility in the value of digital assets may also significantly impact the ability of borrowers to obtain loans secured by those assets and may result in margin calls, which in turn may make our loans less attractive to certain borrowers.

These social and economic factors may affect the ability or willingness of borrowers to make payments on their loans or lenders to offer loans. In some circumstances, economic and/or social factors could lead to a borrower deciding to pre-pay his or her loan obligation. There is no penalty to borrowers if they choose to pay their loan early.

We strive to establish a lending platform in which annual percentage rates are attractive to borrowers. These external economic and social conditions and resulting trends or uncertainties could also adversely impact our customers’ ability or desire to participate on our Platform as borrowers, which could negatively affect our business and results of operations.

Loans we provide may give us limited remedies relative to more traditional loans in the event of non-payment or late payment by borrowers.

More traditional loans and other forms of financing can provide for specific remedies, such as increased interest rates or acceleration of principal repayment, in the event of non-payment or default, and may be more readily enforced by judicial action. Although we monitor the status of payments on loans, we do not conduct credit checks prior to extending loans or otherwise verify the creditworthiness of our borrowers, and our remedies may be limited in the event of delayed, or late or non-payment. We may also waive breaches by borrowers or obligors, which could adversely impact our business of operations or financial results.

If a borrower defaults on the repayment of a secured loan, we could attempt to foreclose on the defaulting borrower’s collateral. Liquidating such collateral could be difficult, however, and there is no assurance that we would recoup the entire amount in default. Most often, we seek to liquidate collateral (including converting digital assets to stablecoin, referred to as “stabilization”) in connection with a margin call, which in turn is typically caused by declining values of the underlying digital assets. Liquidating digital assets at the time prices for those assets are declining increases the likelihood that we will not recover the full value of the amount needed to restore the loan-to-value ratio of a particular loan or to compensate us for amounts we are owed under a defaulting loan. If a borrower defaults on the repayment of an under-secured loan, we will have no remedy. In either instance, our ability to collect on a loan would be subject to, and potentially limited by, applicable domestic or foreign law. In addition, we may decide to waive breaches by borrowers or obligors, which could adversely impact our results of operations or financial condition. By contrast, loans and other forms of financing can provide for specific remedies, such as increased interest rates or acceleration of principal repayment, in the event of non-payment or default, and may be more readily enforced by judicial action.

The loans we extend through the Platform to borrowers are secured by digital assets, which is subject to several risks that may adversely affect the value of the collateral and amounts we are able to recover under the loan

The loans we extend through the Platform to borrowers are secured by digital assets, including Bitcoin, Ethereum, Litecoin, SALT, Dash, Bitcoin Cash, XRP, USD Coin, Dogecoin, PAX Gold, Paxos Standard and TrueUSD and other digital assets that we determine are acceptable collateral, which involves several risks relating to the unique nature of digital assets, including the following:

●

Significant price volatility. The loans we extend to borrowers are secured by digital assets. The prices of cryptocurrencies, such as Bitcoin, Ethereum and Litecoin, each of which has experienced significant volatility in price over the last twelve months, have historically been subject to dramatic fluctuations and are highly volatile. If a borrower is unable to meet margin requirements or defaults on a loan, we may opt to convert such digital assets into fiat money or an alternate form of digital assets. Any significant price volatility affecting such conversion could adversely impact the amount we are able to recover and use to pay amounts due to us under the defaulting loan or to pay third parties that have acquired an interest in the loan.

●

Illiquidity. Digital assets can be illiquid and, as a result, in the event of a default by an underlying borrower, we may not be able to liquidate cryptocurrencies held as collateral for fiat currency. Such illiquidity could adversely impact the amount available to us to pay amounts due us under the defaulting loan or to pay to third parties that have acquired an interest in the loan.

●

Loss or destruction of private keys. Digital assets require access to a unique private cryptographic key (or keys) relating to the blockchain address at which the digital assets balance is recorded. The loss or destruction of a private key required to access digital assets is irreversible and the resulting loss of access to such digital assets by us would adversely impact the amount available to use to pay amounts due to us under the affected loan, to return to borrowers holding collateral through our Platform, or to pay to third parties that have acquired an interest in the loan.

●

Our ability to perfect our security interest is uncertain. There are currently no guidelines or rules specifying the manner in which a security interest in digital assets must be perfected under the uniform commercial code, or the UCC. We currently agree with our borrowers to treat digital assets as a “financial asset” and its perfection would therefore be governed by Article 8 of the UCC. If there are court rulings or amendments to the UCC that require another method of perfection, or it is otherwise determined under current rules that digital assets may not be treated as a “financial asset,” we may be deemed to hold only an unperfected security interest, which could adversely affect our remedies in the event of a loan default and our ability to foreclose on digital assets used as collateral for our loans.

●

Unregulated assets. The use of digital assets is currently largely unregulated. If its use becomes subject to greater regulation, it could adversely affect its value and therefore the value of our loans to borrowers. A particular digital assets’ status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize digital assets held as collateral, we may not have the appropriate licensing and registration to continue to hold and transact with such an asset. This could affect the asset’s value and limit our ability to enforce our security interest. In such a case, we may also be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

We may hold stablecoins as part of our lending activities and stablecoins have inherent counterparty risks.

We may hold stablecoins as part of our treasury and as a result of our lending activities. For example, if we choose to liquidate digital assets we hold as collateral in connection with a margin call or loan default, we may convert such digital assets to stablecoin. A stablecoin is a digital asset that seeks to maintain a stable value and is backed by an asset or portfolio of assets, such as fiat currency like U.S. dollars. There is a risk that the stablecoin issuer does not hold the corresponding asset underlying each stablecoin in circulation and is therefore unable to fulfill one-for-one redemptions. In addition, many stablecoin issuers are unregulated and do not provide transparent disclosure regarding their compliance with applicable licensing and regulatory requirements or the financial institutions that hold the underlying stable assets. If a stablecoin issuer fails to maintain required licenses to issue a stablecoin, it could subject the issuer to regulatory enforcement and injunctive actions, such as freezing funds underlying the stablecoin. The stablecoin issuer could also lose its relationships with banks and bank accounts where the underlying assets are deposited if it is engaged in unlicensed activities. If any of these events affecting stablecoins we hold were to occur, the value of the affected stablecoins we hold could materially decline and could be insufficient to restore the borrower’s loan-to-value ratio or compensate us for losses under the loan.

We have no recourse under the loans to any specific assets of borrowers other than the digital assets of the borrowers designated as collateral for the loans.

The loans are secured solely by designated digital assets of the borrowers. We have no security interest in any other assets of the borrowers. If a borrower breaches its payment obligations under a loan, the value of the collateral may be insufficient to satisfy the full amount of the borrower’s outstanding payment obligations under the loan. In addition, digital assets are subject to loss or theft due to cyber-attacks, and if collateral is stolen, we would have no recourse against a borrower for its payment obligations under its loan.

Certain digital assets of borrowers securing the loans held by the Platform may be rehypothecated or pledged as collateral in third party transactions, which may adversely impact our liquidity and results of financial operations.

Certain digital assets of borrowers securing the loans we hold prior to the full payoff and satisfaction of the loans may be rehypothecated, repledged, sold, or otherwise transferred or used for Salt Lending’s own account and at Salt Lending’s own risk (the “Repledged Collateral”) in transactions, including short-term loans or derivatives contracts, we enter into with various third parties (each, a “Platform Counterparty”). In the event of we breach our contractual obligations in respect of such transactions or the occurrence of certain conditions, the Platform Counterparty may foreclose on the Repledged Collateral or otherwise require us to liquidate or transfer it. Additionally, to the extent that any Repledged Collateral is required to be transferred or made accessible to a third party in connection with the pledge, such collateral may be vulnerable to loss or theft due to cyber-attacks affecting such third parties or other forms of malfeasance.

Upon the occurrence of any of the foregoing, we may be required to purchase digital assets to replace the Repledged Collateral in order to comply with our obligations to those borrowers whose digital assets constituted the Repledged Collateral. As the price and availability of digital assets are subject to fluctuations, such purchases may subject us to substantial and unpredictable expenses.

We may attempt to mitigate the risks described above relating to the Repledged Collateral through various means, including continuous monitoring and testing of market conditions, the implementation of technology security protocols, and the maintenance of specified capital ratios to ensure its continued solvency. However, there is no assurance that our attempts to mitigate the risks described above will be successful. If we are not successful in mitigating the risks relating to the Repledged Collateral, we may be unable to remit or be delayed in remitting amounts due to the Platform Counterparty.

We use third-party services in connection with our business, and any disruption to these services could result in a disruption to our business, negative publicity and a slowdown in the growth of our users, materially and adversely affecting our business, financial condition and results of operations.

Our business depends on services provided by, and relationships with, various third parties, including digital assets custody providers, exchanges, banks, cloud hosting, server operators, broadband providers, customer service vendors, payment processors and OTC desks, among others. The failure of any of these parties to perform in compliance with our agreements may negatively impact our business. In addition, we enter into borrowing facilities or loan funding arrangements with third parties. Any loss of one of these loan funding sources could disrupt our business and impair our ability to process loans for our customers. Further, digital assets, such as the Salt Token, and the related network infrastructure represented by the Platform, are a new and evolving technology. While our information technology team has experience involving the use of blockchain technology, this experience does not guarantee future outcomes or the long-term success of the Salt Token and the related payment network.

Additionally, if such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on its business, financial condition and results of operations.

Any acquisitions, strategic partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

Acquisitions, strategic partnerships and joint ventures are part of our growth strategy. For example, in January 2021, we acquired Harmonic and a related technology licensing arrangement, as part of our strategy to develop and offer digital assets management services. We may not successfully integrate and realize expected benefits from this acquisition, including the expansion of our product and service offerings. We evaluate, and expect in the future to evaluate, potential acquisitions of, and strategic partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, strategic partnership, and joint venture targets. In addition, we may not be able to successfully finance or integrate, or realize expected benefits from, any businesses, services, or technologies that we acquire or with which we form a strategic partnership or joint venture, and we may lose merchants and customers as a result of any acquisition, strategic partnership, or joint venture. Furthermore, the integration of any acquisition, strategic partnership, or joint venture may divert management’s time and resources from our core business and disrupt our operations. We may spend time and money on projects that do not increase our revenue or impinge on our current business plans aimed at promoting the utility and acceptance of Salt Tokens and our Platform.

Our failure to manage our customer funds properly could harm our business.

We expect to hold a substantial amount of funds belonging to our customers, namely deposits in our customers’ Salt Wallets, or deposit them with third party custody providers or repledge and rehypothecate them pursuant to a third party facility or transaction. Our ability to manage and account accurately for the assets underlying our customer funds and comply with applicable regulatory requirements requires a high level of internal controls. In addition, we are dependent on the operations, liquidity, and financial condition of third party custody providers for the proper maintenance, use, and safekeeping of our customers’ assets. As our business continues to grow and we expand our product offerings, we must continue to strengthen our associated internal controls. Our success requires significant public confidence in our ability to properly manage our customers’ balances and handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain the necessary controls or to manage our customer funds and the assets underlying our customer funds accurately and in compliance with applicable regulatory requirements could result in reputational harm, lead customers to discontinue or reduce their use of our products and result in significant penalties and fines, which could materially harm our business and our ability to promote the utility or acceptance of the Salt Tokens.

We may receive, store, process and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy. Our actual or perceived failure to comply with such obligations could harm our business.

We may receive, store, process and use personal information and other user data, for certain users. There are numerous federal, state and local laws in the United States and around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties. It is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or practices. Any failure or perceived failure by us to comply with its privacy policies, its privacy-related obligations to users or other third parties, or its privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or negative publicity and could cause users and advertisers to lose trust in our Company, which could have an adverse effect on our business or the Salt Tokens. Additionally, if third parties with whom we work, such as advertisers, vendors or developers, violate applicable laws or our internal policies, such violations may also put our users’ information at risk and could have an adverse effect on our ability to implement our business plans to promote the utility and value of the Salt Tokens.

The costs and effects of potential future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

The Securities Act does not expressly provide that a claims process will terminate a purchaser’s right to rescind a sale of securities that was not registered or exempt from the registration requirements of the Securities Act. As a result, even if we abide by all terms of the SEC Settlement Order related to the offer and sale of our Salt Tokens, we may nevertheless continue to have potential liability even after the claims process is complete due to our previous issuance of Salt Tokens in violation of the federal securities laws. We may also be subject to orders of state securities regulators that impose penalties or fines or expose us to liability under state securities laws.

We have also been involved in actual or threatened litigation in the past, including with former founders and employees, including a current member of our board of directors. We have settled this actual and threatened litigation and agreed to make certain payments of cash and/or Bitcoin, repurchase certain shares of our common stock held by certain of such employees and issue warrants to purchase shares of our common stock to certain of such employees, in each case in exchange for a release and dismissal of claims those employees brought against us. Under our release agreement with a former executive, we have potential future obligations to repurchase 1.25 million shares of common stock held by him, for which we have accrued a liability of approximately $5 million, and to pay the former executive an amount of $5 million in the event that certain valuation thresholds of the Company are achieved.

We may in the future be subject to further legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims. Tax investigations could include investigations into potential tax violations committed by our customers through the use of digital assets. Lawsuits and other legal proceedings can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine, and could harm our reputation regardless of merit or eventual outcome. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us. As a smaller company, the collective costs of litigation proceedings or investigations can be significant, and could include judgments or settlements that exceed our insurance policies or indemnity rights or reimbursement of attorneys’ fees, litigation costs and expenses if we do not prevail, all of which would represent a drain on our cash resources, as well as require an inordinate amount of management’s time and attention. Moreover, an adverse ruling in respect of certain litigation or investigations could have a material adverse effect on our results of operation and financial condition, which could have a material adverse effect on the utility or value of Salt Tokens.

Changes in tax laws and unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

We are subject to income taxes in the United States and other foreign jurisdictions. Due to the new and evolving nature of crypto assets and the absence of comprehensive legal guidance with respect to crypto asset products and transactions, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving crypto assets are uncertain. For example, we have sought a ruling from the taxing authorities in Mauritius as to whether digital assets are classified as securities for tax purposes and thus subject to capital gains tax when purchased and sold. It is unclear, however, what guidance may be issued by the Mauritius taxing authorities or other taxing authorities in the future on the treatment of crypto asset transactions for U.S. federal income and foreign tax purposes. Our effective income tax rate could be adversely affected in the future by a number of other factors, including changes in the mix of earnings in countries with differing statutory tax rates or changes in the valuation of deferred tax assets and liabilities. It is unclear what additional guidance may be issued in the future on the treatment of existing crypto asset transactions and future crypto asset innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding crypto asset products and transactions could result in adverse tax consequences for holders of crypto assets and could have an adverse effect on the value of crypto assets and of our business. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty with respect to the treatment of digital assets for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of crypto asset transactions impacts our customers, and could impact our business, both domestically and abroad.

We intend to regularly assess all of these matters to determine the adequacy of our tax provision, but changes in applicable tax regulations or unanticipated tax-related liabilities and costs could have a material adverse effect on our ability to implement our business plans with a corresponding negative impact on the utility or value of Salt Tokens.

We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales, which could harm our business.

State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to digital assets in various jurisdictions is unclear. Further, these jurisdictions’ rules regarding tax nexus vary significantly and are complex. As such, we could face possible tax assessments and audits, or increased costs associated with compliance. A successful assertion, by any of these taxing authorities, that we should be collecting additional sales, use, value added or other taxes in jurisdictions where we have not historically done so and do not accrue for such taxes could result in tax liabilities and related penalties for past sales, discourage customers from purchasing our products or otherwise harm our business and operating results or the value of Salt Tokens.

Management turnover creates uncertainties and could harm our business.

We have experienced changes in our executive leadership in the recent past. Our Chief Executive Officer was appointed in May 2020, our Chief Financial Officer was appointed in March 2020, our Chief Technology Officer, Chief Product Officer and Chief Legal Officer were each appointed in January 2020 and our Chief Accounting Officer was appointed in March 2021. In March 2019, two of our directors were removed by a majority of our stockholders, which led to the remaining board removing our then-Chief Executive Officer, Chief Legal Officer, Chief Corporate Development Officer, and Chief Knowledge Officer. And effective as of July 2018, our then-Chief Executive Officer was removed by the board.

Changes to strategic or operating goals, which can often times occur with the appointment of new executives, can create uncertainty, may negatively impact our ability to execute quickly and effectively, and may ultimately be unsuccessful. In addition, executive leadership transition periods are often difficult as the new executives gain detailed knowledge of our operations, and friction can result from changes in strategy and management style. Management turnover inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution. Until we integrate new personnel, and unless they are able to succeed in their positions, we may be unable to successfully manage and grow our business, and our financial condition and profitability may suffer.

Further, to the extent we experience additional management turnover, competition for top management is high and it may take months to find a candidate that meets our requirements. If we are unable to attract and retain qualified management personnel, our business could suffer.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of June 15, 2021, four stockholders beneficially owned or controlled approximately 74% of our common stock (based on the number of shares of common stock outstanding as of June 15, 2021, and assuming no exercise of outstanding options). These stockholders, acting together, may be able to control matters requiring stockholder approval. For example, they may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transactions. This concentration of ownership control may delay, discourage or prevent a change of control, including unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders, entrench our management and board of directors or delay or prevent a merger, consolidation, takeover or other business combination involving us that other stockholders may desire. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

Our management team has limited experience managing a reporting company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to reporting companies. Our management team may not successfully or efficiently manage a reporting company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

Members of our Board of Directors do not have significant experience as directors of a growing internet-based financial services platform.

Members of our Board of Directors have limited experience as directors and, with the exception of Neil Wolfson and Joseph Perry, no prior experience overseeing the operation of an internet-based financial services platform that is subject to complex regulations and laws. Our Board of Directors may not successfully oversee the management of our operations and growth, risks applicable to our business or our compliance with the complex regulatory environment in which we operate, which could adversely affect our ability to successfully operate and grow our business or increase the risk of our noncompliance with laws and regulations applicable to our business.

Our Board of Directors has limited experience in operating an SEC reporting company.

Our directors, with the exception of Neil Wolfson, have no experience in the management of an SEC reporting company that is subject to significant regulatory oversight and reporting obligations under federal securities laws. We currently do not have an internal audit function, and we may eventually need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to have effective internal controls for financial reporting. Additionally, due to the fact that our directors have limited experience as directors of reporting companies, such lack of experience may impair our ability to maintain effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements to our financial statements and an inability to provide accurate financial information.

Our Company has limited the liability of its board of directors and management.

Our Company’s Certificate of Incorporation limits the liability of our directors and generally provides that directors shall have no personal liability to the Company or its stockholders (which likely would include Salt Token holders) for monetary damages for breaches of their fiduciary duties as directors, except pursuant to applicable Delaware law. Our bylaws provide for indemnification by the Company of our officers and directors to the fullest extent permitted by Delaware corporate law. Such provisions substantially limit Salt Token holders’ ability to hold directors liable for breaches of fiduciary duty. Additionally, it is unclear if an issuer of digital tokens would owe any fiduciary obligations to its token holders.

We will incur increased costs as a result of operating as a reporting company, and our management will be required to devote substantial time to new compliance initiatives.

We will incur certain costs of compliance with applicable SEC reporting rules and regulations including, but not limited to attorneys’ fees, accounting and auditing fees, other professional fees and Sarbanes-Oxley Act of 2002 (“SOX”) compliance costs. However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, our Company intends to take advantage of certain exemptions from various reporting requirements that are applicable to other reporting companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX, reduced disclosure obligations regarding executive compensation in our Company’s periodic reports and other SEC filings, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31. After, and if ever, the Company is no longer an “emerging growth company,” it expects to incur significant additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not “emerging growth companies,” including Section 404 of SOX.

We have identified material weaknesses in our internal controls over financial reporting and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Pursuant to Section 404 of SOX, we will be required to furnish a report by its management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of SOX within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and counsel and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

Despite these efforts, in the course of preparing our financial statements for fiscal 2020, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to the lack of necessary corporate accounting resources to maintain adequate segregation of duties, evaluate complex accounting issues in a timely manner and perform an effective risk assessment or monitor internal controls over financial reporting. We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary business processes, systems, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

There is a risk that actions we take in the future will not be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses or significant deficiencies. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Further, there is a risk that we will be not able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404 of SOX. As a result, Salt Tokens could decline in value due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected, including our ability to promote the utility and value of the Salt Tokens.

Events outside of our control, including the outbreak of the recent coronavirus (“COVID-19”), or an outbreak of another highly infectious or contagious disease, could adversely affect our business activities, financial condition and results of operations.

The spread of a highly infectious or contagious virus or disease, such as COVID-19, has caused severe disruptions in the U.S. economy, which has in turn disrupted the business, activities, and operations of some of our customers, as well as our business and operations. Moreover, since the beginning of January 2020, the coronavirus outbreak has caused significant volatility in the financial markets both globally and in the United States. The continued spread of COVID-19, or an outbreak of another highly infectious or contagious virus or disease, may result in a significant decrease in business and/or cause our customers to be unable to meet existing payment or other obligations to us. In addition, any disruptions to the business operations of a third party service provider on whom our business depends resulting from business restrictions, quarantines, or restrictions on the ability of personnel to perform their jobs could have an adverse impact on our service providers’ ability to provide services to us.

The extent to which COVID-19 will continue to negatively impact our business and results of operations will depend on future developments which are highly uncertain and cannot be accurately predicted, including the duration of the pandemic, actions taken to treat or control the spread of COVID-19, any re-emergence of COVID-19 or related diseases, and the intermediate and longer-term impact on consumers, businesses and the broader economy. For example, COVID-19 raises the possibility of an extended global economic downturn, which could affect the performance of and demand for our products and services and adversely impact our business and results of operations even after the pandemic is contained.

Additionally, this could continue to impact many employees who may have personal needs to attend to (such as looking after children as a result of school closures or family who become sick) and employees may become sick themselves and be unable to work.

An extended period of remote work arrangements could decrease our effectiveness and increase compliance issues and security risks.

In June 2020, our management decided to shift to a “remote-first” work environment, whereby our employees in most positions will work fully remotely in a distributed by design model (continuing post COVID-19). Due to the COVID-19 pandemic, the company had already been working remotely effectively since March 2020. While most of our operations can be performed remotely, there is no guarantee that we will continue to be as effective while working remotely. Decreased effectiveness of our team could adversely affect our results due to longer time periods to review and approve work product and a corresponding reduction in innovation, longer time to respond to platform performance issues, or other decreases in productivity that could seriously harm our business. Significant management time and resources may be diverted from our ordinary business operations in order to develop, implement and manage work strategies and new processes and tools, as we adjust to a remote-first work environment. Additionally, with our remote-first model, we are allowing employees to reside out of state. Therefore, we will face increased liability and time and resource demands with needing to comply with multiple state employment and tax laws. In addition, the security systems in place at our employees’ and service providers’ homes may be less secure than those used in our offices, and while we have implemented technical and administrative safeguards to help protect our systems as our employees and service providers work from home, we may be subject to increased cybersecurity risk, which could expose us to risks of data or financial loss, and could disrupt our business operations. Further, a remote-first work environment may also lead to increased cyber and fraud risk related to COVID-19, as cybercriminals attempt to profit from the disruption, given the increase in online transaction activity. We could experience direct financial loss, or be exposed to contractual or reputational liability, if we were affected by cyber security attacks.

If we were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

A company would be considered an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) if, among other things, it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or, absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe we are engaged primarily in the business of providing loans that are collateralized by digital assets. We hold ourselves out as a lending company and we do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is, or is likely to become, an investment company under the 1940 Act. Nevertheless, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations and prohibitions on transactions with affiliates; limitations on the issuance of debt and equity securities and stock options; and the imposition of certain governance requirements, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR INFORMATION TECHNOLOGY

Interruption or failure of our information technology and communications systems could impair our operations, which could damage our reputation and harm our results of operations.

Our success and ability to process transactions and provide high quality customer service depend on the efficient and uninterrupted operation of our computer server and information technology systems. The failure of our computer systems and information technology to operate effectively or to integrate with other systems, performance inadequacy, or breach in security may cause interruptions in the availability of our Platform, functionality of the Platform, delays in product fulfillment, and reduced efficiency of our operations as well as reputational harm. Any failures, problems, or security breaches may mean that fewer customers are willing to use and purchase the services and products we offer. Factors that could occur and significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failure sabotage, terrorist attacks and similar events, software errors, computer viruses, physical or electronic break-ins, and breaches of our customers’ personal information such as passwords or other personal information.

Any disruptions or service interruptions that affect our existing and planned Platform could damage our reputation, require us to spend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Any of the above disruptions could harm our results of operations or the utility, acceptance or value of Salt Tokens.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing, and transmission of customers’ personal data, including names, addresses, identification numbers and/or bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We could also be subject to breaches of security by hackers. Threats may occur by human error, fraud, or malice on the part of employees or third parties or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information and the integrity and availability of our products, services and systems, among other effects. Denial of service, ransomware or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management, or increase our costs of doing business and thereby reduce the value of Salt Tokens.

As part of our business operations, we share information with third parties, including commercial partners, third-party service providers and other agents, who collect, process, store, and transmit sensitive data. Given the rules established by the applicable regulations, we may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction, or unauthorized modification of data of the end users of our services by us or our third-party service providers and other agents or through systems we provide could result in significant fines, sanctions, and proceedings or actions against us by the governmental bodies or third parties, which could have a material adverse effect on our business, financial condition, and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business, or result in the imposition of financial liability.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including payment scheme fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation, or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under state and federal laws or regulations or by the payment systems. While we maintain insurance policies specifically for cyber-attacks, a significant cybersecurity breach of our systems or communications could result in payment systems prohibiting us from processing transactions on their systems, which could materially impede our ability to conduct business.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from associated participants in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. In addition, many of our associated participants are small- and medium-sized agents that have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition, results of operations and the value of Salt Tokens.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition, results of operations and the value of Salt Tokens.

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.

We collect, store, process, and use certain personal information and other user data in our business operations. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and our data is critical to us. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our vendors, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. Our security measures may fail to prevent security breaches, which could harm our business.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

Salt and the Salt Token brands are critically important to our Company’s business. The protection of our intellectual property, including our trademarks, any future patents, copyrights, domain names, trade dress, and trade secrets, is critical to our success. We seek to protect our intellectual property rights by relying on applicable laws and regulations, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services, including confidentiality agreements with parties with whom we conduct business.

The contractual provisions that we enter into with employees, consultants, vendors, and customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, services and intellectual property is difficult, expensive and time consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States, and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of the Salt or Salt Token brands, our technologies or our intellectual property rights. Any failure to protect or enforce our intellectual property rights adequately, or significant costs incurred in doing so, could materially harm our business.

As the number of products in the software industry increases and the functionalities of these products further overlap, and as we acquire technology through acquisitions or licenses, we may become increasingly subject to infringement claims, including patent, copyright, and trademark infringement claims. We may be required to enter into litigation to determine the validity and scope of the patents or other intellectual property rights of others. The ultimate outcome of any allegation is uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, require us to stop selling, or redesign our products, or require us to pay substantial amounts to satisfy judgments or settle claims or lawsuits or to pay substantial royalty or licensing fees, or to satisfy indemnification obligations that we have with some of our customers. Our failure to obtain necessary license or other rights, or litigation or claims arising out of intellectual property matters, may materially harm our business or affect the utility, acceptance or value of Salt Tokens.

A loss of confidence in our security system, or a breach of our security system, may adversely affect us and the value of our Salt Tokens.

In early 2018, a foreign national exploited our website platform to illegally receive 1.48 million Salt Tokens without providing payment. As of January 2021, we have recovered 0.49 million of the stolen Salt Tokens. In February 2018, we were the target of an external cyber-attack, resulting in the threat actors gaining unauthorized access to 5,229 Ethereum tokens valued at $4.6 million at the time of attack. In each case, customer collateral was either not affected or restored, and we have taken, and plan to continue to take, measures to protect us and Salt Tokens and other digital assets owned or held by our Company from unauthorized access, damage or theft. However, regulations and commercial best practices for the storage and safeguarding of digital assets are ill-defined. Therefore, it is possible that our security measures or digital asset custody procedures may not prevent the improper access to, or damage or theft of Salt Tokens and other digital assets held by our Company. A security breach could harm our reputation or result in the loss of some or all of the Salt Tokens and other digital assets owned by our Company. A resulting perception that our measures do not adequately protect our Company’s digital assets could adversely affect us and the value of Salt Tokens generally.

Our Platform applications use an uncommon programming language and we may be unable to hire skilled developers.

We currently use an uncommon programming language for some applications used on the Platform and will need to recruit and hire additional developers knowledgeable of such programming languages and other blockchain developers to continue to grow our Platform and the services we provide through it. Such developers are in very high demand and we expect them to continue to be in high demand for the foreseeable future. We may be required to pay developers salaries at rates higher than we expect or than other employees of our Company in order to recruit and retain them. If we are unsuccessful at recruiting additional developers and retaining them, we may not achieve our growth strategies and our business and results of operations may suffer.

Our ability to obtain insurance to protect against losses affecting our business, including fraud or theft involving use or trading in our Salt Tokens or the digital assets used as collateral for loans we extend to borrowers, is limited and may not be sufficient to cover losses we experience.

We have very limited insurance coverage available to us to protect against losses that we may incur in operating the Platform, including losses resulting from fraud or theft or loss of Salt Tokens or digital assets used as collateral for loans. We currently hold policies that cover internet ransom and cyberattacks. Our current policies include Cyber Liability & Technology Errors & Omissions, Side A Directors & Officers, Kidnap & Ransom, Employed Lawyers Liability, Business Owners Policy, International Liability, Umbrella Liability and Workers Compensation policies. The past two years, we have reviewed the market cost of obtaining Full Directors & Officers, Errors and Omissions, and Employment Practices Liability insurance, however the costs were prohibitive due to our history and open legal matters. Additionally, when we hold digital assets with third-party custody service providers we may participate in their insurance coverage, such as cyber and technology errors and omissions. Such insurance coverage may be insufficient to compensate us for losses we may incur in connection with our operations. If we are unable to obtain insurance to cover such losses, we would be liable for the full cost associated with them. Further, even if insurance coverage is or becomes available to us, the coverage may not be sufficient to cover the full amount of losses we incur, which could materially harm our business and financial results.

RISKS RELATED TO REGULATION OF OUR INDUSTRY

Our business is subject to extensive government regulation and oversight as well as complex and overlapping rules in the United States that frequently change.

Our business is subject to laws, regulations, policies and legal interpretations in the United States and the markets in which we operate, including, but not limited to, those governing credit and lending transactions, collections, securities and commodities transactions, cross-border and domestic money transmission, foreign exchange, privacy, data protection, cybersecurity, banking secrecy, payment services, consumer protection, digital assets, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. The legal and regulatory requirements which we are subject to involve extensive, complex and frequently changing. These laws and regulations affect our business in many ways, and include regulations relating to:

●	the amount we may charge in interest rates and fees;
●	the terms of our loans (such as maximum and minimum durations), repayment requirements and limitations, maximum loan amounts, refinances and extensions and reporting;
●	underwriting requirements;
●	collection and servicing activity, including initiation of payments from consumer accounts;
●	licensing, reporting and document retention;
●	unfair, deceptive and abusive acts and practices;
●	non-discrimination requirements;
●	disclosures, notices, advertising and marketing;
●	loans to members of the military and their dependents;
●	requirements governing electronic payments, transactions, signatures and disclosures;
●	the types of contracts we can enter into under applicable commodities rules;
●	privacy and use of personally identifiable information and consumer data, including credit reports;
●	anti-money laundering and counter-terrorist financing requirements, including currency and suspicious transaction recording and reporting; and
●	posting of fees and charges.

As we expand into other international markets, we must comply with the laws of countries or markets in which we operate. There can be no assurance that our employees, contractors, or agents will not violate such laws and regulations. Any such violation could have a material adverse effect on our Company or the value of Salt Tokens.

We may extend loans to borrowers located outside of the United States, including in emerging markets, which would subject us to risks and additional laws and regulations.

We extend loans to borrowers primarily located in the United States and on a more limited basis in certain foreign jurisdictions. We may expand lending to borrowers located in additional countries including countries in emerging markets. Our expansion into markets in developed countries will be difficult and costly due to heavy regulatory requirements that generally exist in those countries. Developing countries are subject to economic, political and other uncertainties, including changes in monetary, exchange control, trade policies and environmental conditions which may affect their respective overall business environments and, in turn, our ability to originate loans and the ability of borrowers to repay loans. The lending industry in many countries is highly competitive and susceptible to changing individual and entity preferences. Laws, consumer protection requirements and regulations applicable to the Platform’s operations may vary significantly from country to country and among jurisdictions within countries, and some countries have banned the use of cryptocurrencies entirely. Laws regulating financial services, the internet, mobile technologies, crypto, and related technologies outside of the United States often impose different, more specific, or even conflicting obligations, as well as broader liability. Additionally, in emerging markets, the repayment of loans will be subject to certain risks not typically associated with investment in developed economies or markets, such as greater political, legal, regulatory, and economic risk.

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Political and Legal Risks. Emerging markets may be susceptible to significant political and legal risks such as: (i) political unrest, instability, and corruption; (ii) underdeveloped legal and regulatory frameworks; (iii) unclear taxation, foreign exchange, repatriation of profits, environmental and other governmental and regulatory policies that may change without notice; (iv) the relative lack of experience of the judicial system in commercial, corporate and securities laws; and (v) different interpretation by judges of any applicable legislation. There is no guarantee that the Platform, borrowers or the loans will not be adversely affected by political and social conditions prevailing in an emerging market, or that adverse developments will not occur.

Changes in applicable laws could similarly prevent or complicate the repayment of the loans. The Platform may not be able to recover on the loans in the event of any significant political upheaval and in turn, we may receive little, if any of the unpaid principal or interest payable under the loans.

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Economic Risks. Emerging economies are notably susceptible to economic fluctuations, and may be particularly vulnerable to external shocks. The rates of unemployment and underemployment may be higher compared to more developed economies and markets.

Governments and regulatory authorities in emerging markets may also intervene in their economy and make significant changes in monetary, fiscal and regulatory policy, which could result in currency devaluation and changes in international reserves. Possible developments include fluctuations in exchange rates, inflation, instability of prices, changes in interest rates, liquidity of domestic capital and debt markets, exchange controls, deposit requirements on foreign borrowings, controls on capital flows, and limits on foreign trade.

These factors may adversely affect the market for lending in these countries as well as the likelihood that borrowers on the loans fail to repay the loans in full or make payments on loans when due.

As we continue to expand internationally, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

As we expand internationally, we will become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations both of the jurisdictions in which we operate and those into which we offer services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, crypto, and related technologies outside of the United States often impose different, more specific, or even conflicting obligations on us. For example, we are required to comply with laws and regulations related to U.S. anti-money laundering and counter-terrorist financing laws and regulations, enforced by FinCEN. U.S. sanctions laws and regulations generally restrict dealings by persons subject to U.S. jurisdiction with certain governments, countries, or territories that are the target of comprehensive sanctions, currently the Crimea Region of Ukraine, Cuba, Iran, North Korea, Syria, and Venezuela as well as with persons identified on certain prohibited lists. We have implemented controls, and are working to implement additional controls and screening tools, but there is no guarantee that we will not inadvertently provide our products and services to individuals, entities, or governments prohibited by U.S. sanctions.

Regulators worldwide frequently study each other’s approaches to the regulation of digital assets. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

Due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

If we fail to adhere to applicable laws and regulations, we could be subject to fines, civil penalties and other relief that could adversely affect our business and results of operations.

The governmental entities that regulate our business have the ability to sanction us and obtain redress for violations of these regulations, either directly or through civil actions, in a variety of different ways, including:

●	ordering remedial or corrective actions, including changes to compliance systems, product terms, and other business operations;
●	imposing fines or other monetary penalties, including for substantial amounts;
●	ordering the payment of restitution, damages or other amounts to customers, including multiples of the amounts charged;
●	disgorgement of revenue or profit from certain activities;
●	imposing cease and desist orders, including orders requiring affirmative relief, targeting specific business activities;
●	subjecting our operations to additional regulatory examinations during a remediation period;
●	revocation of licenses to operate in a particular jurisdiction; and
●	other consequences.

Many of the government entities that regulate us have the authority to examine us on a regular basis to determine whether we are complying with applicable laws and regulations and to identify and sanction non-compliance. For example, in April 2019, we failed to timely renew our license in the State of California, which resulted in our temporary suspension in operations there and a fine. We are subject to these types of examinations and audits on an ongoing basis from state regulators. These examinations and audits increase the likelihood that any failure to comply (or perceived failure to comply) with applicable laws and regulations will be identified and sanctioned, which may include suspension, imposition of fines or revocation of required licenses.

The regulations to which we are subject change from time to time, and future changes, including some that have been proposed and those that subject us to regulation as a bank or other financial institution in non-U.S. jurisdictions, could restrict us in ways that adversely affect our business and results of operations.

The laws and regulations to which we are subject change from time to time, and there has been a general increase in the volume and burden of laws and regulations that apply to us in the jurisdictions in which we operate at all levels of government. We also may be subject to licensing requirements and related compliance obligations under the money transmitter laws of the States in which we operate. For example, in June 2015, the New York State Department of Financial Services (“DFS”) issued its virtual currency regulation, 23 NYCRR Part 200, under the New York Financial Services Law. Under the regulation, businesses are not permitted, in New York or with a New York resident, to receive digital assets as payment, custody digital assets, buy or sell digital assets, or issue digital assets, among other things, without a license issued by the DFS. The license, known as the “BitLicense,” has been issued to 25 businesses as of November 1, 2020. In addition, money transmission laws vary from state to state, with some states applying money transmission laws to digital assets, in potentially different ways, and others not applying such laws to digital assets. Failure to comply with any such applicable requirements could result in administrative, civil or criminal penalties or other enforcement actions, as well as reputational harm. In addition, we may decide not to, or may not be able to, operate in certain jurisdictions as a result of regulatory or licensing requirements.

In addition, financial services and banking laws and regulations are subject to ongoing review and revision, including changes in response to global regulatory trends. As a result, state, federal and foreign governments have been actively considering new banking laws and regulations, and reviewing and revising existing laws and regulations, particularly in relation to the regulation of non-bank financial institutions, interest rate regulations, capital adequacy and accounting standards. We expect that the interest in increasing the regulation of our industry will continue and that we will be subject to varying rules depending on the state or the country. It is possible that future laws and regulations will be enacted and will adversely affect our pricing, product mix, compliance costs or other business activities in a way that is detrimental to our results of operations. Further, we believe increasingly strict legal and regulatory requirements and additional regulatory investigations and enforcement, any of which could occur or intensify, may result in changes to our business, as well as increased costs, and supervision and examination for both ourselves and our agents and service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services.

Any legislative or regulatory actions, including the initiation of a proceeding relating to one or more allegations or findings of any violations of laws, and any required changes to the Platform resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue certain business opportunities, increase the level of reserves we are required to maintain or capital adequacy requirements, affect the value of assets that the Platform holds, require us to increase prices and, therefore, reduce demand for our products, impose additional costs or otherwise adversely affect our business. Such actions and proceedings may also impair our ability to collect payments on loans, originate additional loans or result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such actions and proceedings.

The regulatory environment in which we operate is very complex, which increases our costs of compliance and the risk that we may fail to comply in ways that adversely affect our business.

The regulatory environment in which we operate is very complex, with applicable regulations being enacted by multiple agencies at each level of government. Accordingly, our regulatory requirements, and consequently, the actions we must take to comply with regulations, vary considerably among the many jurisdictions where we operate. Managing this complex regulatory environment is difficult and requires considerable compliance efforts. It is costly to operate in this environment, and it is possible that our costs of compliance will increase materially over time. This complexity also increases the risks that we will fail to comply with regulations in a way that could have a material adverse effect on our business and results of operations and ability to service loans.

Judicial decisions could potentially render our arbitration agreements unenforceable.

We include pre-dispute arbitration provisions in our loan agreements. These provisions are designed to allow us to resolve most customer disputes through individual arbitration rather than in court. Our arbitration provisions explicitly provide that all arbitrations will be conducted on an individual and not on a class basis. Thus, our arbitration agreements, if enforced, have the effect of shielding us from class action liability. There is always a risk, however, that a court would deny arbitration based upon facts presented by one or more consumers opposing the arbitration or that laws could change that might limit or restrict our ability to enforce the arbitration provisions in our loan agreements, in which case we would be forced to litigate disputes and may be subject to class action liability. In addition, we may be subject to public injunctive relief claims by borrowers in California, which have the potential to broadly affect a company’s business operations, much like a class-wide injunction.

In July 2017, the CFPB issued the CFPB Anti-Arbitration Rule, designed to prohibit the use of mandatory arbitration clauses with class action waivers in agreements for consumer financial services products, effective as to agreements entered into on or after March 19, 2018. However, the Anti-Arbitration Rule was overturned by Congress on October 24, 2017, and the President signed the joint resolution on November 1, 2017 to repeal the rule. Pursuant to the Congressional Review Act, substantially similar rules may only be reissued with specific legislative authorization.

Our use of pre-dispute arbitration provisions will remain dependent on whether courts continue to enforce these provisions. We take the position that the Federal Arbitration Act, or the FAA, requires that arbitration agreements containing class action waivers of the type we use be enforced in accordance with their terms. In the past, a number of courts, including the California and Nevada Supreme Courts, have concluded that arbitration agreements with class action waivers are “unconscionable” and hence unenforceable, particularly where a small dollar amount is in controversy on an individual basis. However, in April 2011, the U.S. Supreme Court in a 5-4 decision in AT&T Mobility v. Concepcion held that the FAA preempts state laws that would otherwise invalidate consumer arbitration agreements with class action waivers. Our arbitration agreements differ in some respects from the agreement at issue in Concepcion, and some courts have continued since Concepcion to find reasons to find arbitration agreements unenforceable. Thus, it is possible that one or more courts could use the differences between our arbitration agreements and the agreement at issue in Concepcion as a basis for a refusal to enforce our arbitration agreements, particularly if such courts are hostile to our kind of lending or to pre-dispute mandatory consumer arbitration agreements. Further, it is possible that a change in composition at the U.S. Supreme Court could result in a change in the U.S. Supreme Court’s treatment of arbitration agreements under the FAA. If our arbitration agreements were to become unenforceable for some reason, we could experience an increase in our costs to litigate and settle customer disputes and our exposure to potentially damaging class action lawsuits, with a potential material adverse effect on our business and results of operations.

The Salt Terms and Conditions include terms that provide for claims against Salt to be resolved through binding arbitration, waiver of class actions and waiver of jury trials. These provisions may have the effect of discouraging certain types of claims against us or provide less favorable outcomes to holders of Salt Tokens or may prove to be unenforceable in certain circumstances.

In an attempt to limit costly litigation, including class action lawsuits, the Salt Token Terms and Conditions provide that Salt Token holders submit claims or disputes between such holders and our company relating to the purchase, use or ownership of Salt Tokens for resolution by arbitration on an individual, and not a class, basis. The binding arbitration provision does not apply to claims relating to the validity, enforceability, coverage or scope of the arbitration provision, and holders of Salt Tokens can elect to opt out of this provision. If holders do not opt out of this provision, however, there is a possibility that the remedy available to a holder of Salt Tokens would be less favorable than a remedy provided in a legal proceeding with or without a jury. Although arbitration generally results in lower overall costs to the parties involved in the dispute, there is no assurance that a holder of Salt Tokens would incur lower costs in arbitration than if such holder brought a claim in a court or as part of class action litigation. In addition, the enforceability of similar arbitration and jury trial waiver provisions has been challenged in legal proceedings or may be prohibited by Federal securities or other laws, and it is possible that a court could find these types of provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings that a Salt Token holder may assert. If a court were to find these provisions to be inapplicable or unenforceable in an action, we and the Salt Token holders may incur additional costs associated with resolving such action in a legal proceeding.

The Salt Token terms and conditions provide that the state and federal courts located in Denver, Colorado will be the sole and exclusive forum for certain disputes between the Company and holders of Salt Tokens, which could limit its stockholders' ability to obtain a favorable judicial forum for disputes with the Company relating to the Salt Tokens.

The Salt Token terms and conditions provide that the state and federal courts located in Denver, Colorado will be the sole and exclusive forum for disputes relating to the terms and conditions or use of the Salt Tokens. This exclusive forum provision is intended to apply to claims arising under Colorado state law and would not apply to claims brought pursuant to the Securities Act or Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. The exclusive forum provision in the Salt Token terms and conditions will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and holders of Salt Tokens will not be deemed to have waived our compliance with these laws, rules and regulations.

This exclusive forum provision may limit a Salt Token holder’s ability to bring a claim in a judicial forum of its choosing for disputes relating to the terms and conditions or use of the Salt Tokens, which may discourage lawsuits against us. In addition, holders of Salt Tokens who do bring a claim in the state or federal courts located in Denver, Colorado could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Colorado. The state or federal courts in Denver, Colorado may also reach different judgments or results than would other courts, including courts where a holder of Salt Tokens would otherwise choose to bring the action, and such judgments or results may be more favorable to the Company than to such holders. However, the enforceability of similar exclusive forum provisions has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings. If a court were to find the exclusive forum provision contained in Salt Token terms and conditions to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions.

Current and future legal, class action and administrative proceedings directed towards our industry or us may have a material adverse impact on our results of operations, cash flows and financial condition.

We have been the subject of administrative proceedings and lawsuits in the past, and may be involved in future proceedings, lawsuits or other claims. Other companies in our industry have also been subject to regulatory proceedings, class action lawsuits and other litigation regarding the offering of consumer loans. We could be adversely affected by interpretations of state, federal, foreign and provincial laws in those legal and regulatory proceedings, even if we are not a party to those proceedings. We anticipate that lawsuits and enforcement proceedings involving our industry, and potentially involving us, will continue to be brought in the future.

We may incur significant expenses associated with the defense or settlement of current or future lawsuits, the potential exposure for which is uncertain. The adverse resolution of legal or regulatory proceedings, whether by judgment or settlement, could force us to refund fees and interest collected, refund the principal amount of advances, pay damages or other monetary penalties or modify or terminate our operations in particular local, state, provincial or federal jurisdictions. The defense of such legal proceedings, even if successful, requires significant time and attention from our senior officers and other management personnel that would otherwise be spent on other aspects of our business, and requires the expenditure of substantial amounts for legal fees and other related costs. Settlement of proceedings may also result in significant cash payouts, foregoing future revenues and modifications to our operations. Additionally, an adverse judgment or settlement in a lawsuit or regulatory proceeding could in certain circumstances provide a basis for the termination, non-renewal, suspension or denial of a license required for us to do business in a particular jurisdiction (or multiple jurisdictions). A sufficiently serious violation of law in one jurisdiction or with respect to one product could have adverse licensing consequences in other jurisdictions and/or with respect to other products. Thus, legal and enforcement proceedings could have a material adverse effect on our business, future results of operations, financial condition and ability to service our debt obligations.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.

We are subject to various anti-corruption, anti-bribery and anti-money laundering laws and regulations that prohibit, among other things, our involvement in improper payments to certain public officials for the purpose of obtaining advantages or in transferring the proceeds of criminal activities. We continue to review and update programs designed to comply with new and existing legal and regulatory requirements. However, any errors, failures, or delays in complying with anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm.

Our anti-corruption and anti-bribery policies are based on the U.S. Foreign Corrupt Practices Act of 1977 (amended in 1988 and 1998), the U.K. Bribery Act of 2010, and the local laws in every country in which we do or seek to do business (collectively, “Anti-Corruption Laws”). Anti-Corruption Laws prohibit bribery of foreign government officials. A bribe is anything of value that is provided for the improper purpose of obtaining favorable treatment in a business transaction. The prohibition against bribery is defined broadly and includes not just money, but also business opportunities or favorable contracts, stock options, certain gifts, discounts, or other favors. The term “governmental official” is also defined broadly and, depending on the circumstances, can implicate any person with governmental influence. Our company strictly prohibits bribery of any kind.

The main laws regarding anti-money laundering are the Bank Secrecy Act and the USA Patriot Act of 2001. These laws require financial institutions to maintain an anti-money laundering compliance program covering certain of our business activities. The program must include: (1) the development of internal policies, procedures and controls; (2) designation of a compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test the program. If we are not in compliance with U.S. or other anti-money laundering laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, results of operations, financial condition and cash flows. Any investigation of any potential violations of anti-money laundering laws by U.S. or international authorities could harm our reputation and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Regulators may increase enforcement of these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services, including the Salt Tokens.

GENERAL RISKS RELATED TO DIGITAL ASSETS

The prices of digital assets, such as Salt Tokens, are extremely volatile.

Fluctuations in the price of digital assets could subject Salt Tokens to significant price volatility and could significantly affect the value of the digital assets that we hold, including treasury assets and collateral securing loans. The price of digital assets, including Salt Tokens, is affected by many factors beyond our control including global supply and demand, the expected future price, inflation expectations, interest rates, currency exchange rates, fiat currency withdrawal and deposit policies at virtual token exchanges, interruptions in service or failures of such exchanges, investment and trading activities of large holders of digital assets, government monetary policies, regulatory measures that restrict the use of digital assets and global political, economic or financial events as well as the performance and financial condition of our Company. In addition, a decrease in the price of one digital asset may cause volatility in the entire digital asset industry, including the Salt Tokens and digital assets we hold. For example, a security breach that affects investor or user confidence in Bitcoin may affect the industry as a whole and may also cause the price of Salt Tokens and digital assets we hold to fluctuate dramatically.

The regulatory regime governing digital assets is still developing, and regulatory changes or actions may alter the nature of an investment in digital assets, including Salt Tokens, or restrict the use of digital assets, including Salt Tokens, in a manner that adversely affects holders and our business plans.

The regulation of digital assets and digital asset exchanges are currently under-developed and likely to rapidly evolve and vary significantly among U.S. and non-U.S. jurisdictions and are subject to significant uncertainty. As digital assets have grown in both popularity and market size, governments around the world have reacted differently to digital assets, with certain governments deeming them illegal while others have allowed their use and trade. Various legislative and executive bodies in the United States, and other countries, are, or are considering, enacting laws, regulations, guidance, or other actions, which could adversely impact our Company and the value of Salt Tokens and of the digital assets we hold as collateral. Our failure to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including criminal and civil penalties and fines against our Company. The variation among applicable laws and regulations across multiple jurisdictions may result in materially different consequences to holders of Salt Tokens and to our borrowers based upon their respective country of residence. New or changing laws and regulations or interpretations of existing laws and regulations (whether in the U.S. or elsewhere) could have material adverse consequences to you and our Company, including, but not limited to: our ability to issue Salt Tokens and utilize Salt Tokens as part of our business plan, the transferability of Salt Tokens, the value of Salt Tokens, the liquidity and market price of Salt Tokens, your ability to access marketplaces that trade Salt Tokens, the ability of borrowers to obtain loans from use secured by digital assets and the value of the digital assets we hold as collateral or treasury assets.

The development and acceptance of transactions in digital assets are subject to a variety of factors that are difficult to evaluate.

The use of digital assets to buy and sell goods and services and complete transactions is part of a new and rapidly evolving industry, and the continued growth of this industry and the continued and growing use of digital assets is highly uncertain. If the development or acceptance of digital assets were to slow or stop, it could have a material adverse effect on our business. Factors that could affect the expansion or contraction of the use of digital assets and our related business plans, include, but are not limited to:

●	continued worldwide growth in the adoption and use of digital assets;

●	governmental and quasi-governmental regulation of digital assets and their use, or restrictions on or regulation of access to and operation of digital asset systems;
●	the maintenance and development of software and technology on which many digital assets are dependent;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	general economic conditions and the regulatory environment relating to digital assets (whether in the U.S. or elsewhere); and
●	negative consumer sentiment and perception of digital assets in general.

We cannot predict with certainty any outcome regarding use of digital assets, and any of the above factors may have a material adverse effect on our business and the price of Salt Tokens.

Digital assets, including Salt Tokens, might be used for illegal or improper purposes, which could expose our Company to additional liability and harm its business.

Security breaches, theft and fraud occur in the digital assets market in general in part because it is rapidly evolving, can lack transparency and is decentralized in nature. Digital assets, including Salt Tokens and the digital assets we hold as treasury assets and as collateral for our loans, may be susceptible to potentially illegal or improper uses as criminals are using increasingly sophisticated methods to engage in illegal activities involving internet services, such as money laundering, terrorist financing, drug trafficking, and other online misconduct. Borrowers may also try to access a loan for illegal or improper purposes or try to provide stolen digital assets as collateral for a loan. Salt Token holders may also encourage, promote, facilitate, or instruct others to engage in illegal activities or improper conduct. To the extent any of these illegal or improper activities occur outside the United States, our remedies may be significantly limited or nonexistent. Despite measures the Company intends to take to detect and lessen the risk of this kind of conduct, we cannot assure you that these measures will stop all illegal or improper uses of Salt Tokens or the digital assets we hold. The value of our business could be harmed if customers use our Platform for illegal or improper purposes. It may also impair our ability to foreclose on digital assets we hold as collateral in the event of a defaulting loan or margin call under a loan.

Incorrect or fraudulent digital asset transactions may be irreversible.

Digital asset transactions, including those involving Salt Tokens or the digital assets we hold as collateral, are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, these digital asset transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of a Salt Token or other digital assets or the theft of a Salt Token or other digital assets generally will not be reversible, and our Company may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, Salt Tokens could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Such events on a large enough scale would have a material adverse effect on our operations and the value of Salt Tokens.

Digital assets may be subject to loss, damage, theft or restriction on access, which could decrease the value of Salt Tokens or the digital assets we hold.

A private key, or a combination of private keys, will be necessary to control digital assets, including Salt Tokens, stored in a digital wallet. Accordingly, any loss of the requisite private keys will result in loss of the Salt Tokens, and they likely would not be recoverable. Moreover, any third party that gains access to such private keys, including by gaining access to login credentials of a hosted wallet service, could steal digital assets, including Salt Tokens. Any errors or malfunctions caused by or otherwise related to your digital wallet to receive and store digital assets, including Salt Tokens, including failure to properly maintain or secure such digital wallet, may also result in your complete loss of digital assets, including Salt Tokens. If you lose access to your Salt Tokens, you could suffer a complete loss and would have no rights to seek any recovery from the Company.

If part or all of the Salt Tokens are lost, stolen or destroyed under circumstances rendering a party liable to our Company, the responsible party may not have the financial resources sufficient to satisfy our claim. For example, as to a particular event of loss, the only source of recovery for us might be the responsible third parties (e.g., a thief or terrorist), any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim of our Company. Furthermore, we are not aware of any U.S. or foreign governmental, regulatory, investigative, or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen digital assets. Consequently, we may be unable to replace missing Salt Tokens or seek reimbursement for any erroneous transfer or theft of Salt Tokens. To the extent that we are unable to seek redress for such action, error or theft, such loss could decrease the value of Salt Tokens.

Digital assets, including Salt Tokens, are subject to risks of uninsured losses.

Unlike bank accounts or accounts at some other financial institutions, digital assets, including Salt Tokens, are uninsured unless you specifically obtain private insurance to insure them. Thus, in the event of loss or loss of utility value, there is no public insurer, such as the Federal Deposit Insurance Corporation or SIPC protections, and limited or no private insurance arranged by our Company, to offer recourse to holders of Salt Tokens or to us with respect to digital assets we hold as collateral. Therefore, any Salt lending transactions or Salt Token purchases are made at the risk of the borrower or purchaser, respectively.

Trading or holding digital assets could expose you to various cyber security risks.

Trading platforms and third-party service providers may be vulnerable to hacking or other malicious activity. As with any computer code generally, flaws in digital asset codes, such as Salt Tokens, may be exposed to such negative activities. Several errors and defects have been found previously, including those that disabled some functionality for users of digital asset trading platforms and exposed such users’ personal information. Flaws in and exploitations of the source code allowing malicious actors to take or create money have previously occurred. While we have taken steps to protect digital assets we hold, including Salt Tokens, from hacks and have actively engaged in the development of the backup systems for Salt Tokens, our Company is not immune to changes that affect the entire blockchain ecosystem or industry. Such changes as being subject to a hacking event could adversely affect our Company in unpredictable ways, including adversely affecting the utility, acceptance and value of Salt Tokens or the digital assets we hold as treasury assets and as collateral for our loans.

Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, they may experience fraud, security failures or operational problems, which may adversely affect the value of digital assets, including Salt Tokens.

Digital asset exchanges are relatively new and, in some cases, unregulated. Furthermore, while many prominent digital asset exchanges provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance, many digital asset exchanges do not provide this information. As a result, the marketplace may lose confidence in digital asset exchanges, including exchanges that handle some Salt Token trading.

For example, in 2019 there were reports claiming that 80-95% of Bitcoin trading volume on digital asset exchanges was false or non-economic in nature, with specific focus on unregulated exchanges located outside of the U.S. Such reports may indicate that the market for digital assets is significantly smaller than expected. If these findings are replicated across the digital assets industry, the actual or perceived false trading in cryptocurrency exchange markets, and any other fraudulent or manipulative acts and practices, could adversely affect the value and liquidity of various digital assets and/or negatively affect market perception.

In addition, over the past several years, some digital asset exchanges have been closed due to fraud and manipulative activity, business failure or security breaches. In many of these instances, the customers of such digital asset exchanges were not compensated or made whole for the partial or complete losses of their account balances in such digital asset exchanges. While smaller digital asset exchanges are less likely to have the infrastructure and capitalization that make larger digital asset exchanges more stable, larger digital asset exchanges are more likely to be appealing targets for hackers and malware and may be more likely to be targets of regulatory enforcement action.

Further, due to the uncertain applicability of financial regulations and lack of guidance specific to digital assets, some digital asset exchanges may purposefully or inadvertently fail to comply with applicable financial regulations. Such failures can result in regulatory investigations and enforcement actions, operational delays, closure of exchanges, and loss of funds. For example, on October 1, 2020, the Commodity Futures Trading Commission announced the filing of a civil enforcement action in the U.S. District Court for the Southern District of New York charging five entities and three individuals that own and operate the BitMEX trading platform with operating an unregistered trading platform and violating multiple CFTC regulations, including failing to implement required anti-money laundering procedures. The CFTC seeks disgorgement of ill-gotten gains, civil monetary penalties, restitution for the benefit of customers, permanent registration and trading bans, and a permanent injunction from future violations of the Commodity Exchange Act. Further, the U.S. Attorney for the District of New York indicted four individuals that own and operate the BitMEX trading platform, on federal charges of violating the Bank Secrecy Act and conspiracy to violate the Bank Secrecy Act.

Negative perception, a lack of stability in digital asset exchange markets and the closure or temporary shutdown of digital asset exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the Salt Token and result in greater volatility in token prices. It may also impair our ability to foreclose on digital assets we hold as collateral in the event of a defaulting loan or margin call under a loan.

The use of digital asset derivatives can introduce additional market and regulatory risk.

We may use instruments referred to as derivatives, which are financial instruments that derive their value from one or more assets, in our case cryptocurrencies including Bitcoin. We may use derivatives for speculative purposes to seek to enhance returns. The use of a derivative is speculative if we are primarily seeking to achieve gains, rather than offset the risk of other positions. To the extent we invest in a derivative for speculative purposes, we will be fully exposed to the risks of loss of that derivative, which may sometimes be greater than the derivative’s cost, and the potential for loss in certain cases may be unlimited.

Digital asset derivatives are a developing market and may be traded on unregulated or offshore exchanges. Regulatory changes or actions may alter the nature of an investment in digital asset derivatives or restrict the use of digital asset derivatives or the operations of the exchanges on which digital asset derivatives trade in a manner that adversely affects the price of digital asset derivatives, which could adversely impact the Company.

SPECIFIC RISKS RELATED TO OWNING SALT TOKENS

Holders of Salt Tokens do not have rights as stockholders of our Company and have limited utility.

Salt Tokens are not capital stock, and do not currently provide holders with any type of (i) dividend rights; (ii) equity or debt conversion; (iii) sinking fund provisions; (iv) voting rights; (v) liquidation rights; or (vi) preemption rights, that are typically conferred upon the holders of capital stock. In addition, the utility of Salt Tokens is limited to specific uses on our Platform, which we may change or reduce in the future. See “Description of Registrant’s Securities to be Registered.”

Salt Tokens are subject to transfer restrictions.

Salt Tokens are subject to restrictions on their transfer, including restrictions imposed by the Securities Act or similar state securities laws, therefore, they cannot be sold unless they are subsequently registered under the Securities Act and other applicable securities laws or an exemption from registration is available. If we determine to register your Salt Tokens under the Securities Act, significant delays in the transferability of Salt Tokens could occur, and our Company likely would incur additional material expenses. Any restrictions on Salt Tokens, regardless of form, could have an adverse effect on our ability to issue Salt Tokens and utilize Salt Tokens as part of our business plan, the transferability of Salt Tokens, the value of Salt Tokens, the liquidity and market price of Salt Tokens, and your ability to access marketplaces that trade Salt Tokens.

Our Platform and the use of Salt Tokens may not be widely adopted and may have a limited number of active users.

It is possible that the use of Salt Tokens and our Platform may not become popular or be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of its ecosystems. Such lack of use or interest could negatively impact the growth and development of our Platform and the potential value of Salt Tokens. Additionally, existing and future regulations, whether in the U.S. or elsewhere, may materially hinder the launch of such application or constrain its adoption.

The Salt Tokens are traded on primarily unregulated exchanges where fraudulent activity may occur, and no established market exists for them and may never develop.

We have not listed, and may not ever list, the Salt Tokens on any established, regulated digital asset or securities exchange. Currently, there are few, if any, registered or approved third-party exchanges or other established platforms to support the trading of Salt Tokens on the secondary market. Although Salt Tokens may trade in the secondary market on primarily unregulated digital asset exchanges, we do not currently solicit or control such listings. Due to the rapidly evolving regulatory climate regarding digital assets that are securities, we cannot estimate when, if ever, Salt Tokens will be listed on any securities or digital asset exchange or other established public trading market within the U.S., or if listed, an active and liquid trading market for Salt Tokens will ever develop or be sustained. Any public trading market for our Salt Tokens that we create in the future will be done pursuant to applicable rules and regulations. We can make no assurances, however, that a public trading market for Salt Tokens will ever develop.

In addition, we have little or no control over potentially illegal activities or trading in the Salt Tokens on the exchanges where they do trade due to the unregulated nature of these exchanges. These exchanges are numerous, may be subject to hacking and fraudulent activities and tend to be located outside the United States in countries where it can be difficult or impossible for us to identify or to stop any illegal or fraudulent activity. If any illegal or fraudulent activity involving Salt Tokens were to occur on any of these exchanges, it could reduce confidence in the value of the Salt Tokens and may expose us to reputational harm and potentially liability, which in turn could harm our business and the value of the Salt Tokens. Fraudulent trading in Salt Tokens may also cause volatility in the price of Salt Tokens and result in their price not being an accurate reflection of their value. Further, even if the Salt Tokens become listed on an established, regulated exchange, no market may ever develop for them.

The current price for use of Salt Tokens on our Platform may not bear any relationship to their current fair market value.

The current price of Salt Tokens for use on the Platform is set at $0.15 per token, which is equal to the 60-day moving average price of the Salt Tokens according to the CoinMarketCap website (coinmarketcap.com/currencies/salt/), at the time of the delisting of the Salt Token by Bittrex in May 2019. This is the price used to determine the amount of usage value for Salt Tokens on the Platform, including use as loan collateral, for “buying down” a loan interest rate, for payment of interest on loans we extend, and for other purposes on the Platform. Because there is not a developed or regulated secondary market for Salt Tokens, we do not believe that there is a reliable market value for the Salt Token currently available. The price set on the Platform is not tied to prevailing market prices for the Salt Token and may, therefore, not be reflective of the actual fair market value of the Salt Tokens. If a reliable market price becomes available for the Salt Token, we may choose to modify at any time the usage value of the Salt Token on the Platform. We do not currently purchase or sell Salt Tokens.

Salt Tokens may be subject to rules related to low-priced equity securities, which may make it harder for you to sell your Salt Tokens.

The regulation of digital assets and digital asset exchanges are currently under-developed and likely to rapidly evolve and are subject to significant uncertainty. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks,” and it is possible that Salt Tokens may become subject to penny stock rules in the future. Penny stocks are defined by law generally as equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules place additional responsibilities on broker-dealers effecting transaction in such securities. If Salt Tokens become subject to the penny stock rules in the future, these requirements may have the effect of reducing the level of trading activity in Salt Tokens on any securities or digital asset exchange that list Salt Tokens, which could reduce the value of Salt Tokens.

We may amend the uses of, and your rights under, the Salt Token at any time, and their continued use on our Platform is not guaranteed.

The use of Salt Tokens is governed by the Salt Token Terms & Conditions, and we may amend or revise the Salt Token Terms & Conditions at any time without the consent of holders. Amendments may include imposing restrictions on the transfer or use of the Salt Tokens on our Platform, which could have a material adverse effect on the value of the Salt Tokens or may result in the Salt Tokens not having the functional utility described in our current business plan. Moreover, due to legislative or regulatory changes, for example SEC guidance or regulatory rulemaking, we may be legally required to amend the rights afforded to holders of the Salt Token. These potential changes can have an adverse impact on an investment in a Salt Token.

Furthermore, Salt Tokens are not required to access a loan through our Platform. As of December 31, 2020, we hold 45.4 million Salt Tokens in treasury, which we may choose to sell or which we may choose not to issue and delete. As we grow our Company, we may determine not to continue incorporating Salt Tokens in our business. If we phase out the use of Salt Tokens or otherwise choose not to issue additional Salt Tokens, the number in circulation would decrease as holders use them on our Platform, as a result of the claims process or because holders abandon them, which in turn could reduce their utility and value.

Neither you, as a holder of Salt Tokens, nor our Company, will have control over the Ethereum blockchain framework.

Salt Tokens are comprised of technologies that depend on the Ethereum blockchain protocol to run certain programs to process transactions. Because of this decentralized model, our Company and holders of Salt Tokens have limited or no control over the Ethereum network, which has its independent and separate governance protocols and rules. Changes to the protocol governing the Ethereum network or its declining use or acceptance may have a material adverse effect on the utility, acceptance and value of Salt Tokens.

The open-source structure of portions of the Ethereum blockchain protocol means that our network may be susceptible to developments by users or contributors who could damage our network and our Company’s reputation and could affect the utilization of the network and the Salt Tokens.

Our network operates based on the Ethereum blockchain protocol, portions of which are open-source. Our network will not be represented, maintained or monitored by an official organization or authority. The open-source nature of portions of the Ethereum protocol means that it may be difficult for our company or contributors to maintain or develop our network, and our Company may not have adequate resources to address emerging issues or malicious programs that develop within the network adequately or in a timely manner. Third parties not affiliated with our Company may introduce weaknesses or bugs into the core infrastructure elements of the network and open-source code which may negatively impact the network. Such events may result in a loss of trust in the security and operation of our network and a decline in user activity and could negatively impact the market price of the Salt Tokens. Additionally, because the protocol and other portions of our network’s technology is open-source, anyone can copy and disseminate the source code either in the same form or with modifications as a “fork.”

The tax treatment of Salt Tokens is uncertain, and developments in tax laws could impact the tax treatment of Salt Tokens.

The tax characterization of Salt Tokens is uncertain, and you must seek your own tax advice in connection with your purchase, holding, use, sale or exchange of Salt Tokens or the consequences of participating in the claims process. You should consult with and must rely upon the advice of your own professional tax advisors with respect to the United States and non-U.S. tax treatment of your purchase, holding, use, sale or exchange of Salt Tokens. Transactions involving digital assets or tokens, are relatively new and the guidance issued by the Internal Revenue Service (“IRS”) so far is limited. It is possible that the IRS may challenge Company’s intended treatment of Salt Tokens, and that the tax consequences of purchasing or holding Salt Tokens could differ materially from those anticipated by our Company. We are providing no assurances or representations of any kind regarding any potential tax consequences related to purchasing, holding, using, selling or exchanging Salt Tokens. Federal or state legislation may be enacted, or guidance may be issued, by the IRS (or other governmental authorities), possibly with retroactive effect, impacting your tax obligations with respect to the Salt Tokens and possibly requiring our reporting obligations with respect to the Salt Tokens. Future changes in the tax laws (or future administrative or judicial interpretations) could materially and negatively impact your tax treatment with respect to the Salt Tokens. We make no representation or warranty as to the applicability of any particular tax regime to the Salt Tokens, to the timing of any taxable event with respect to the Salt Tokens or to the method of calculation of any such taxes.

RISKS RELATED TO THE CLAIMS PROCESS

We may continue to have potential liability even after the claims process is made due to our issuances of securities in possible violation of the federal and state securities laws.

The Securities Act does not expressly provide that a claims process will terminate a purchaser’s right to rescind a sale of stock that was not registered or exempt from the registration requirements of the Securities Act. Accordingly, if you affirmatively reject or fail to accept the offer pursuant to the claims process, holders who acquired Salt Tokens directly from us may have a right under the Securities Act after the expiration of the claims process. The SEC staff takes the position that a person’s federal right to receive amounts in the claims process may survive the claims process. Should any offerees reject the claims process, expressly or by failing to timely and properly return a claim form, we may continue to be potentially liable under the Securities Act for the purchase price or for certain losses if the Salt Tokens have been sold. It may also be possible that we may face contingent liability for noncompliance with applicable state securities laws.

We are unable to quantify the extent of any monetary damages that we might incur if monetary fines were imposed, recission were required, or one or more other claims were successful. As of the date of the Registration Statement, we are not aware of any new pending or threatened claims that we violated any federal or state securities laws. However, we cannot assure you that any such claim will not be asserted in the future or that the claimant in any such action will not prevail. If the payment of the claims in the claims process or fines is significant, it could have a material adverse effect on our cash flow, financial condition or prospects.

We cannot determine whether the amounts you would receive in the claims process would be greater or less than the actual value of the Salt Tokens, and you may experience financial loss whether you accept or reject the offer in the claims process.

According to the CoinMarketCap website (coinmarketcap.com/currencies/salt/), the last closing price of Salt Tokens on June 15, 2021 was $0.23 per Salt Token. The pricing information reported on the CoinMarketCap website is based on information it receives from secondary trading exchanges that are unregulated, represent a low volume of trading in Salt Tokens and may include fraudulent or improper trades. Therefore, the pricing information reported on the CoinMarketCap website may not be an accurate reflection of the value of Salt Tokens. Salt Tokens are currently not listed on any securities or digital asset exchange or other established public trading market, and a public trading market for our Salt Tokens may never develop. We cannot estimate when, if ever, Salt Tokens will be listed on any securities or digital asset exchange or other established public trading market within the U.S., or if listed, an active and liquid trading market for Salt Tokens will ever develop or be sustained. The amount you will receive in the claims process is fixed at the price(s) you paid directly to Salt for your Salt Tokens in the ICO, which range from $0.05 to $27.50 per Salt Token, plus interest, less the amount of any income received thereon. This amount is not tied to the last closing price of Salt Tokens on June 15, 2021 of $0.23 per Salt Token, or any future value of Salt Tokens if and when a public trading market for the Salt Tokens ever develops. As a result, if you reject the offer in the claims process, you risk not receiving any financial benefit from your investment in the Salt Tokens. Alternatively, if you accept the offer and following your acceptance of such offer in the claims process a public trading market resumes for Salt Tokens and the market value for Salt Tokens increases due to the implementation of our business plan or for other reasons, you risk not receiving the benefits of any such price appreciation. As a result, you may experience financial loss regardless of whether you accept or reject the offer in the claims process.

The claims process could have a material impact on our financial condition and liquidity.

The offer made pursuant to the claims process will be funded from our Company’s existing cash balance. If all or a significant portion of the persons eligible to participate in the claims process submit valid claims, their rights would reduce the liquidity and financial resources of our Company and may adversely affect the future growth of our Company as well as our financial condition and results of operations. If this were to occur, we may be forced to curtail or cease our operations in the event we cannot find additional capital. We cannot estimate with any certainty the probable amount that we may be required to pay pursuant to the claims process.

We may have insufficient funds to satisfy claims made pursuant to the claims process.

There is a risk to the persons eligible to participate in the claims process that we may not have sufficient funds to satisfy their claims. In exchange for the Salt Tokens, the Company, beginning in July 2017 through August 2019, received approximately $48.4 million in Bitcoin, Ethereum, or US Dollars from customers. The Company held $77.7 million in assets, inclusive of collateral receivable and investments with collateral, as of December 31, 2020. If there were a material shortfall in our ability to address all claims, we may:

1.

have to cease operations, in which case we may file a petition for bankruptcy in U.S. Bankruptcy Court under Chapter 7, whereby a trustee will be appointed to sell off our assets, and the money will be used to pay off our debts in order of their priority. The priority in such bankruptcy of Salt Token holders seeking a refund claim should be equal to all of the Company’s other unsecured creditors; or

2.

file a petition for bankruptcy in U.S. Bankruptcy Court under Chapter 11 to restructure our debt, including our debt to Salt Token holders seeking a refund claim. The priority in such bankruptcy of Salt Token holders seeking a refund claim, should be equal to all of the Company’s other unsecured creditors. The Chapter 11 reorganization plan will describe the rights of Salt Token holders and what holders can be expected to receive, if anything, from the Company.

The claims process extends only to holders who purchased Salt Tokens directly from us on or prior to December 31, 2019 and does not extend to certain of our vendors who were issued Salt Tokens for services. We may have additional potential liabilities due to our issuances of Salt Tokens to our vendors in violation of the federal and state securities laws.

Certain of our vendors may have rights in the claims process against our Company in connection with the sale of unregistered Salt Tokens to them in exchange for their services. During 2017 we issued Salt Tokens to certain vendors for services rendered in connection with our ICO, which we accounted for at that time at approximately $8.5 million. We relied on no section of the Securities Act or SEC rule for an exemption from registration for this transaction since, at that time, we did not consider the Salt Tokens to be securities. The principal remedy under the Securities Act for sales of securities that were not registered or exempt from the registration requirements of the Securities Act is to permit purchasers in an offering to sue for a refund of what was paid for the securities (in this case, the value of the services), plus interest. If, and to the extent that, claims or suits for recission are brought and successfully concluded by these vendors for failure to register the Salt Tokens issued to the vendors under the Securities Act or applicable state securities laws, we may be potentially liable under the Securities Act for the price paid for the securities or for certain losses if the Salt Tokens have been sold. We may also face contingent liability for noncompliance with applicable state securities laws, all of which could adversely affect our Company and our ability to continue to operate our business.

ITEM 2.          FINANCIAL INFORMATION.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes in “Item 15. Financial Statements and Exhibits.” The following discussion includes forward-looking statements about our business, financial condition and results of operations, including discussions about management’s expectations for our business. These statements represent projections, beliefs and expectations based on current circumstances and conditions and in light of recent events and trends and should not be construed either as assurances of performance or as promises of a given course of action. Instead, various known and unknown factors are likely to cause our actual performance and management’s actions to vary, and the results of these variances may be both material and adverse. See “Forward-Looking Statements” and “Item 1A. Risk Factors.”

Overview

Salt Blockchain Inc. (the “Company” and/or “Salt”) (formerly known as Salt Lending Holdings, Inc.), a Delaware corporation, was formed on September 9, 2016 in Denver, Colorado with an auxiliary office located in Mauritius. The Company wholly owns various subsidiaries, which include Salt Lending LLC, Salt Platform, LLC and Salt Technology, Ltd. In addition, in January 2021, the Company acquired Harmonic Technologies, LLC (“Harmonic”).

In June 2020, following the global COVID-19 pandemic, we became a remote-first company, meaning that for the vast majority of roles, our employees have the option to work remotely. Accordingly, we do not currently have a principal executive office.

The Company provides loans that are collateralized by digital assets.

We developed a proprietary software technology platform, or the Platform, that facilitates the origination and servicing of digital asset-backed loans. We generate revenue from interest income, execution fees, trading investment income and other management fees. Our target markets are consumers and commercial enterprises that hold digital assets and are seeking liquidity, primarily in the United States. Salt provides term loans to these consumers and commercial enterprises through its wholly-owned subsidiaries. The loans are over-collateralized with digital assets, such as Bitcoin, Ethereum, Litecoin, SALT, Dash, Bitcoin Cash, XRP, USD Coin, Dogecoin, PAX Gold, Paxos Standard and TrueUSD and other digital assets that we determine are acceptable collateral. Prior to accepting new digital assets as collateral, we review a number of factors, including, in particular, the asset’s CRC asset rating, the intended use case for the asset, the asset’s current market capitalization and trading volume, whether the asset is built on a blockchain supported by our custody providers, and any additional risks that may arise due to supporting a new digital asset.

Through our subsidiary Salt Lending, LLC, we originate U.S. dollar denominated loans through the Platform. Salt Lending offers loans to both consumer and business borrowers who own cryptocurrency and desire liquidity in U.S. Dollars without selling their cryptocurrency portfolio. Borrowers that receive loans from Salt Lending are required to transfer a specified value of cryptocurrency to Salt Lending to be held as collateral and security for the repayment of the loans.

In addition to our lending business, the Company utilizes balance sheet assets to generate return through hedging strategies, delta-neutral digital asset arbitrage trading strategies (such as perpetual arbitrage, cash and physically-settled term futures, spot, spread, and FX specialization arbitrage), and other digital asset investments. Also, under our consumer loan agreements, Salt Lending has the right to rehypothecate, repledge, and transfer collateral. Borrower collateral may also be repledged to secure transactions, including short-term loans that we maintain with third parties for capital management purposes and market neutral trading strategies to generate investment returns.

RESULTS OF OPERATIONS

Results of Operations for the years ended December 31, 2020 and 2019

The following comparative analysis of results of operations for the years ended December 31, 2020 and 2019 is based on the comparative audited consolidated financial statements, footnotes, and related information for the periods identified. This analysis should be read in conjunction with the audited consolidated financial statements and the notes to those statements that are included elsewhere in this Registration Statement.

The following table shows our results of operations for the periods indicated. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years ended December 31,		Change
	2020	2019	Dollars	Percentage
Revenues
Interest income	$923,051	$1,115,568	$(192,517)	(17%)
Liquidation fees and token revenue	140,187	107,613	32,574	30%
Total revenues	1,063,238	1,223,181	(159,943)	(13%)

Operating expenses
Selling, general, and administrative expense	12,656,225	20,458,316	(7,802,091)	(38%)
Restructuring and severance	673,959	1,817,651	(1,143,692)	(63%)
Impairment of digital assets	7,755,152	488,370	7,266,782	1,488%
Settlement expense	781,815	10,566,104	(9,784,289)	(93%)
Depreciation expense	57,961	48,017	9,944	21%
Total operating expenses	21,925,112	33,378,458	(11,453,346)	(34%)
Loss from operations	(20,861,874)	(32,155,277)	11,293,403	(35%)

Other (expense) income, net
Gain on sale of digital assets	13,326,255	16,011,308	(2,685,053)	(17%)
Unrealized gain on investment	6,797,681	—	6,797,681	—%
Fair value adjustment on digital assets payable	(1,488,321)	—	(1,488,321)	—%
Fair value adjustment on repledged collateral	(11,245,770)	—	(11,245,770)	—%
Unrealized loss on covered call options	(2,270,496)	—	(2,270,496)	—%
Management fee	(614,872)	—	(614,872)	—%
Interest expense	(332,724)	(326,857)	(5,867)	2%
Other income (expense), net	1,353,070	(6,813)	1,359,883	(19,960%)
Total other income, net	5,524,823	15,677,638	(10,152,815)	(65%)

Net loss before income taxes	(15,337,051)	(16,477,639)	1,140,588	(7%)
Income tax benefit	139,128	715,976	(576,848)	(81%)
Net loss	$(15,197,923)	$(15,761,663)	$563,740	(4%)

Revenue

Revenue was $1.1 million for the year ended December 31, 2020, compared with $1.2 million for the year ended December 31, 2019. This decrease is primarily due to the decline in interest income described below.

Interest Income

The decrease in interest income to $0.9 million for the year ended December 31, 2020 from $1.1 million for the year ended December 31, 2019, was due to a lower average loan size due to market pull back in March 2020 and declines in interest rates charged. While our average unpaid principal balance grew from $10.8 million to $12.1 million for the years ended December 31, 2019 and December 31, 2020, respectively, our average interest rates decreased from 10.85% in 2019 to 7.85% in 2020, attributing to the lower interest income. Our average loan size also decreased from approximately $90,000 for the year ended December 31, 2019 to approximately $84,000 for the year ended December 31, 2020.

Liquidation Fees and Token Revenue

Liquidation fees and token revenue remained stable at $0.1 million for both years ended December 31, 2020 and 2019.

Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $12.7 million and $20.5 million for the years ended December 31, 2020 and 2019, respectively. The decrease in expense was due to a reduction in legal and professional expenses of $3.3 million, personnel expenses of $2.9 million, and travel, marketing and other general and administrative fees of $1.6 million. The Company incurred substantial legal expenses in 2019 due to the ongoing SEC investigation, the defense of litigation against a former executive, and several settlements with former executives (see Item 7 – Transactions with Related Persons, of this Registration for more information). Further, the Company received reimbursements for certain legal costs from its insurance provider in 2020. The Company was also able to reduce certain expenses, especially travel and administrative costs, as a result of restrictions on travel and social gatherings in connection with the COVID-19 global pandemic in 2020.

Restructuring and Severance

Decreased restructuring and severance expenses of $0.7 million for the year ended December 31, 2020, compared with $1.8 million for the year ended December 31, 2019 was due to severance payments that the Company was required to pay in 2019 as a result of turnover in executive leadership and a restructuring in response to expense reductions and operational changes.

Impairment of Digital Assets

Impairment expense was $7.8 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively. The increase in impairment expense was due to the volatility in the underlying market, such as the March 2020 drawdown of digital assets, intra month volatility, and higher turnover of digital assets during 2020.

Acquired digital assets are accounted for at cost, subject to subsequent impairment, as appropriate. As a result, when a digital asset is impaired, the Company must write down the value in our financials. However, the value of a digital asset cannot be written up if the price goes up or if a previously written-down asset subsequently recovers.

Settlement Expense

Settlement expenses fell to $0.8 million from $10.6 million for the years ended December 31, 2020 and 2019, respectively. The decrease in settlement expense was due to the settlement of multiple outstanding employment matters and the repurchase of common stock in connection with such settlements in 2019, which was partially offset by the Company settling outstanding litigation with one former executive in 2020.

Other income, net

Gain on Sale of Digital Assets

Gain on sale of digital assets fell to $13.3 million from $16.0 million for the years ended December 31, 2020 and 2019, respectively, primarily due to a greater emphasis on digital asset trading activity in 2020 and lower treasury requirements to support the Company’s operational expenses (see Liquidity and Capital Resources below). The Company sells digital assets for operational cash requirements, treasury asset reallocation, and generating return through hedging strategies, delta-neutral digital asset arbitrage trading strategies (such as perpetual arbitrage, cash and physically-settled term futures, spot, spread, and FX specialization arbitrage), and other digital asset investments. While the total volume of digital asset trading activity in 2020 increased in support of our implementation of digital asset investment strategies, the volume of sales of digital assets held in treasury required to support the Company’s operational expenses decreased as compared to 2019 (see Liquidity and Capital Resources below).

Unrealized Gain on Investment

Unrealized gain on investment increased to $6.8 million from $0 for the years ended December 31, 2020 and 2019, respectively. The increase was due to our fair value of investments we held in Grayscale Trust shares that began in 2020.

Fair Value Adjustment on Digital Assets Payable

We had a fair value adjustment on digital assets payable of $(1.5 million) for the year ended December 31, 2020 compared to no adjustment in 2019, because of our fair value adjustment of digital assets owed to counterparties. The Company did not borrow digital assets in 2019 and therefore did not incur any such fair value adjustment until 2020.

Fair Value Adjustment on Repledged Collateral

We had a fair value adjustment on repledged collateral of $(11.2 million) for the year ended December 31, 2020, compared to no adjustment in 2019, because of fair value adjustments of repledged borrower collateral at counterparties. The Company did not repledge any borrower collateral in 2019 and therefore did not incur any such fair value adjustment until 2020.

Unrealized Loss on Covered Call Options

The unrealized loss on covered call options was $2.3 million for the year ended December 31, 2020, compared to no unrealized loss on covered call options in 2019, due to new investment strategies and open derivatives at year end in 2020. The Company did not utilize covered call options in 2019 and therefore did not incur any such fair value adjustment until 2020.

Management Fees

Management fees increased to $0.6 million from $0 for the years ended December 31, 2020 and 2019, respectively, attributable to expenses to manage our investment management strategies. The Company did not utilize an investment manager in 2019 and therefore did not incur any such expense until 2020.

Interest Expense

Interest expense remained stable at $0.3 million for both years ended December 31, 2020 and 2019. Interest expense related to the year ended December 31, 2020 was incurred in connection to our facilities where we borrowed digital assets and US dollars to lend to counterparties. Interest expense related to the year ended December 31, 2019 was related to discount amortization related to a 6% convertible promissory note.

Other Income, net

Other income, net was $1.3 million and less than $0.1 million for the years ended December 31, 2020 and 2019, respectively. The increase in other income was due to insurance proceeds received related to an employment lawsuit.

Income Tax Benefit

Income tax benefit for the years ended December 31, 2020 and 2019 was $0.1 million and $0.7 million, respectively.

Liquidity and Capital Resources

We originally financed our operations primarily through the sale of Salt Tokens, raising a total of approximately $47.1 million. In addition, we raised $1.0 million from the sale of convertible notes to investors in 2016 and 2017. Since then, we have also financed our operations through the sale of digital assets, such as Bitcoin and Ethereum, that we hold in treasury. As of December 31, 2020, our principal source of liquidity was cash and cash equivalents of $5.6 million, which were held for general corporate and working capital purposes. Our principal uses of cash in recent periods have been funding our operations.

In the future, the Company may raise additional funds through the sale of its equity securities, debt financings, commercial agreements or the sale or hedging of portions of its digital assets in order to finance the Company's activities. The Company’s ability to raise additional funds is dependent on several factors, many of which are beyond the Company’s control. For example, the Company’s ability to liquidate or hedge portions of its digital assets is subject to significant variability caused by volatile market conditions for such digital assets. Further, if there is a decline in the underlying digital asset market, the Company may be required to sell increasingly large amounts of its digital assets in order to raise similar amounts of funds, which may lead to significant variability in the amount of cash that may be raised from the sale of all of its digital assets. As of December 31, 2020 and 2019, the Company held digital assets valued at cost of approximately $4.2 million and $2.0 million, respectively. During 2020 and 2019, due to the volatility in the market value of the digital assets, impairment charges of $7.8 million and $0.5 million, respectively, were recorded on the Company's Consolidated Statements of Operations.

Additionally, we have material contingent liabilities related to our SEC Settlement Order regarding our ICO and the claims process to ICO purchasers. Salt Tokens sold in the ICO (less amounts previously refunded) totaling approximately $44.4 million are potentially subject to repurchase in the claims process. We cannot predict with certainty the magnitude of this liability and are unable to reasonably estimate the number of valid claims that will be made, or the income received by purchasers from these Salt Tokens that would reduce the amount payable by us for a claim. Based on our analysis since the ICO of secondary market trading activity, historical Salt Token market pricing, the amount of Salt Tokens held on the Platform, usage of Salt Tokens on the Platform, blockchain address activity analysis, payout trends during our open refund policy and review of the types and size of Salt Token purchases during the ICO, we believe the actual liability is likely to be significantly lower, but we cannot predict with certainty the amount that we will be required to pay to potential Salt Token claimants pursuant to the claims.

The Company’s ability to generate revenue from digital assets is also limited by contractual sale restrictions on such digital assets. The Company’s investments in the Grayscale Bitcoin Trust (GBTC) and the Grayscale Ethereum Trust (ETHE) of approximately $32.6 million as of December 31, 2020, are subject to six-month lock-up periods from the date of purchase, which expire between May 15, 2021 and June 24, 2021, that restrict the Company from liquidating its position in the investments. When the lock-up periods expire, the Company may choose to sell all or portions of its investments to provide additional liquidity. As the investments in GBTC and ETHE were mainly purchased using borrower collateral, the Company is able to utilize only the incremental value of the GBTC and ETHE shares over the collateral liability to provide additional liquidity. There is a risk that the GBTC and ETHE shares could be worth less than the underlying borrower collateral, in which case the Company would have to use digital assets in its treasury or purchase additional digital assets to repay borrower collateral.

Summary of Cash Flows for the Years Ended December 31, 2020 and 2019

	Years Ended December 31,
	2020	2019
Net cash used in operating activities	$(15,489,583)	$(22,623,811)
Net cash used provided by (used in) investing activities	$161,054	$(285,208)
Net cash provided by financing activities	$11,506,644	$263

Operating Activities

Cash used in operating activities resulted primarily from operating expenses for the operation of the Platform and digital asset-backed loans business as well as general and administrative expenses. Net cash used in operating activities was $15.5 million for the year ended December 31, 2020 compared to $22.6 million in 2019.

Net cash used in operating activities was $15.5 million for the year ended December 31, 2020. Cash was consumed from operations by net loss of $15.2 million, less non-cash items of $13.1 million consisting principally of stock-based compensation of less than $0.1 million, gain on disposal of digital assets of $13.3 million, unrealized gain on investment of $6.8 million, fair value adjustment on digital assets payable of $1.5 million, fair value adjustment on repledged collateral of $11.2 million, gain on investment management of $0.2 million, unrealized loss on covered call options of $2.3 million, gain on Salt Token of $0.2 million, change in fair value of settlement liability of $0.1 million, income from sale of covered call options of $0.1 million, impairment of digital assets of $7.8 million, and depreciation of $0.1 million. Net cash used in operating activities was also impacted by a decrease in interest receivable of less than $0.1 million, increase in loans receivable of $8.8 million, decrease in digital assets of $3.5 million, increase in collateral receivable of $2.0 million, decrease in state income tax receivable of $1.0 million, decrease in payroll tax receivable of $2.3 million, increase in other assets of $0.1 million, decrease in Salt Token liability of $0.4 million, increase in deferred tax asset of $0.1 million, increase in tax liability of $2.3 million, decrease in other liabilities of $0.1 million, and decrease in accounts payable and accrued expenses of $0.4 million. The non-cash items are described in detail above.

Net cash used in operating activities was $22.6 million for the year ended December 31, 2019. Cash was consumed from operations by net loss of $15.8 million, less non-cash items of $15.2 million consisting principally of stock-based compensation of $(0.1) million, gain on disposal of digital assets of $16.0 million, gain on Salt Token of $0.1 million, change in fair value of settlement liability of $0.1 million, impairment of digital assets of $0.5 million, amortization of debt discount on convertible notes of $0.3 million, and depreciation of less than $0.1 million. Net cash used in operating activities was also impacted by an increase in interest receivable of less than $0.1 million, increase in loans receivable of $8.0 million, decrease in digital assets of $17.9 million, decrease in state income tax receivable of less than $0.1 million, increase in payroll tax receivable of $2.3 million, decrease in deferred tax asset of $0.1 million, decrease in other assets of $0.4 million, increase in settlement liability of $4.9 million, decrease in Salt Token liability of $0.8 million, decrease in tax liability of $0.8 million, decrease in other liabilities of less than $0.1 million, and decrease in accounts payable and accrued expenses of $3.0 million.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2020 was $0.2 million, which is comprised of the purchase of property and equipment of less than $0.1 million, and increase in covered call options of $0.2 million.

Net cash used in investing activities during the year ended December 31, 2019 was $0.3 million, which is comprised of the purchase of convertible notes of $0.2 million and the purchase of property and equipment of $0.1 million.

Financing Activities

Net cash provided by financing activities was $11.5 million during the year ended December 31, 2020, consisting of proceeds from notes payable of $11.5 million, repurchases of common stock of less than $0.1 million, and proceeds from the exercise of stock options of less than $0.1 million.

Net cash used in financing activities was less than $0.1 million during the year ended December 31, 2019, consisting of the repurchase of common stock of $0.1 million and proceeds from the exercise of stock options of $0.1 million.

Settlement Order and Claims Process

On September 30, 2020, the SEC approved the SEC Settlement Order related to the determination by the SEC that Salt Tokens were securities. In conjunction with the SEC Settlement Order, parties who obtained Salt Tokens from the Company on or before December 31, 2019 (the “Potential Salt Token Claimants”) are entitled to a refund in the amount of consideration paid, plus interest, less the amount of any income received thereon upon the tender of such Salt Tokens, or for damages if the purchaser no longer owns the Salt Tokens. We expect to calculate interest by using the yield of the 1-year US treasury note, which as of June 15, 2021 was 0.08%. The SEC Settlement Order requires the Company to distribute by electronic means claim forms to the Potential Salt Token Claimants within 60 days of the filing of the Company’s Registration Statement on Form 10 or the date seven (7) days after the Form 10 becomes effective, whichever is sooner. The Potential Salt Token Claimants must submit claims by the claim form deadline, which deadline will be the earlier of three (3) months from the date that the SEC’s Division of Corporation Finance (the “Division”) notifies Salt that its review of this Form 10 has been concluded or six (6) months from the date that this Form 10 becomes effective (the “Claim Form Deadline”). Any amounts to be refunded will be paid in cash.

The total amount received in the ICO from the Potential Salt Token Claimants was approximately $47.1 million, which, upon receipt, was recorded as a Salt Token liability in the accompanying consolidated balance sheets. We also received consideration from Post-ICO Sales of the Salt Token of $1.1 million and $0.2 million for the years ended December 31, 2018 and 2019, respectively. The total payments related to the claims process could exceed or be less than the Salt Token Liability reported in our consolidated balance sheets. Although Salt Tokens sold (less amounts previously refunded) totaling approximately $44.4 million are potentially subject to repurchase in the claims process, we cannot predict with certainty the magnitude of this liability and are unable to reasonably estimate the number of valid claims that will be made, or the income received by purchasers from these Salt Tokens that would reduce the amount payable by us for a claim. Several factors could affect the amount of the actual liability and potentially significantly reduce it, including historical Salt Token market pricing, the amount of Salt Tokens held on the Platform, usage of Salt Tokens on the Platform, blockchain address activity analysis, payout trends during our open refund policy and review of the types and size of Salt Token purchases during the ICO. Based on our analysis of these factors, we believe the actual liability is likely to be significantly lower, but this analysis does not allow us to predict with certainty the amount that we will be required to pay to potential Salt Token claimants pursuant to the claims.

No claims will be paid prior to the Claim Form Deadline. Subsequent to the Claim Form Deadline, the Company will begin to pay all valid refund claims. If the Company has a sufficient amount of cash on hand, all valid refund claims will be paid in full. If the Company does not have a sufficient amount of cash on hand to pay all valid refund claims, depending on the cash shortfall, the Company intends to seek funding from outside investors (either through the sale of additional equity or otherwise) or seek debt financing from third-party lenders. In this case, all valid refund claims will be partially paid, on a pro rata basis, until we can obtain additional financing, and all unpaid amounts will continue to accrue interest until paid in full. Such additional financing (whether debt or equity) may not be available on favorable terms, or at all, and could increase the Company’s debt balance and result in significant expense to the Company.

In the event the Company is unable to raise additional debt or equity financing, we may:

1.

have to cease operations, in which case we may file a petition for bankruptcy in U.S. Bankruptcy Court under Chapter 7, whereby a trustee will be appointed to sell off our assets, and the money will be used to pay off our debts in order of their priority. The priority in such bankruptcy of Salt Token holders seeking a refund claim should be equal to all of the Company’s other unsecured creditors; or

2.

file a petition for bankruptcy in U.S. Bankruptcy Court under Chapter 11 to restructure our debt, including our debt to Salt Token holders seeking a refund claim. The priority in such bankruptcy of Salt Token holders seeking a refund claim, should be equal to all of the Company’s other unsecured creditors. The Chapter 11 reorganization plan will describe the rights of Salt Token holders and what holders can be expected to receive, if anything, from the Company.

While we are uncertain whether any U.S. Bankruptcy Court has rendered any decision with respect to the treatment of tokens or digital assets in a bankruptcy context, we believe Salt Tokens should not be viewed as analogous to more traditional securities (i.e. capital stock, debt securities, warrants, etc.) as Salt Tokens currently lack the traditional features of such securities. For example, Salt Tokens do not currently convey any dividend, distribution, voting, liquidation or preemption rights to their holders. Similarly, Salt Token holders have no property, license or other right whatsoever with respect to any software that now exists or may ever be developed by the Company.

In addition, if certain holders of Salt Tokens affirmatively reject or fail to accept the offer pursuant to the claims process, they may have a right under the Securities Act after the expiration of the claims process. Consequently, should any offerees reject the offer pursuant claims process, expressly or by failing to timely return a claim, we may continue to be potentially liable under the Securities Act for the purchase price or for certain losses if the Salt Tokens have been sold. It may also be possible that by not disclosing that the Salt Tokens were unregistered, and that they may face resale or other limitations, we may face contingent liability for noncompliance with applicable federal and state securities laws. Additionally, the Company may be required to pay additional fines, penalties or other amounts in other jurisdictions.

Financial Condition and Management’s Plans

The Company expects to continue to incur net losses and have significant cash outflows for at least the next twelve months. The Company has experienced recurring net losses including a net loss of $15.2 million during the year ended December 31, 2020 and significant recurring cash outflows from operations including cash used in operating activities of $15.5 million during the year ended December 31, 2020. The aforementioned factors raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. The Company believes that its ability to continue operations depends on its ability to generate additional revenues and obtain funding that will be sufficient to sustain its operations until it achieves profitability and recurring positive cash flows from operating activities.

The successful outcome of future activities cannot be determined at this time and there is no assurance that, if achieved, we will have sufficient funds to execute our intended business plan or generate positive operating results. The consolidated financial statements do not include any adjustments related to this uncertainty and as to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

The Company’s management continues to take actions in an effort to secure sufficient capital to fund its existing lending business, including establishing lines of credit secured with repledged collateral assets. Further, the Company’s management is pursuing different options for generating additional revenue streams, in addition to revenue from lending such as interest income and fees, including:

1.	Expanding our investment and digital asset trading strategies with treasury and collateral assets;
2.	Offering new services to existing borrowers, such as additional digital asset trading functionality; and
3.	Development of digital asset management services for qualified individual and institutional investors, including customer-directed managed accounts.

With regard to the Company’s treasury and collateral assets, the Company entered into an investment management agreement with Harmonic, a digital asset management company, in 2020 in order for Harmonic to manage the Company’s cash and treasury and collateral digital assets into accounts accessible by Harmonic as the investment manager. The purpose of such agreement was to earn returns on the assets through various trading strategies. As described elsewhere, the Company acquired Harmonic along with a related perpetual license to a package of trading execution software, algorithmic trading strategies, historical tick data, and quantitative scripts in January 2021, which has allowed the Company to manage its treasury and collateral assets internally. All these new features will require a significant increase in personnel across multiple facets of the Company. Additional expenditures for engineering infrastructure, systems and software to support the Platform will also be required.

In addition, the Company continually looks for new services and products to offer its customers. For example, in 2020, the Company began providing stabilization services to borrowers. Such services permit borrowers whose loans are subject to a margin call to have their digital asset collateral exchanged, for a fee, into stablecoins instead of being subject to liquidation. The Company also recently announced plans to issue crypto-backed credit card. The Company is currently pursuing development of the credit card product and assessing consumer interest as well as potential bank partners. Finally, the Company is in the early stages of developing digital asset management services for certain qualified customers.

The Company expects to have significant cash outflows for the next 12 months without considering the expenditures related to the claims process. The source of funds to cover these estimated expenditures will be from our current cash availability, and revenue from customers. Other potential sources of funds are debt or equity investments.

The Company has been evaluating raising additional capital and considering other actions that may yield additional funding to cover any remaining cash needs, including amounts potentially due for the Recession Offer. Further, the Company’s management can implement expense reductions, as necessary. However, there is no assurance that the Company will be successful in obtaining funding or generating revenues sufficient to fund operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with the accounting principles generally accepted in the United States of America (“GAAP”), and our discussion and analysis of its financial condition and operating results require our management to make judgments, assumptions and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. Note 3, “Summary of Significant Accounting Policies” of the Notes to the Consolidated Financial Statements of this Registration Statement describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of the asset and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Borrower Collateral and Custody Assets

We are a loan originator and servicer of loans to borrowers. We require loans to have certain collateral levels at origination and throughout the term of the loan. The loan agreement with the borrower specifies that the borrower grants us, as lender, a first priority security interest in the collateral associated with the loan. Borrowers deposit the collateral into designated custody wallet addresses that are under our control and held in custody for the benefit of the borrower. While we maintain control of the collateral, ownership of the collateral is not transferred to us, thus ownership remains with the borrower. We are not the primary beneficiary of these collateral and custody assets and as such they are not included in our consolidated financial statements.

We also enter into transactions whereby we transfer financial assets, including repledging borrower's collateral, to third parties. We evaluate transferred assets pursuant to ASC 860, Transfers of Financial Assets, ("ASC 860") which requires that a determination be made as to whether a transferor has surrendered control over transferred financial assets. That determination must consider the transferor's continuing involvement in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. When a transfer of financial assets does not qualify as a sale, ASC 860 requires the transfer to be accounted for as a secured borrowing with a pledge of collateral. We record the secured borrowing with a pledge of collateral at fair value within digital asset collateral due to customers on the Consolidated Balance Sheet. The repledged collateral is remeasured at period end, with the change in fair value captured in the fair value adjustment on repledged collateral within the Consolidated Statements of Operations.

ASC 860 is a standard that requires us to exercise significant judgment in determining if we are the primary beneficiary of collateral and custody assets and whether a transaction should be recorded as a “sale” or a “financing.” Furthermore, the remeasurement of repledged collateral requires that we fair value the underlying digital assets, which is measured using the quoted price of the digital asset at the time its fair value is being measured.

Digital Assets Payable

From time-to-time the Company engages in borrowing arrangements as the borrower with third-party lenders. In December 2020, the Company borrowed 150 Bitcoin from a lender and posted cash collateral. The Company records the borrowed BTC as a liability, at fair value, within digital asset payable on the Consolidated Balance Sheets and records changes in fair value at period end as a fair value adjustment on digital asset payable on the Consolidated Statements of Operations.

Long-Lived Assets and Definite-Lived Intangible Assets

Long-lived assets, other than goodwill and other indefinite-lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets. Definite-lived intangible assets primarily consist of patents. For long-lived assets used in operations, impairment losses are only recorded if the asset’s carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. The Company measures the impairment loss based on the difference between the carrying amount and the estimated fair value. When an impairment exists, the related assets are written down to fair value.

Our digital assets held are accounted for as intangible assets with indefinite useful lives and are initially measured at cost. Impairment exists when the carrying amount exceeds its fair value. In order to determine if the digital assets are subject to impairment, each month we first identify the impairment price. We review the trades for the month and identify the lowest priced buy and the lowest priced sale. We then obtain the digital asset closing rate (midnight UTC) on the last day of the month from each digital assets principal market or exchange. We then compare the closing rate, the lowest priced buy and lowest priced sell and selects the lowest price of the three as the impairment price for the month. The impairment price is then compared to the cost basis per unit remaining for digital asset at month end. If the cost basis per unit is greater than the impairment price for the month, the cost lot for the digital asset is impaired based on the impairment price. However, if the cost per unit of the remaining lots is equal to or less than the impairment price, the cost lot is not impaired for the month. Impairment expense is then recorded on a monthly basis and shown on the Consolidated Statements of Operations. When the Company sells digital assets, the Company uses the First-In-First-Out (“FIFO”) method to record a gain or loss as appropriate.

Investments

The Company holds investments through shares of the Grayscale Bitcoin Trust ("GBTC") and Grayscale Ethereum Trust ("ETHE"). The Company uses both treasury assets and customer collateral to purchase the shares. Shares of GBTC and ETHE have a six-month lock-up period before investors can sell the shares. In accordance with ASC 820, the Company records the shares at fair value based on the share price per the over-the-counter stock market, less the discount for lack of marketability due to the lock-up period. At December 31, 2020, the discount rate ranged from 11% - 19%. Due to the discount adjustment to fair value, the shares are in Level 2 of the valuation hierarchy during the lock-up period. Unrealized gains on GBTC and ETHE are included in unrealized gain on investments on the Consolidated Statements of Operations.

The most significant input in determining the discount for lack of marketability due to the lock-up period is the volatility in the share price of GBTC and ETHE using a lookback period equal to the expected term. A change in the volatility estimate of 50% in either direction would lead to an 8% change in the associated discount.

Interest Income

We provide U.S. Dollar loans collateralized by digital assets to a broad range of customers and generates revenue from interest income earned on loans. Revenue derived from interest income on loans is outside the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”) and is recognized ratably over the life of the loan. The applicable interest rates for loans will vary based on several factors including the originating loan-to-value ratio, the consumer or business status of the borrower, loan duration and jurisdiction. There are no origination or prepayment fees. Liquidation fees or stabilization fees may apply in the case of a collateral sale and are recognized at the time the liquidation occurs.

Derivatives

As part of our trading activities, we may enter into derivative contracts. Derivatives are instruments that derive their value from changes in an underlying reference outside our control (which can be foreign exchange rates or the price of a digital asset).

The most frequently used derivatives by the Company are Bitcoin swaps (“BTC swaps”), digital asset options and covered call options:

●

BTC swaps – a Bitcoin swap is an exchange traded contract which represents a legal agreement to either buy or sell a Bitcoin at a predetermined price at some time in the future. Depending on contract specifications, swaps can be settled either in Bitcoin, a stablecoin (such as USDC or USDT) or cash.

●

Digital asset options – a digital asset option is an OTC traded contract, which gives the holder the right, but not the obligation, to either buy or sell a referenced digital asset at a predetermined price at a specified time in the future. Options can be settled in either cash, stable coin or by physical delivery.

●

Covered call options – periodically, we will sell options on digital assets that we own (referred to as "covered call options"). These option transactions are designed primarily to provide additional income on a portion of the digital assets. The Company uses covered call options for trading purposes. These options do not qualify as accounting hedges pursuant to ASC 815, Derivatives and Hedging ("ASC 815"), and, accordingly, the covered call options are carried at fair value and any unrealized gains (losses) are recognized in Unrealized loss on covered call options on the Consolidated Statements of Operations.

Entering into derivative contracts, specifically covered call options, require inputs to the fair value measurement that are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists.

Allowance for Loan Loss

ASC 310, Receivables (“ASC 310”) and ASC 450-20, Contingencies – Loss Contingencies (“ASC 450”) address evaluating loan losses and impairments in loan portfolios. An allowance for loan loss should be recognized when it is probable that we will be unable to collect all amounts due, including both the contractual interest and principal payments under the loan agreement. Based on current information and events, if it is probable that a loan loss has been or will be incurred and the amount of the loss can be reasonably estimated, a loan loss should be recorded.

The process for determining the amount of the allowance requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. Changes in economic conditions affecting borrowers, revisions to accounting rules and related guidance, new qualitative or quantitative information about existing loans, identification of additional problem loans, changes in the size or composition of our finance receivables and loan portfolio, changes to our loss estimation techniques including consideration of forecasted economic assumptions, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses.

Based on our review of historical data, we have been able to liquidate collateral and recover principal, interest, and a liquidation fee and have not incurred any losses on the outstanding loans of our portfolio. The Company also over collateralizes our loans with digital assets, which allows us to liquidate the principal owed and limits market volatility in the event of a liquidation. As of December 31, 2020 and 2019, the Company had no loans in default. As a result, we have determined that no allowance for loan loss is necessary as of December 31, 2020 and 2019, respectively.

Salt Tokens

On September 30, 2020, the SEC approved the SEC Settlement Order related to the determination by the SEC that Salt Tokens were securities. In conjunction with the SEC Settlement Order, parties who obtained Salt Tokens from us on or before December 31, 2019 (the “Potential Salt Token Claimants”) are entitled to a refund in the amount of consideration paid, plus interest, less the amount of any income received thereon upon the tender of such Salt Tokens, or for damages if the purchaser no longer owns the Salt Tokens.

The total amount received in the ICO from the Potential Salt Token Claimants was approximately $47.1 million, which, upon receipt, was initially recorded as a Salt Token liability in the accompanying consolidated balance sheets. We also received consideration from post-ICO sales of the Salt Token of $1.1 million and $0.2 million for the years ended December 31, 2018 and 2019, respectively. The total payments related to the claims process could exceed or be less than the Salt Token liability reported in our consolidated balance sheets. Although Salt Tokens sold (less amounts previously refunded) totaling approximately $44.4 million are potentially subject to repurchase in the claims process, we cannot predict with certainty the magnitude of this liability and are unable to reasonably estimate the number of valid claims that will be made, or the income received by purchasers from these Salt Tokens that would reduce the amount payable by us for a claim. Several factors could affect the amount of the actual liability and potentially significantly reduce it, including historical Salt Token market pricing, the amount of Salt Tokens held on the Platform, usage of Salt Tokens on the Platform, blockchain address activity analysis, payout trends during our open refund policy and review of the types and size of Salt Token purchases during the ICO. Based on our analysis of these factors, we believe the actual liability is likely to be significantly lower, but this analysis does not allow us to predict with certainty the amount that we will be required to pay to potential Salt Token claimants pursuant to the claims.

Stock-based Compensation

We account for stock-based compensation to employees and non-employees in conformity with the provisions of ASC 718, Stock Based Compensation. Restricted stock awards issued to founders and executives during the years ended December 31, 2020 and 2019 are valued on the original grant date at the fair value and recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term.

We use the Black-Scholes option-pricing model (the “Black-Scholes model”) as the method for determining the estimated fair value of stock options on the date of grant. Share-based compensation cost is measured at grant date, based on the estimated fair value of the award using the Black-Scholes model for options with service or performance-based conditions. Stock-based compensation is recognized as expense over the employee’s requisite service period. We account for forfeitures as they occur.

The Black-Scholes model requires management to make a number of assumptions, including the fair value and expected volatility of our underlying common stock, expected term of the stock option, risk-free interest rate, and expected dividend yield. The expected term of the stock option is based on the average period the stock option is expected to remain outstanding based on the stock option’s vesting and contractual terms.

Common stock valuations

In the absence of a public trading market, the fair value of the common stock was determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. Our board of directors intended all stock options granted to have an exercise price per share not less than the per share fair value of our common stock on the date of the grant and we believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. The valuations of common stock were determined in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. If stock options were granted a short period of time prior to the date of a valuation report, we retrospectively assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. The assumptions we use in the models were based on future expectations combined with management judgment and considered numerous and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

●	the results of contemporaneous valuations performed at periodic intervals by an independent valuation firm;
●	our actual operating and financial performance and estimated trends and prospects for our future performance;
●	our stage of development;
●	the likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or sale of our company, given prevailing market conditions;
●	the lack of marketability involving securities in a private company;
●	the market performance of comparable publicly-traded companies; and
●	U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business generally using a weighting of the income and market approach valuation methods with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using an appropriate discount rate based on a weighted-average cost of capital and are adjusted to reflect the risks inherent in us achieving these estimated cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, representative market value multiples are determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, selected market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the fair value of our common stock.

Our board of directors’ assessments of the fair value of our common stock for grant dates between the dates of an available third-party valuation report were based in part on the current available financial and operational information and the fair value provided in the most recent available third-party valuation report as compared to the timing of each grant.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"), which requires that we use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates. Under this accounting standard, the effect on deferred incomes taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

ASC 740-10, Accounting for Uncertainty in Income Taxes, defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that tax position. The second step is to measure a tax position that meets the more likely than not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more likely than not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position.

Recently issued and adopted accounting pronouncements

The Company has evaluated all recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 3 of the Consolidated Financial Statements.

ITEM 3.         PROPERTIES.

We have leased an office facility located in Denver, CO that consists of approximately 25,523 square feet, which is being used only for support services since our transition to a remote-first work policy. The lease commenced on July 30, 2018 and terminates January 1, 2025. We believe that our office facilities are currently suitable and adequate for our business operations.

ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of June 15, 2021, certain information concerning the beneficial ownership of our capital stock, including our common stock and preferred stock by:

●	each stockholder known by us to own beneficially 5% or more of any class of our outstanding stock;
●	each director;
●	each named executive officer, as described further under Item 6 – Executive Compensation;
●	all of our executive officers and directors as a group; and
●	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of any class of our outstanding stock.

The column entitled “Percentage of Outstanding Shares of Common Stock” is based on 10,772,688 shares of our Common Stock outstanding as of June 15, 2021, which includes 450,000 shares of Common Stock underlying restricted stock awards (RSAs) that vest upon a change in control of our company but which are entitled to vote. Other RSAs that are currently vested or will be vested, and stock options that are currently exercisable or will be exercisable, within 60 days of June 15, 2021 are deemed to be outstanding and to be beneficially owned by the person holding the options or RSAs for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our capital stock. Except as otherwise noted, we believe the persons in this table have sole voting and investing power with respect to all of the shares of our capital stock beneficially owned by them, subject to community property laws, where applicable.

Name of Beneficial Owner	Number of Shares of Common Stock	Percentage of Outstanding Shares of Common Stock
5% Stockholders
Bell Enterprise Management, LLC (1)	982,461	9.1%
P3K LLC (2)	854,435	7.9%
Owen Enterprises, LLC (3)	1,651,146	15.3%
Equa, Inc. (4)	1,727,432	16.0%
Directors and Named Executive Officers
Justin English, Chief Executive Officer (5)	774,693	6.9%
Alexander Fader, Chief Legal Officer and Corporate Secretary(6)	83,273	*
Dirk Anderson, Chief Technology Officer (7)	97,541	*
Eric Spencer, Former Chief Financial Officer (8)	150,000	1.4%
Shawn Owen, Director (9)	3,534,561	32.8%
Joseph Perry, Director (10)	929,435	8.6%
James Temple, Director	50,000	*
Neil Wolfson, Director (11)	106,666	1.0%
Benjamin Yablon, Director and Former Interim Chief Executive Officer and Chief Legal Officer (12)	1,685,996	15.6%
All current Directors and Executive Officers as a group (13 individuals) (13)	7,886,204	66.9%

* Less than 1% of total shares outstanding.

Unless otherwise indicated, the address of each individual is P.O. Box 8350, Denver, CO 80201.

(1)

Gregory Bell is the managing member of Bell Enterprise Management, LLC and, therefore, may be deemed to beneficially own such shares. The address for Bell Enterprise Management, LLC is 90 Madison Street #303, Denver, CO 80206.

(2)	Joseph Perry is the managing member of P3K LLC and, therefore, may be deemed to beneficially own such shares. The address of P3K LLC is 140 Alcazar Dr., Cordillera, CO 81632.
(3)	Shawn Owen is the managing member of Owen Enterprises, LLC and may be deemed to beneficially own the shares held by this entity.
(4)	Shawn Owen is the majority stockholder and CEO of Equa, Inc. and may be deemed to beneficially own the shares held by this entity.
(5)

Includes 264,694 shares of Common Stock held of record by the Separate Trust for the benefit of Justin E. English per Article IV of the James E. English, IV Irrevocable Trust Agreement – 1994, as amended and restated October 23, 2000, of which Mr. English is the Trustee, and options to purchase 401,666shares of Common Stock underlying stock options that are exercisable within 60 days of June 15, 2021.

(6)	Comprised of 83,273 shares of Common Stock underlying stock options that are exercisable within 60 days of June 15, 2021.
(7)	Includes 97,541 shares of Common Stock underlying stock options that are exercisable within 60 days of June 15, 2021.

(8)	Comprised of 150,000 shares of Common Stock issued under an RSA, which vest upon a change in control of the company but which shares are entitled to vote.
(9)

Includes 1,651,146 shares of Common Stock held of record by Owen Enterprise, LLC, 1,727,432 shares of Common Stock held of record by Equa, Inc., and 52,832 shares of Common Stock held of record by Balancing Rock, LLC. Mr. Owen is the majority stockholder and CEO of Equa, Inc, the managing member of Owen Enterprise, LLC, and the managing member of Balancing Rock LLC and may be deemed to beneficially own the securities held by each such entity.

(10)

Consists of 75,000 shares of Common Stock underlying stock options that are exercisable within 60 days of June 15, 2021 and 982,461 shares of Common Stock held by P3K LLC. Mr. Perry is a founder and managing member of P3K LLC and may be deemed to beneficially own the securities held by it.

(11)	Consists of 5,000 shares of Common Stock underlying stock options that are exercisable within 60 days of June 15, 2021.
(12)

Includes 135,996 shares of Common Stock held of record by Village Vending, LLC and 50,000 shares of Common Stock underlying stock options that are exercisable within 60 days of June 15, 2021. Mr. Yablon is the manager of Village Vending, LLC and, therefore, may be deemed to beneficially own the securities held by it.

(13)

Includes 1,021,519 shares of Common Stock underlying stock options that are exercisable within 60 days of June 15, 2021 and 300,000 shares of Common Stock issued under an RSA, which vest upon a change in control of the company but which shares are entitled to vote.

ITEM 5.          DIRECTORS AND EXECUTIVE OFFICERS.

Directors

Our bylaws provide that the number of directors constituting our board of directors shall be fixed by the board of directors from time to time. The term of office of each director will be one year and each director will continue in office until his or her earlier death, resignation or removal or until a successor has been elected and qualified.

The following table sets forth certain information about our directors. A summary of the background and experience of our directors is set forth in the paragraphs following the table.

Name	Age	Position
Directors
Shawn Owen	41	Director, Compensation Committee, Nominating and Governance Committee (chair)
Joseph Perry	49	Director, Nominating and Governance Committee
James Temple	54	Director, Audit Committee, Compensation Committee (chair)
Neil Wolfson	57	Director and Chairman, Audit Committee (chair), Risk Committee
Benjamin Yablon	44	Director, Nominating and Governance Committee, Risk Committee (chair)

Shawn Owen was elected to serve as a member of our Board of Directors on May 19, 2020. Mr. Owen is a member of our Compensation Committee and serves as Chair of the Company’s Nominating and Governance Committee. Since August 2018, Mr. Owen has been the Chief Executive Officer of Equa Inc., a private equity firm specializing in delivering enterprise management solutions. From September 2016 to July 2018, he served as our Chief Executive Officer, and from September 2016 to October 2018 he served as a member of our Board of Directors. Prior to that, Mr. Owen held various positions, including founder and Chief Executive Officer of Balancing Rock from October 2015 to the present, founder and Director of the Board of Pioneer Botanicals from August 2018 to October 2019, and Chief Operating Officer of Southern Concepts Restaurant Group from February 2014 to August 2016. The Board believes that Mr. Owen’s extensive experience in the blockchain and venture capital industries allows him to make valuable contributions as one of our directors. Moreover, his prior position as our Chief Executive Officer and member of the board adds valuable perspective to technology development cycles and team building relevant to the Company.

Joseph Perry has served as a member of our Board of Directors since February 2020 and as the Chairman of the Company’s Board of Directors from June 2020 to August 2020 and is a member of the Nominating and Governance Committee. From July 2015 until January 2021, Mr. Perry has served as the Chief Executive Officer and manager of Harmonic Technologies, LLC, a cryptocurrency asset management firm, and since February 2014 serves as the managing member of P3K LLC, a leading financial firm specializing in financial technology and strategy development. Since October 31, 2019, Mr. Perry has served as a member of the Board of Directors of Reliz Technology Group Holdings, LLC, a privately held agency-based brokerage firm. He has also served as President of Ross Smith Asset Management Inc., a Canadian investment firm specializing in alternative investment strategies, from January 2014 to December 2017. From January 2000 to March 2013, Mr. Perry was the founder and managing member of Speed Trading Partners, LLC and RedSky Financial, LLC. Mr. Perry earned his economics degree from Dartmouth College. The Board believes that Mr. Perry’s extensive experience in the cryptocurrency and securities industries, as well as his trading and financial technology background, will enable him to help guide and oversee the execution of corporate strategies and make valuable contributions as one of our directors.

James Temple was elected to serve as a member of our Board of Directors on May 19, 2020. Mr. Temple is a member of the Audit Committee and serves as Chair of the Compensation Committee. Since January 2010, Mr. Temple has been the Chief Business and Financial Officer of VerticalScale, a consulting firm specializing in emerging and growth technology companies. Mr. Temple earned a degree in accounting from Western Washington University and is an active and licensed Certified Public Accountant. The Board believes that Mr. Temple’s expertise in accounting and business administration will allow him to make a valuable contribution as one of our directors.

Neil Wolfson has served on our Board of Directors since December 2019. Mr. Wolfson serves as the Chairman of the Company’s Board of Directors since August 2020 and as Chair of the Audit Committee and is a member of the Risk Committee. From April 2011 until its acquisition by Enova in October 2020, he served on the Board of Directors for OnDeck (ONDK), a financial services company specializing in small business lending. He also held other positions with ONDK, including Chair of the Audit Committee, member of the Risk Committee, and ONDK’s financial expert. Mr. Wolfson also serves as a member of the Board of Directors for Nextivity, Inc., a privately-held telecommunications technology company, since 2011; Finitive, a privately-held financial technology platform providing institutional investors with alternative lending investments, since December 2018; and IOU Financial, a financial services company specializing in small business lending publicly traded on the Toronto Stock Exchange (IOU.V), since December 2020 where he is also a member of the Audit Committee. He previously served as a member of the board of directors for Cloud Lending, TodayTix, Patch of Land, and the Wilmington Funds. Mr. Wolfson earned his MBA in Finance from the NYU Stern School of Business, holds a Bachelor of Science degree in Management from New York University, and is currently a part-time adjunct professor of Modern Portfolio Theory at the Graduate Business School at Rutgers University. Mr. Wolfson is a current member of the New York Society of Security Analysts and has been a Chartered Financial Analyst since 1993. The Board believes that Mr. Wolfson’s prior board experience, which includes serving on the audit as well as risk management committees, adds valuable perspective to critical board discussions, decisions, and governance topics.

Benjamin Yablon served on our Board of Directors from September 2016 until May 2017 and has served again since May 2018. He is a member of the Nominating and Governance Committee and Chair of the Risk Committee. Mr. Yablon previously served as our interim Chief Executive Officer and Chief Legal Officer from March 16, 2019 to December 31, 2019, Executive Vice President and Director of Global Strategy from October 2017 to March 2020, and Chief Strategy Officer and co-founder from January 2016 to October 2017. From December 2017 to the present, Mr. Yablon has served as special advisor to the Organization for Economic Co-operation and Development (OECD) advising multiple OECD directorates on issues related to policy, deployment and utilization of blockchain. From January 2015 to May 2017, he was a partner at Atlas Law Group, a law firm specializing in technology startups in the Financial Technology and digital-currency space. Mr. Yablon earned his law degree from the University of Denver – Sturm College of Law. The Board believes that Mr. Yablon’s experience as an attorney and his familiarity with blockchain, startups, and digital assets uniquely positions him to contribute strategic insight and other valuable contributions as one of our directors.

Executive Officers

The following table sets forth certain information about our executive officers. A summary of the background and experience of our executives is set forth in the paragraphs following the table.

Name	Age	Position
Executive Officers
Justin English	41	Chief Executive Officer (Principal Executive Officer)
Alexander Fader	35	Chief Legal Officer and Corporate Secretary
Dirk Anderson	54	Chief Technology Officer
Robert Odell	36	Co-President and Chief Product Officer
Dustin Hull	38	Co-President, Chief Financial Officer and Treasurer
Debra Johnston	45	Chief People Officer
Mark Torossian	37	Chief Accounting Officer

Justin English was appointed as our Chief Executive Officer in May 2020. Prior to that, Mr. English has served as a member of our Board of Directors from November 2019 to May 2020. He has also served as co-managing partner at First Catalyst Ventures, an alternative investment firm focusing on early stage B2B technology companies, from May 2019 to the present, and as a board member of Elite Mining Inc., a privately-held computer software company specializing in cryptocurrency mining and blockchain investing, from December 2018 to the present, and as a member of the Board of Trustees of Inly School, an independent school from May 2019 to the present. From October 2010 to March 2018, he was the founding partner and owner of 50% of JESC Holdings, LLC, which is the parent company of SJ Home, LLC, which is the parent company of SPARQ Home, a consumer products brand. Mr. English attended the Franklin W. Olin Graduate School of Business for an MBA and holds an economics degree from the University of Colorado - Boulder. Among other attributes, skills, experiences and qualifications, the Board believes that Mr. English’s education and experience in cryptocurrency and blockchain technology, breadth of knowledge of our products, services and markets, and his depth of knowledge of a variety of technically sophisticated industries will enable him to help guide and execute our corporate strategies.

Alexander Fader was appointed as our Chief Legal Officer and Corporate Secretary in January 2020. From October 2018 to May 2019, Mr. Fader was our Corporate Counsel, and from May 2019 to January 2020, Mr. Fader was our Vice President and Senior Counsel. Prior to that, he was an attorney at the law firm of Locke Lord LLP from March 2013 to September 2018, and he was an attorney at the law firm of Susman Godfrey LLP from June 2012 to February 2013. Mr. Fader earned his law degree from the University of Texas School of Law and holds a Bachelor of Business Administration degree from the Red McCombs School of Business at the University of Texas at Austin. Mr. Fader has recently notified the Company of his resignation to pursue other opportunities effective June 23, 2021.

Dirk Anderson was appointed as our Chief Technology Officer in January 2020. Prior to that, Mr. Anderson served as our Vice President of Information Technology and Security from July 2019 to December 2019, and as our Director of Cyber Risk and Applied Cryptography. Since August 2019, Mr. Anderson serves as the Committee Chair of the Certified Bitcoin Professional (CBP) Program and is a member of the Crypto Currency Security Standard (CCSS) development committee at the CryptoCurrency Certification Consortium (C4), a non-profit organization responsible for establishing cryptocurrency training, standards, and certifications. In August 2017, Mr. Anderson founded TTExec, LLC, a privately-held company that provides downloadable scenarios for incident response and business continuity related tabletop exercises (discussion-based sessions). Until December 2020, he also served as TTExec, LLC’s Chief Executive Officer and was a member of the board. From July 2007 to August 2017, he was employed by Coalfire Systems, Inc., the largest U.S. based independent IT governance, risk and compliance consulting firm, where he held various positions including: Vice President of Enterprise Risk and Compliance; Vice President, Threat Intelligence & Operations; Regional Vice President of Professional Services; and Managing Director. Mr. Anderson studied mathematics at Regis University. The Board believes that Mr. Anderson’s extensive professional experience in the technology industry around payment processing and finance, along with his focus on cybersecurity risks, enables him to manage our research and development strategies and technological needs.

Robert Odell was appointed as our Co-President and Chief Product Officer in January 2020. Prior to that, Mr. Odell served as our Vice President of Product and Marketing from April 2019 to February 2020, Head of Product from September 2018 to April 2019, and Product Manager from October 2017 to September 2018. Mr. Odell was a Product Strategist from July 2014 to October 2017 with Skookum, an information technology and services company. He earned his B.A. in Arts Applications from North Carolina State University and is certified as a Bitcoin Professional with the CryptoCurrency Certification Consortium. The Board believes Mr. Odell’s knowledge of cryptocurrency and his professional experience with lending technology, product design, and user experience will enable him to advise the Company on its current and future cryptocurrency product offerings.

Dustin Hull was appointed as our Co-President in January 2020 and Chief Financial Officer and Treasurer in March 2020. Prior to that, Mr. Hull was our Vice President of Finance & Controller from April 2019 to March 2020 and the Director of Financial Planning and Analysis from October 2018 to March 2019. From January 2018 to August 2018, he was Director of Financial Planning and Analysis for LivCor, a national multi-family portfolio supporting investor, asset management, and transaction decisions. Mr. Hull was also the Senior Manager of BMO Global Asset Management U.S., a global investment management company, from July 2017 to January 2018, and Finance Manager of Janus Henderson Investors U.S., an investment management company, from April 2013 to June 2017. Mr. Hull holds a certificate in Accounting from Northwestern University as well as his MBA from DePaul University. The Board believes that Mr. Hull’s education and experience in the areas of finance, reporting, financial modeling, accounting process and controls, strategic planning and new system integrations will enable him to advise and manage our financial strategies and accounting functions.

Debra Johnston was appointed as our Chief People Officer on January 28, 2019, where she directs our human resource strategy and the People Operations and Administration Functions. From September 2016 to October 2017, she was the Chief People Officer for Elevations Credit Union, a member-owned financial institution and leading credit union mortgage lender, where she led the human resource function and served on the executive team. From December 2012 to August 2016, Ms. Johnston worked at Nordstrom Inc., a top fashion retail company as the Vice President of Human Resources for Nordstrom fsb – Bank & Credit and as the lead human resources support to Nordstrom, Inc.’s CFO and EVP of Strategy & Business Development groups. Ms. Johnston also served as President and Board Chair of a chapter of the Society for Human Resource Management, a non-profit organization human resource management association, serving on the board from 2001 to 2008. Ms. Johnston holds a Master of Science degree in Human Resources from Chapman University as well as a Bachelor of Arts degree in Communications and Political Science from the University of Montana. She holds certifications as a Senior Professional in Human Resources (SPHR), SHRM Senior Certified Professional (SHRM-SCP), and a Strategic HR Business Partner (sHRBP). The Board believes that Ms. Johnston’s extensive experience in the areas of leadership, management and strategic planning of human resources will allow her to make valuable contributions to the Company.

Mark Torossian was appointed as our Chief Accounting Officer in March 2021. From March to December 2020, he was Senior Vice President of Finance & Principal Accounting Officer for OnDeck Capital Inc. (ONDK), a financial services company specializing in small business lending. Mr. Torossian joined OnDeck Capital Inc. from Bank of New York Mellon (“BNY”), where he held various leadership roles between 2008 and 2020. From January 2016 to March 2020, Mr. Torossian served as Director - Chief Financial Officer of BNY's Asset Servicing Americas business, with responsibility for overseeing all aspects of financial and strategic support for U.S., Canada and Latin America. Mr. Torossian holds a MS Finance and BBA Public Accounting from Pace University and is a Certified Public Accountant (CPA) in the State of New York. The Board believes that Mr. Torossian’s education and experience in the areas of accounting, reporting, financial modeling, accounting process and controls, and strategic planning will enable him to advise and manage the financial actions of the Company.

Involvement in Certain Legal Proceedings

Other than as disclosed below, there have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years.

From October 2010 to March 2018, our Chief Executive Officer, Mr. English, was the founding partner and owned 50% of JESC Holdings, LLC, which is the parent company of SJ Home, LLC, which is the parent company of SPARQ Home. Petitions for bankruptcy were filed against the companies on September 20, 2018 and October 1, 2018 in the Florida Bankruptcy Court. On November 27, 2018, a bankruptcy petition was filed against Mr. English. We believe this matter does not adversely affect Mr. English’s fitness to serve as our Chief Executive Officer.

On or around June 2014, Mr. Perry and his client, Speed Trading Partners, LLC (the “Firm”) entered into an Order Instituting Proceedings and Offer of Settlement with the Chicago Stock Exchange for failure to register and fingerprint an individual who reviewed computerized trading activity for the Firm. Mr. Perry and the Firm were fined $5,000 and neither admitted nor denied the findings of facts. We believe this matter does not adversely affect Mr. Perry’s fitness to serve as a director.

ITEM 6. EXECUTIVE COMPENSATION.

This section sets forth the compensation in fiscal 2020 for our principal executive officer and the two most highly compensated executive officers, other than the principal executive officer, serving as executive officers as of the end of 2020 (the “Named Executive Officers”).

The table below summarizes all compensation awarded to, earned by, or paid to our Named Executive Officers for the fiscal year ended December 31, 2020.

Summary Compensation Table

Named Executive Officer and Principal Position	Year	Salary ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Justin English Chief Executive Officer(1)	2020	$166,667	$0.00(2)	$0.00	$770(3)	$167,436
Dirk Anderson Chief Technology Officer	2020	$225,000	-	$0.00	$9,749(3)	$234,749

Alexander Fader Chief Legal Officer	2020	$196,667	-	$0.00	$8,616(5)	$205,282
Benjamin Yablon Former Interim CEO, CLO, Director Global Business Operations (8)	2020	$41,667	-	$0.00	$399,967(6)	$441,634

Eric Spencer	2020	$45,833	-	$0.00	$251,833(7)	$297,667
Former Chief Financial Officer (8)

(1)	Mr. English was appointed as our Chief Executive Officer as of May 1, 2020.
(2)

Mr. English was granted an option to purchase 400,000 shares of common stock on May 1, 2020 at an exercise price of $0.01 per share. The amount reported in this column is equal to the aggregate grant date fair value of such stock option computed in accordance with ASC 718, which was equal to $0.00. The assumptions used in calculating the grant date fair value of the stock options and stock awards reported in this table are set forth in note 14 to our consolidated financial statements included elsewhere in this registration statement. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers from the stock options.

(3)	Comprised of a work from home stipend, plus an amount to cover taxes payable by the applicable named executive officer.
(4)	Comprised of employer 401(k) contribution of $9,000 and a work from home stipend, plus an amount to cover taxes payable by the applicable named executive officer, equal to $770.
(5)	Comprised of employer 401(k) contribution of $7,867 and a work from home stipend, plus an amount to cover taxes payable by the applicable named executive officer, equal to $770.
(6)	Comprised of a severance payment to Mr. Yablon in the amount of $375,000 and reimbursement of approximately $25,000 for reimbursement of health insurance premiums.
(7)	Comprised of a severance payment to Mr. Spencer in the amount of $250,000 and an employer 401(k) contribution of $1,833.
(8)	Mr. Yablon’s employment ended on March 20, 2020 and Mr. Spencer’s employment ended on March 5, 2020.

We grant stock options and may grant stock awards to our named executive officers based on their level of experience and contributions to our Company. The aggregate fair value of awards and options are computed in accordance with ASC 718 and are reported in the Summary Compensation Table above under the heading “Option Awards,” respectively.

The table below summarizes all of the outstanding equity awards for our Named Executive Officers as of the fiscal year ended December 31, 2020.

Outstanding Equity Awards at Fiscal Year-End

		Option Awards(1)					Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock that have not Vested (#)		Market value of shares or units of stock that have not vested ($)
Justin English	May 1, 2020	0		400,000	$0.01	5/1/2030	-		-
	October 23, 2019	385,000	(2)	0	$0.36	11/22/2029	-		-
Dirk Anderson	May 30, 2018	82,666		41,334	$0.36	8/12/2029	-		-
Alexander Fader	October 1, 2018	66,129		51,434	$0.36	8/12/2029	-		-
Benjamin Yablon	May 19, 2020	29,167	(3)	20,833	$0.01	5/1/2030	-		-
Eric Spencer	-	-		-	-	-	150,000	(4)	$15	(5)

(1)

All stock option awards and stock awards granted were granted under our 2019 Equity Incentive Plan. The stock option awards provide for a four-year vesting period, with 25% of the options vesting on the first anniversary of the vesting commencement date, and 1/36th of the remaining options vesting monthly thereafter so that 100% of the options are vested on the fourth anniversary of the vesting commencement date, subject to continued service.

(2)	Stock option grant issued to Mr. English while he served as a consultant to the Company, prior to his appointment as our Chief Executive Officer.
(3)	Stock option grant issued to Mr. Yablon in his capacity as a director of the Company, following termination of his employment in February 2020.
(4)	The stock award to Mr. Spencer vests upon a Change in Control, as defined in the Restricted Stock Award Agreement pursuant to which the award was granted.
(5)

There was no public market for our Common Stock as of December 31, 2020. The fair market value of our Common Stock as of December 31, 2020, as determined by an independent valuation, was $0.0001 per share.

Potential Payments upon Termination or a Change in Control

We granted Dirk Anderson an option to purchase 124,000 shares of our common stock with a vesting commencement date of May 30, 2018. We granted Alexander Fader an option to purchase 117,563 shares of our common stock with a vesting commencement date of October 1, 2018. We granted Mr. English an option to purchase up to 400,000 shares of our common stock with a vesting commencement date of May 1, 2020. Each of the above grants were under an incentive stock option agreement under our 2019 Equity Incentive Plan. Each such stock option becomes exercisable on the following schedule: twenty-five percent (25%) of the shares vest on the one (1) year anniversary of the vesting commencement date, and one thirty-sixth (1/36th) of the remaining non-vested shares vest each month thereafter with one hundred percent (100%) of the shares vesting on the four (4) year anniversary of the vesting commencement date. To the extent such stock option is, in connection with a Change in Control (as defined under the terms of the 2019 Equity Incentive Plan), to be assumed by the successor corporation, such shares will continue to vest in accordance with the vesting schedule, subject to the employee’s continuous status as a Service Provider (as defined under the terms of the 2019 Equity Incentive Plan) through each vesting date. With respect to Mr. English’s stock options, in the event of his involuntary termination within the twelve (12) months following a Change in Control, the unvested portion of the option will vest and become exercisable in full. To the extent an outstanding option is not assumed, such option shall automatically vest in full immediately prior to the effective date of the Change in Control. In the event of the employee’s involuntary termination within the twelve (12) months following such a Change in Control, the unvested portion of the option will vest and become exercisable in full

On August 12, 2019, we entered into a Restricted Stock Award Agreement with Eric Spencer under our 2019 Equity Incentive Plan whereby we awarded Mr. Spencer 150,000 shares of restricted stock. Such shares vest only upon a Change in Control (as defined in the agreement).

Employment Agreements

Our employment agreements with our executive officers contain certain provisions concerning their eligibility for stock options as incentive compensation and benefits in the event of their termination generally or their termination after a change in control of our company. The employment agreements generally provide that if we terminate an executive officer without Cause (as defined in the agreement) or if he or she terminates his or her employment for Good Reason (as defined in the agreement), we shall pay or provide, or cause to be paid or provided, to the executive officer any other amounts or benefits required to be paid or provided or which the executive officer is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company, in accordance with the terms of such plan, program, policy or practice or contract or agreement, based on accrued and vested benefits through the date of such termination. Generally, executive officers are only entitled to receive severance benefits under their employment agreements if they execute and do not revoke a waiver and release drafted by us within a prescribed time following termination of employment.

In addition, the employment agreements with each of our executive officers include requirements related to confidentiality.

Additional information regarding the material terms of our employment agreements with our named executive officers is described below.

Compensation Arrangements of Named Executive Officers Whose Employment Has Terminated

During 2018, we entered into an employment agreement with Eric Spencer, pursuant to which he served as our Chief Financial Officer. Mr. Spencer resigned from the Company on March 5, 2020. In connection with Mr. Spencer’s resignation, the Company entered into a Separation and Release Agreement pursuant to which we agreed to pay Mr. Spencer a total gross payment of $250,000 and health insurance benefits until March 2021. Mr. Spencer’s employment agreement and separation and release agreement contain confidentiality, non-solicitation, and non-compete provisions. During his period of employment, we granted Mr. Spencer an option to purchase 176,564 shares of our common stock under an incentive stock option agreement under our 2019 Equity Incentive Plan, with a vesting commencement date of August 13, 2018. Such stock option became exercisable on the following schedule: twenty-five percent (25%) of the shares vest on the one (1) year anniversary of the vesting commencement date, and one thirty-sixth (1/36th) of the remaining non-vested shares vest each month thereafter with one hundred percent (100%) of the shares vesting on the four (4) year anniversary of the vesting commencement date. Upon a Change in Control (as defined in the agreement), such shares would have continued to vest in accordance with the vesting schedule, subject to Mr. Spencer’s continuous status as a Service Provider (as defined in the agreement) through each vesting date. In the event of Mr. Spencer’s involuntary termination within the twelve (12) months following a Change in Control, the unvested portion of the option would have vested and become exercisable in full. Mr. Spencer’s option terminated 90 days following his resignation. On August 12, 2019, we also entered into a Restricted Stock Award Agreement with Mr. Spencer under our 2019 Equity Incentive Plan whereby we awarded Mr. Spencer 150,000 shares of restricted stock. Such shares vest only upon a Change in Control (as defined in the agreement).

During 2019, we entered into an employment agreement with Benjamin Yablon, a current member of our Board of Directors, pursuant to which he served as our Director of Global Business Operations. He served in such role until February 28, 2020, at which time the Company entered into a Separation and Release Agreement pursuant to which we agreed to pay Mr. Yablon a total gross payment of $375,000 and health insurance benefits until August 28, 2021. Mr. Yablon’s employment and separation and release agreements contain confidentiality, non-solicitation, and non-competition provisions.

Compensation Arrangements of Certain Current Executive Officers

On May 1, 2020, we entered into an employment agreement with Justin English to serve as our Chief Executive Officer. The agreement provides that Mr. English will receive an annual base salary of $250,000, less all applicable withholdings and deductions. Mr. English is also eligible to receive an annual discretionary bonus based on his and the Company’s performance during the calendar year. Mr. English also received an option to purchase up to 400,000 shares of our common stock under an incentive stock option agreement under our 2019 Equity Incentive Plan. Such stock option vests on a four-year schedule, with 25% vested on the first anniversary of the effective date of the employment agreement and one-thirty-sixth (1/36th) of the remainder of the option vesting each month thereafter on the first of the month until the option is 100% vested on the fourth anniversary of the effective date of the employment agreement, subject to certain accelerated vesting upon a Change in Control as described above under the heading Potential Payments upon Termination or a Change in Control. Mr. English is also entitled to such employee benefits as are generally provided to our full-time employees.

Under the agreement, Mr. English’s employment is “at will” and either party may terminate his employment with or without Cause or Good Reason, both as defined in the agreement. If Mr. English’s employment is terminated for any reason, then he or his estate, if applicable, will receive any unpaid base salary earned for services rendered through the date of such termination. If we terminate Mr. English’s employment for any reason, or if he terminates his employment for any reason, within the first year following the effective date of the employment agreement, then, assuming Mr. English has timely signed and returned a separation agreement and general release of claims in a form acceptable to us and has not revoked such agreement and release of claims, Mr. English will receive: (i) the equivalent of any remaining base salary through the one-year anniversary of the date of his employment agreement; and (ii) accelerated vesting of his stock options with respect to 25% of the total stock option grants received. If we terminate Mr. English’s employment without Good Cause at any time during the four year period following the date of his employment agreement, Mr. English’s stock options will vest on an accelerated basis with respect to 100% of the total stock options granted to him. The agreement also contains non-solicitation, non-competition, and confidentiality provisions.

Equity Incentive Plans

As of December 31, 2020, we had two equity incentive plans: (1) the 2016 Salt Lending Holdings Inc. Equity Incentive Plan, or the Prior Plan, and (2) the 2019 Equity Incentive Plan, which replaced the Prior Plan. The Compensation Committee administers all of our equity incentive plans and has the authority to determine the conditions of the awards granted under the equity plans.

2016 Salt Lending Holdings Inc. Equity Incentive Plan

The 2016 Salt Lending Holdings Inc. Equity Incentive Plan, or the Prior Plan, was purported to be adopted by the Board on November 29, 2016, approved by our stockholders as of the same date, and ratified by the Board on February 26, 2019. The Prior Plan provided for an aggregate number of 8,000,000 shares of Common Stock that could be awarded or issued under the Prior Plan. The number of shares that may be awarded under the Prior Plan and awards outstanding was subject to adjustment on account of any merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or other transaction of the Company. Under the Prior Plan, a Change in Control of the Company (as defined in the agreement) may accelerate the vesting and exercisability of any stock award held by any participant whose continuous service has not terminated prior to the effective time of the Change in Control, unless the applicable stock award agreement is silent as to vesting upon a Change in Control. Under the Prior Plan, the Board of Directors administered the Prior Plan and was authorized to issue stock options (including incentive and nonstatutory stock options), stock bonuses, and restricted stock awards. Awards granted under the Prior Plan continue to be governed by the terms of the Prior Plan. As of December 31, 2020, 2,475,000 shares of common stock had been issued and are outstanding under the Prior Plan as a result of the vesting of restricted stock awards that had been issued under the Prior Plan. No options or other equity awards are outstanding under the Prior Plan following adoption of the 2019 Equity Incentive Plan.

2019 Equity Incentive Plan

The 2019 Equity Incentive Plan, or the 2019 Plan, was adopted by the Board on August 6, 2019 and approved by our stockholders on August 8, 2019. The 2019 Plan replaced the Prior Plan, provided that all outstanding awards granted under the Prior Plan continue to be governed by the provisions of the Prior Plan. The 2019 Plan provides an aggregate number of 6,000,000 shares of Common Stock that may be awarded or issued under the 2019 Plan. The number of shares that may be awarded under the 2019 Plan and awards outstanding may be subject to adjustment on account of any stock dividend, recapitalization, stock split, reverse stock split, reorganization, reincorporation, merger, consolidation, split-up, spin-off, combination, exchange of shares or other securities of the Company, other change in the corporate structure of the Company affecting the shares, or in the event of a substantial reduction to the value of the outstanding shares by reason of a spin-off transaction or extraordinary distribution. The Compensation Committee administers the 2019 Plan and is authorized to issue incentive and nonstatutory stock options, stock appreciation rights, and restricted stock awards to employees, officers and directors of, and other individuals providing bona fide services to or for, the Company or any subsidiary of the Company.

As of December 31, 2020, there were 450,000 shares of restricted stock awards outstanding, 40,235 shares of Common Stock that were purchased as a result of exercised options, and options to purchase 3,202,839 shares of Common Stock outstanding under the 2019 Plan, of which 1,903,128 were exercisable. As of December 31, 2021, 2,306,926 shares were reserved for future grants of equity awards under the 2019 Plan.

Pursuant to the 2019 Plan, to the extent the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year exceeds $100,000, such options are treated as nonstatutory stock options. The per share exercise price for the shares issued pursuant to the exercise of an option is determined by the 2019 Plan administrator, but will be no less than 100% of the fair market value per share on the date of grant, or in the case of an incentive stock option granted to an employee who owns more than ten percent (10%) of the voting power of all classes of the Company’s stock, the per share exercise price will be no less than one hundred ten percent (110%) of the fair market value per share on the date of grant. The fair market value of incentive stock options will be determined as of the time the option with respect to such shares is granted. Stock appreciation rights and restricted stock awards may only be granted to employees, directors and consultants of the Company and its subsidiaries. Options granted under the 2019 Plan generally vest subject to continued service. In the event of a participant’s termination of service, an option is generally exercisable, to the extent vested, for a period of 3 months after the participant ceases to be a Service Provider (as defined in the 2019 Plan), or for a period of 12 months in the case of termination due to the participant’s death or disability. Stock options generally terminate upon a participant’s termination of employment for cause.

A stock appreciation right (SAR) provides for payment, in cash, shares of equivalent value or some combination thereof, of our Common Stock to the participant based upon multiplying the difference between the fair market value of our Common Stock on the date of exercise over the exercise price and the number of shares with respect to which the SAR is exercised. SARs may be granted at any time and from time to time as determined by the 2019 Plan Administrator. The maximum permitted term of SARs granted under the 2019 Plan is determined by the 2019 Plan administrator.

A restricted stock award (RSA) is an offer by us to grant or sell shares of our Common Stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, may exercise full voting rights with respect to those shares, unless the applicable award agreement provides otherwise. Unless otherwise stated in the applicable award agreement, participants holding shares of restricted stock will be entitled to receive all dividends and other distributions paid with respect to such shares.

In the event that we are subject to a merger or other combination constituting a change in control as defined in the 2019 Plan, outstanding awards may be (i) assumed by the successor corporation (or parent thereof); (ii) canceled and substituted with an award granted by the successor corporation (or parent thereof); (iii) otherwise continued in full force and effect; or (iv) replaced with a cash retention program of the Company or any successor corporation which preserves the spread existing on the unvested shares subject to the award at the time of the change in control.

In the event of a stock dividend, recapitalization, stock split, reverse stock split, reorganization, reincorporation, merger, consolidation, split-up, spin-off, combination or exchange of shares or other securities of the Company, or other change in the corporate structure of the Company affecting the shares, proportional adjustment will, to the extent determined appropriate by the 2019 Plan administrator, be made equitably adjust the number and class of shares that may be delivered under the 2019 Plan and/or the number, class and price of shares covered by each outstanding award.

The 2019 Plan administrator may, at any time with the consent of the respective participants, cancel any or all outstanding options under the 2019 Plan and grant in substitution new options covering the same or a different number of shares with an exercise price per share based on the fair market value per share on the new option grant date.

Unless otherwise determined by the 2019 Plan administrator, awards under the 2019 Plan generally may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or the laws of descent and distribution.

The Board may at any time amend, alter, suspend or terminate the 2019 Plan, however, no amendment, alteration, suspension or termination of the 2019 Plan will impair the rights of any participant unless mutually agreed otherwise between the participant and the administrator of the 2019 Plan.

Bonus and Other Compensatory Plans

We do not have a formal written bonus or incentive plan. As incentive compensation, full-time employees may be eligible for a discretionary bonus with specific metrics or bonus goals to be determined by the employee’s manager, with the overall bonus plan approved by our Chief Executive Officer or his designee. Bonuses are discretionary and based on the employee’s performance during the calendar year and paid out in the following year. Employment on the date that the bonus is paid is a condition of earning the bonus. No bonuses were paid in fiscal 2019 or 2020 to any of the named executive officers.

Welfare and Other Benefits

We provide health, dental, vision, life, and disability insurance benefits to our named executive officers, on the same terms and conditions as provided to all other eligible U.S. employees.

We also sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan. Our named executive officers are eligible to participate in our employee benefit plans, including our 401(k) plan, on the same basis as our other employees.

Compensation of Directors

Employees who are also members of our Board do not receive additional compensation for their service on the Board. Non-employee directors receive compensation in the form of annual retainers and stock option grants for their service on the Board.

On July 9, 2020, the Board approved, on the recommendation of the Compensation Committee of the Board, the current Non-Employee Director Compensation Plan, which sets forth the compensation we pay to our non-employee directors. The recommendation was based on data from a third party survey of director compensation among similar, private companies. The following non-employee director compensation became payable under the Non-Employee Director Compensation Plan effective on May 19, 2020:

●	$50,000 annual retainer for all directors
●	$10,000 additional annual retainer for board chair
●	$5,000 additional annual retainer for committee chairs
●	$2,500 additional annual retainer for committee non-chair members
●	50,000 annual stock options with monthly vesting for all directors
●	30,000 annual additional stock options with monthly vesting for board chair

The annual retainer amounts are paid quarterly, in arrears, and are pro-rated for any partial year that a director serves on the Board. The stock options are granted pursuant to the 2019 Plan and individual stock option agreements we enter into with each non-employee director. Our current Board consists of Neil Wolfson, Shawn Owen, Joseph Perry, James Temple and Benjamin Yablon, each of whom are currently non-employee directors. The following table shows the compensation paid to our non-employee directors during fiscal 2020.

Director Compensation

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)(4)	All Other Compensation ($)		Total ($)
Benjamin Yablon	$36,750		$0.00	-		$36,750
James Temple	$28,750		$0.00	-		$28,750
Joseph Perry	$35,990		$0.00	-		$35,990
Justin English	$4,500	(2)	-	$25,500	(3)	$30,000
Neil Wolfson	$41,255		$0.00	-		$41,255
Shawn Owen	$28,750		$0.00	-		$28,750

(1) The amounts reported in this column is equal to the aggregate grant date fair value of such stock options computed in accordance with ASC 718, which in each case was equal to $0.00. The assumptions used in calculating the grant date fair value of the stock options and stock awards reported in this table are set forth in note 14 to our consolidated financial statements included elsewhere in this registration statement. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our directors from the stock options.

(2)  Represents amounts paid to Mr. English for his service on the Board prior to his appointment as Chief Executive Officer.

(3)  Represents payments to Mr. English for certain consulting services provided to the Company in January, February, and March 2020, prior to his appointment as Chief Executive Officer.

(4)  The following table sets forth information on the aggregate number of shares of our common stock underlying outstanding stock options and stock awards held by our non-employee directors as of December 31, 2020 and the aggregate number of unvested shares of our common stock underlying outstanding stock options and stock awards held by our non-employee directors as of December 31, 2020:

	Option Awards
Name	Number of Shares Underlying Options Granted in the Year Ended December 31, 2020	Aggregate Number of Shares Underlying Options Held as of December 31, 2020	Number of Shares Underlying Unvested Stock Options Held as of December 31, 2020
Benjamin Yablon	50,000	50,000 (i)	20,834
James Temple	50,000	50,000 (i)	20,834
Joseph Perry	75,000	75,000 (ii)	20,834
Justin English	400,000	785,000 (iii)	400,000
Neil Wolfson	109,166	109,166 (iv)	40,834
Shawn Owen	50,000	29,167 (i)(v)	20,834

(i) Options vest in equal monthly installments over 12 months commencing May 19, 2020.

(ii) Initial grant of options to purchase 70,000 shares vested in equal monthly installments over 12 months commencing February 3, 2020 was replaced by options to purchase 50,000 shares vest in equal monthly installments over 12 months commencing July 9, 2020. Options to purchase 30,000 shares vested in equal monthly installments over 12 months commencing May 19, 2020 during continuous service as Board Chair.

(iii) Options vested in equal monthly installments over 6 months commencing October 23, 2019. The stock option grant to purchase 400,000 shares of our Common Stock was granted to Mr. English in connection with his appointment as our Chief Executive Officer, as described in the Outstanding Equity Awards at Fiscal Year End table above, which vest as to 25% of the shares one year after the vesting commencement date and 1/36th of the shares vest monthly thereafter.

(iv) Initial grant of options to purchase 70,000 shares vested in equal monthly installments over 12 months commencing December 13, 2019 was replaced by options to purchase 50,000 shares vest in equal monthly installments over 12 months commencing July 9, 2020. Options to purchase 30,000 shares vest in equal monthly installments over 12 months commencing September 9, 2020 during continuous service as Board Chair.

(v) Shawn Owen partially exercised this option to purchase a total of 20,833 shares of common stock in August, September and October 2020.

ITEM 7.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Transactions with Related Persons

During 2016, we entered into an employment agreement with Shawn Owen, a founder of the Company and a current member of our Board of Directors, pursuant to which he served as our Chief Executive Officer. On April 11, 2019, we executed an Amended and Restated Release Agreement with Mr. Owen (the “Owen Release Agreement), whereby we agreed to pay $150,000 at execution of the Owen Release Agreement for dismissal of any pending claims against the Company. Upon execution of the Owen Release Agreement, an additional amount of $600,000 was paid as consideration for the option to purchase 1,250,000 shares held by Mr. Owen within 24 months with an exercise price equal to the greater of (i) $4.10 and (ii) the price determined by an independent valuation firm at the time of exercise. If the Company does not exercise such option, the founder and former executive can require the Company to redeem such shares at the exercise price. In the Owen Release Agreement, we also reimbursed Mr. Owen for certain tax liabilities incurred amounting to approximately $844,000. The Owen Release Agreement also provides that we will pay Mr. Owen an amount of $5,000,000 in the event that certain valuation thresholds of the Company are achieved.

During 2017, we entered into an employment agreement with Gregory Bell, pursuant to which he served as our Chief Operating Officer. Mr. Bell’s employment with the Company was terminated on November 29, 2018. During 2019, we entered into a Settlement Agreement and Mutual Release with Mr. Bell (and Bell Enterprise Management, LLC, of which Mr. Bell is the majority owner and manager) (the “Bell Release Agreement”), pursuant to which we paid Mr. Bell a lump sum payment of $63,453 partially in December 2019 (with the remainder in November 2020) in consideration for a release of any claims that have or might have been asserted and reimbursement for certain expenses. In accordance with the Bell Release Agreement, the Company agreed to issue warrants exercisable for 250,000 shares of common stock of the Company with an exercise price per share equal to the lesser of $0.36 or the fair value of the Company’s common stock according to the next Section 409A valuation performed by an independent appraiser. Such warrants expire as of the 60-month anniversary of December 2, 2019.

During 2017, we entered into an employment agreement with Blake Cohen, a founder and former executive of the Company, pursuant to which he served as our Vice President of Business Development. During 2019, we entered into a Separation Agreement and Release with Mr. Cohen, pursuant to which we paid Mr. Cohen a lump sum payment of $250,000 on May 10, 2019 and twelve (12) months of health insurance benefits in the amount of $14,680 during 2019 and 2020. On June 29, 2019, we executed a Release Agreement with Mr. Cohen (the “Cohen Release Agreement”), whereby we agreed to purchase 850,000 shares of common stock from Mr. Cohen for a total of $2,400,000, which amount was paid in 2019 in order to resolve any claims that have or might have been asserted. In accordance with the Cohen Release Agreement, we also issued a warrant exercisable for 500,000 shares of common stock of the Company, which Warrant had an exercise price per share of common stock of $2.26 and expires as of the 60-month anniversary of June 29, 2019.

During 2017, we entered into a services agreement with Caleb Slade, a founder and former executive of the Company, pursuant to which he served as our Community and Creative Director. During 2019, we entered into a Separation Agreement and Release with Mr. Slade, pursuant to which we paid a lump sum payment of $150,000 on April 19, 2019 and twelve (12) months of health insurance benefits in the amount of $5,095 during 2019 and 2020. On June 28, 2019, we executed a Release Agreement with Mr. Slade (the “Slade Release Agreement”), whereby we agreed to purchase 850,000 shares of common stock from Mr. Slade for a total of $2,400,000, which amount was paid in 2019 in order to resolve any claims that have or might have been asserted. In accordance with the Slade Release Agreement, we also issued a warrant exercisable for 500,000 shares of common stock of the Company, which Warrant had an exercise price per share of common stock of $2.26 and expires as of the 60-month anniversary of June 28, 2019. During December 2020, our subsidiary, Salt Lending LLC, entered into a secured loan agreement with Mr. Slade. The total amount borrowed by Mr. Slade under the loan agreement was $400,000, which carried an initial annual percentage rate (APR) of 0.90%. In May 2021, Mr. Slade refinanced his loan and increased the total amount borrowed to $700,000, which carries an APR of 5.90%.

During 2018, we entered into an employment agreement with William R. Sinclair, pursuant to which he served as our Interim President and Chief Executive Officer. Mr. Sinclair’s employment with the Company was terminated on March 15, 2019. In connection with the termination of Mr. Sinclair’s employment, we entered into a Separation and Release Agreement, pursuant to which we paid Mr. Sinclair a total gross payment of $408,333 during 2019 and continued to pay twelve (12) months of health insurance benefits for Mr. Sinclair and his family equivalent to $15,230. Mr. Sinclair’s employee agreement and separation and release agreement contain confidentiality provisions.

During 2018, we entered into an employment agreement with Matthew Hill, pursuant to which he served as our Vice President, Engineering. During 2019, we entered into a new employment agreement with Mr. Hill, pursuant to which he served as our Chief Technology Officer. Mr. Hill resigned from the Company on July 15, 2019. In connection with his resignation, we entered into a Separation and Release Agreement, pursuant to which we paid Mr. Hill a total gross payment of $216,000 on July 23, 2019. During July 2019, we further entered into an Equity Agreement with Mr. Hill, pursuant to which Mr. Hill waived all rights to certain stock options, including vested stock options, in exchange for $185,000. Mr. Hill’s employment agreement contains a confidentiality provision, and his separation and release agreement contains confidentiality and non-solicitation provisions.

During 2018, we entered into an employment agreement with Amanda Darby, pursuant to which she served as our Chief Legal Officer. Ms. Darby’s employment with the Company was terminated on March 15, 2019. In connection with the termination of her employment, we entered into a Separation and Release Agreement, pursuant to which we paid Ms. Darby a total gross payment of $291,667 on March 26, 2019 and April 1, 2019 and continued to pay twelve (12) months of health insurance benefits equivalent to $10,912 until March 2020. Ms. Darby’s employment agreement contains a confidentiality provision.

In November 2019, we entered into a Consulting Agreement with English Ventures, LLC, a company of which Justin English, our current Chief Executive Officer, is the managing member, pursuant to which we paid $51,000 and issued 315,000 stock options in 2019 to acquire shares of common stock to Justin English in exchange for consulting services. The Consulting Agreement terminated in April 2020, and in May 2020, we entered into an employment agreement with Mr. English, pursuant to which he serves as our Chief Executive Officer. See the section entitled “Compensation Arrangements of Certain Current Executive Officers” beginning on page 69 for a description of Mr. English’s employment agreement.

During 2019, Benjamin Yablon, a founder and current member of our Board of Directors, was appointed as our Interim Chief Executive Officer and Chief Legal Officer. Mr. Yablon’s term as Interim Chief Executive Officer and Chief Legal Officer ended on December 31, 2019. During 2019, we entered into an employment agreement with Mr. Yablon, pursuant to which he served as our Director of Global Business Operations. He served in that role until February 2020, at which time we entered into a Separation and Release Agreement with him pursuant to which we paid Mr. Yablon a total gross payment of $375,000 in March 2020 and agreed to reimburse him for up to eighteen (18) months of health insurance premiums during 2020 and 2021. Mr. Yablon’s Separation and Release Agreement contains confidentiality, non-compete, and non-solicitation provisions. In November 2016, we entered into a Restricted Stock Award Agreement with Mr. Yablon under our Salt Lending Holdings, Inc. Equity Incentive Plan whereby we awarded Mr. Yablon 1,000,000 shares of restricted stock.

During September 2019, our subsidiary, Salt Digital Lending LLC, entered into a secured cryptocurrency loan facility agreement with Marvel Dealings, LLC, previously an indirect subsidiary of P3K LLC, of which Joseph Perry, a member of our Board, is a founder and the managing member. The total amount lent under the loan facility agreement was $739,757, which was issued as five separate loans, each of which carried an interest rate of 9% per annum. As of February 2020, the outstanding principal balance, plus $5,778 in interest, has been repaid and the corresponding loans were terminated.

In April 2020, we entered into an investment management agreement with Harmonic Technologies LLC, formerly a subsidiary of P3K LLC. A member of our Board, Joseph Perry, is a founder and the managing member of P3K LLC and was the manager of Harmonic Technologies LLC at such time. As of December 31, 2020, we have paid Harmonic approximately $277,715 in management fees under the investment management agreement and accrued management fees totaling $61,554, which is presented as a component of accounts payable and accrued expenses on the Consolidated Balance Sheet. In July 2020, we entered into a master services agreement with P3K LLC, pursuant to which P3K LLC provides certain technology services to the Company. As of December 31, 2020, we have paid P3K LLC $40,000 in professional services fees under the master services agreement. In September 2020, our subsidiary, Salt Lending LLC entered into a managed account agreement with Harmonic. As of December 31, 2020, we paid Harmonic $6,781 in management fees under the managed account agreement and management accrued fees totaling $261,741, which is presented as a component of accounts payable and accrued expenses on the Consolidated Balance Sheet. In January 2021, we acquired Harmonic from P3K LLC and obtained from P3K LLC a non-exclusive, perpetual, irrevocable license to certain trading execution software, algorithmic trading strategies, historical tick data, and quantitative scripts. Pursuant to the acquisition agreement for Harmonic, as consideration (i) up to approximately 1.7 million shares of our Common Stock upon the achievement of certain milestones and (ii) a performance fee in an amount, payable in cash or in kind, equal to forty percent (40%) of the gross trading profits achieved by us from use of the licensing trading software and strategies, up to an aggregate amount of $1.5 million. As of June 15, 2021, we issued to P3K LLC 854,435 shares of our Common Stock resulting from the achievement of certain of the milestones in the acquisition agreement. No performance fees have been paid to P3K LLC to date under the acquisition agreement.

Between October 2016 and June 2017, we sold $1,000,000 in aggregate principal amount of convertible notes to certain investors. Shawn Owen, our former Chief Executive Officer and a member of our Board, indirectly through Owen Enterprise, LLC, and certain of Mr. Owen’s family members purchased approximately $75,000 and $35,000 of such convertible notes, respectively, in 2016 and 2017. Subsequently, in September 2019, Mr. Owen, individually and indirectly through entities that he controls, acquired certain outstanding convertible notes in reliance upon Rule 144 of the Securities Act. In 2019 and 2020, such notes matured and were converted into common stock of the Company. As a result, Mr. Owen, individually and indirectly through entities that he controls, received 2,234,561 shares of Company common stock.

Policies and Procedures for Related-Party Transactions

Transactions by us with related parties are subject to our Related Party Transactions Policy and Procedure. Under the policy, our directors, officers, employees, consultants, agents, nominees and holders of more than 5% of the Company’s outstanding stock, including their immediate family members, are not permitted to enter into a related party transaction with us without the consent of our Audit Committee. Any request to enter into a transaction, arrangement or relationship in which the loan or financial product amount involved exceeds $120,000 and the requesting party has or will have a direct or indirect material interest is required to be presented to our Audit Committee for review, consideration and approval. Our Chief Legal Officer is required to report to our Audit Committee related party transactions requiring Audit Committee approval, and such related party transactions will be reviewed and approved or disapproved by the disinterested members of the Audit Committee.

Promoters and Certain Control Persons

In exchange for Cash, IP and other assets having a value of at least $0.00 (as determined by our Company’s initial founders), at the time of our initial organization, our Company granted the number of shares of our common stock to our Company’s initial founders described below in the amounts and for the consideration set forth next to their names:

Name	Date	Number of Shares of Common Stock Issued	Value ($)
Blake Cohen	October 1, 2016	500,000	$50.00
Michael Mogren	October 1, 2016	500,000	$50.00
Shawn Owen	October 1, 2016	500,000(1)	$50.00
Caleb Slade	October 1, 2016	500,000	$50.00
Benjamin Yablon	October 1, 2016	500,000	$50.00

(1)         Mr. Owen holds such shares through Owen Enterprise, LLC, of which he is the managing member.

Director Independence

None of our securities are listed or trade on any securities or currency exchange or other established public trading market. However, our directors have reviewed their relationship with the Company in conjunction with NASDAQ Listing Rule 5605(a)(2) that provides that an “independent director” is a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following directors have affirmatively determined that they are independent directors pursuant to the standards described above: James Temple and Neil Wolfson. The following directors have affirmatively determined they are not independent directors pursuant to the standards described above: Shawn Owen, Joseph Perry, and Benjamin Yablon.

ITEM 8.         LEGAL PROCEEDINGS.

We filed this Registration Statement with the SEC on a voluntary basis in connection with our SEC Settlement Order related to our issuance of Salt Tokens in our ICO, and to provide current information to holders of Salt Tokens who are eligible claimants against our Company pursuant to Section 12(a) of the Securities Act.

On September 30, 2020, the Company entered into the SEC Settlement Order with the SEC related to the determination by the SEC that Salt Tokens were “securities” under the Securities Act. In conjunction with the SEC Settlement Order, parties who obtained Salt Tokens from the Company on or before December 31, 2019 (the “Potential Salt Token Claimants”) are entitled to a refund in the amount of consideration paid, plus interest, less the amount of any income received thereon, referred to as the claims process. The SEC Settlement Order requires the Company to distribute by electronic means claim forms to the Potential Salt Token Claimants within 60 days of the filing of the Company’s Registration Statement on Form 10 or the date seven (7) days after the Form 10 becomes effective, whichever is sooner. The Potential Salt Token Claimants must submit claims by the claim form deadline, which deadline will be the earlier of three (3) months from the date that the SEC’s Division of Corporation Finance (the “Division”) notifies Salt that its review of this Form 10 has been concluded or six (6) months from the date that this Form 10 becomes effective (the “Effective Date”). Any amounts to be refunded will be paid in cash.

Specifically, pursuant to the Order, our Company agreed to the following:

●	Issue a press release within 14 days of the SEC Settlement Order;

●	File a Form 10 to register the Salt Tokens as a class of securities within 120 days of the SEC Settlement Order, which deadline was subsequently extended by 105 days;

●

Distribute and post on our website a refund claim form no later than 60 calendar days after the date of the filing of this Form 10, or on the date seven days after this Form 10 becomes effective (the “Effective Date”), whichever is sooner (the “Claim Form Distribution Date”). The claim form must inform all persons and entities that purchased Salt Tokens from us of their potential claims under Section 12(a) of the Securities Act upon the tender of such Salt Tokens to us, including the right to sue to recover the consideration paid for the Salt Tokens with interest on that amount, less any amount of income received from the sale of such Salt Tokens, or for damages if the purchaser no longer owns the Salt Tokens. The claim form must further inform purchasers that they may submit the written claim form to us prior to the Claim Form Deadline. The “Claim Form Deadline” is the earlier of three months from date that the Division of Corporation Finance notifies us that the Division’s review of the Form 10 has been concluded or six months from the Effective Date of this Form 10;

●	Commencing 30 days after the Claim Form Deadline, provide monthly reports to the SEC of the claims received and the claims paid;

●	Submit to the SEC a final report of our handling of all claims received within seven months from the Effective Date of this Form 10;

●

Maintain timely filing of all reports required by Section 13(a) of the Exchange Act for at least until the later of (i) the Claims Form Deadline, (ii) such time as Salt has filed all reports required for the fiscal year in which this Form 10 became effective, and (iii) such time as Salt is eligible to terminate its registration pursuant to Rule 12g-4 under the Exchange Act;

●

Pay the amounts due under Section 12(a) of the Securities Act to each purchaser using the claim form within three months of the Claim Form Deadline that we deem to be due and adequately substantiated. We may require that a claimant submit additional documentation supporting that the claimant is entitled to receive payment under Section 12(a) of the Securities Act. Upon receiving such a request, a claimant will have 30 days to provide the requested documentation in writing to the address provided by us. For any claims not paid, we will provide the claimant with a written explanation of the reason for non-payment; and

●	Pay a civil penalty of $250,000 to the SEC.

The total amount received in the ICO from the Potential Salt Token Claimants was approximately $47.1 million which, upon receipt, was initially recorded as a Salt Token liability in the accompanying consolidated balance sheets. The total payments related to the claims process could exceed the Salt Token liability reported in our consolidated balance sheets, however, a reasonable estimate of the possible losses or range of possible losses cannot be made at this time. The Company believes that the maximum amount payable is the amount received in the ICO, less amounts previously refunded (totaling approximately $44.4 million) plus interest.

No claims will be paid prior to the Claim Form Deadline. Subsequent to the Claim Form Deadline, the Company will begin to pay all valid refund claims. If the Company has a sufficient amount of cash on hand, all valid refund claims will be paid in full. If the Company does not have a sufficient amount of cash on hand to pay all valid refund claims, depending on the cash shortfall, the Company intends to seek funding from outside investors (either through the sale of additional equity or otherwise) or seek debt financing from third-party lenders. In this case, all valid refund claims will be partially paid, on a pro rata basis, until we can obtain additional financing, and all unpaid amounts will continue to accrue interest until paid in full. The Company expects to calculate interest by using the yield of the 1-year US treasury note, which as of June 15, 2021 was 0.08%. Such additional financing (whether debt or equity) may not be available on favorable terms, or at all, and could increase the Company’s debt balance and result in significant expense to the Company.

In the event we are unable to raise additional debt or equity financing, we may have to cease operations, in which case we may:

●

file a petition for bankruptcy in U.S. Bankruptcy Court under Chapter 7, whereby a trustee will be appointed to sell off our assets, and the money will be used to pay off our debts in order of their priority. The priority in such bankruptcy of Salt Token holders seeking a refund claim should be equal to all of the Company’s other unsecured creditors; or

●

file a petition for bankruptcy in U.S. Bankruptcy Court under Chapter 11 to restructure our debt, including our debt to Salt Token holders seeking a refund claim. The priority in such bankruptcy of Salt Token holders seeking a refund claim, should be equal to all of the Company’s other unsecured creditors. The Chapter 11 reorganization plan will describe the rights of Salt Token holders and what holders can be expected to receive, if anything, from the Company.

While we are uncertain whether any U.S. Bankruptcy Court has rendered any decision with respect to the treatment of tokens or digital assets in a bankruptcy context, we believe Salt Tokens should not be viewed as analogous to more traditional securities (i.e. capital stock, debt securities, warrants, etc.) as Salt Tokens currently lack the traditional features of such securities. For example, Salt Tokens do not currently convey any dividend, distribution, voting, liquidation or preemption rights to their holders. Similarly, Salt Token holders have no property, license or other right whatsoever with respect to any software that now exists or may ever be developed by the Company.

In addition, if certain holders of Salt Tokens affirmatively reject or fail to accept the offer pursuant to the claims process, they may have a right under the Securities Act after the expiration of the claims process. Consequently, should any offerees reject the offer pursuant to the claims process, expressly or by failing to timely return a claim, we may continue to be potentially liable under the Securities Act for the purchase price or for certain losses if the Salt Tokens have been sold. It may also be possible that by not disclosing that the Salt Tokens were unregistered, and that they may face resale or other limitations, we may face contingent liability for noncompliance with applicable federal and state securities laws. Additionally, the Company may be required to pay additional fines, penalties or other amounts in other jurisdictions.

As a result of filing our registration statement on Form 10, we will become subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which requires us, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we are required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act. Further, as described above, pursuant to the SEC Settlement Order, our Company agreed to, among other things, file a Form 10 to register the Salt Tokens as a class of securities and maintain timely filings of all reports required by Section 13(a) of the Exchange Act for at least one year from the Effective Date and continue these filings until the Company is eligible to terminate its registration.

Other than with respect to our settlements with the SEC, we are not aware of any pending or threatened claims that we violated any federal or state securities laws. However, we cannot assure you that any such claim will not be asserted in the future or that the claimant in any such action will not prevail. The possibility that such claims may be asserted in the future will continue until the expiration of the applicable federal and state statutes of limitations. If the payment of claims in the claims process or fines is significant, it could have a material adverse effect on our cash flow, financial condition or prospects and the value of the Salt Tokens.

ITEM 9.          MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

Market Information

There is no established public trading market in our common stock. Our common stock is not listed for trading on any national securities exchange nor are bid or asked quotations reported in any over-the-counter quotation service.

Shares of our common stock that are restricted securities will be eligible for resale in compliance with Rule 144 of the Securities Act, subject to the requirements described below. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144. Below is a summary of the requirements for sales of our common stock pursuant to Rule 144, after the effectiveness of this Registration Statement.

For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our shares of common stock held longer than six months, but less than one year, will be subject only to the current public information requirement and can be sold under Rule 144 beginning 90 days after the effectiveness of this Registration Statement without restriction. A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Beginning 90 days after the effectiveness of this Registration Statement, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, will generally be entitled to sell within any three-month period a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

The Manner of Sale Limitations on Affiliate Sales of Equity Securities. Rule 144 provides that affiliates must resell their equity securities through one of the following methods: (i) Section 4(a)(4) broker transactions, which are done on a customer’s order on an exchange or in the over-the-counter (OTC) market, including transactions that meet the requirements of Rule 144(g); (ii) transactions with a market maker (a dealer who regularly or continually holds himself out as willing to buy and sell a particular security of an issuer for his own account); (iii) “riskless principal transactions” (principal trades in which, after receiving a customer’s order to buy or sell securities, a broker or dealer buys or sells securities as a principal to satisfy the customer’s order) where (a) offsetting trades are executed at the same price (other than an explicitly disclosed markup, markdown, commission, or fee); (b) the broker-dealer cannot solicit or arrange for the solicitation of customers’ orders to buy securities in connection with the Rule 144 sale; (c) the broker-dealer cannot receive more than the normal brokers’ commission; and (d) the broker-dealer must conduct a reasonable inquiry as to whether the affiliate making the Rule 144 resale is a statutory underwriter. In addition, affiliates relying on Rule 144 cannot, solicit, or arrange for the solicitation of, orders to buy the securities in connection with the transaction; or pay anyone for the offer or sale of such securities, other than the broker-dealer who executes the order to sell the securities.

Form 144 Notice for Affiliate Sales. If a proposed Rule 144 resale by an affiliate involves more than 5,000 shares of securities, or has an aggregate sale price of more than $50,000, in any three-month period, the seller must file a notice of the proposed sale on Form 144. The seller must file this form with the SEC and with the securities exchange on which the securities are listed. Form 144 must be filed at the same time the affiliate places the broker or market maker order to sell the securities. The affiliate must have a bona fide intention to sell the securities within a reasonable time after filing the Form 144 notice and must sign the Form 144 notice; however, if the seller does not complete the sale disclosed in the form, the seller does not need to amend the form to indicate that the sale did not take place.

Availability of current public information. For issuers, such as our Company, that are subject to Exchange Act reporting requirements under Section 13 or Section 15(d), and have been reporting under the Exchange Act for at least 90 days before the Rule 144 resale, this requirement is satisfied if an issuer has filed all reports required under the Exchange Act (other than Form 8-K) and has filed all interactive data (XBRL) exhibits required to have been filed during the 12 months (or any shorter period for XBRL reporting requirements, if applicable) before the Rule 144 resale.

Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, us and may include our directors and officers, as well as our significant stockholders.

Approximately 4,196,074 shares of our common stock are eligible for sale under Rule 144 as of June 15, 2021. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

We have no agreement with any security holder to register under the Securities Act for sale any shares of our common stock.

Holders

As of December 31, 2020, we had 9,321,154 shares of common stock outstanding, held by 39 record holders.

Dividends

We have not paid any cash dividends on our common stock to date and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future. It is the present intention of our management to utilize all available funds for the development of our business.

ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES.

The following list sets forth information as to all securities we have sold since September 9, 2016 (inception), which were not registered under the Securities Act.

Original Issuances of Stock

On October 1, 2016, we issued 500,000 shares of our Common Stock to each of the five founders at a value of $0.0001 per share. These shares were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act.

Restricted Stock Awards

During October and November 2016, we granted restricted stock awards in an aggregate of 5,900,000 shares of our Common Stock with a value per share of $0.0001 to certain founders and executives of the Company. In May 2017, we granted a restricted stock award of 900,000 shares of our Common Stock with a value per share of $0.0044 to a former executive of the Company. In July 2017, we granted a restricted stock award of 450,000 shares of the Company’s common stock with a value per share of $0.0047 to an employee of the Company. These grants were all intended to be issued pursuant to the 2016 Employee Incentive Plan on the dates set forth above, and were ratified by the Company’s board of directors on February 26, 2019. On August 12, 2019, we granted restricted stock awards in an aggregate of 450,000 shares of our Common stock with a value per share of $0.0001 to our employees pursuant to the 2019 Employee Incentive Plan. The foregoing restricted stock awards are subject to vesting conditions, and an aggregate of 3,917,500 shares of Common Stock have been forfeited as of December 31, 2020 because such vesting conditions were not met. These restricted stock awards were granted in reliance on an exemption from registration under Rule 701 under the Securities Act.

Stock Options

On August 12, 2019, we granted stock options to purchase an aggregate of 3,749,912 shares of our Common Stock with an exercise price per share of $0.36 to certain of our employees and other service providers pursuant to the 2019 Employee Incentive Plan. Between October 2019 and December 2019, we granted stock options to purchase an aggregate of 405,000 shares of our Common Stock with an exercise price per share of $0.36 to our employees, directors and other service providers pursuant to the 2019 Employee Incentive Plan. Between January 2020 and December 2020, we granted stock options to purchase an aggregate of 744,166 shares of our Common Stock with an exercise price of $0.01 to certain of our employees, directors and other service providers pursuant to the 2019 Employee Incentive Plan. These options are subject to vesting conditions based on continued service with the Company and are exercisable pursuant to the terms of our 2019 Employee Incentive Plan and individual stock option agreements with the recipients. These stock options were granted in reliance on an exemption from registration under Rule 701 under the Securities Act.

Warrants

On December 2, 2019, we issued warrants to two of our founders and former executives of the Company in connection with Release Agreements between the Company and these founders and former executives. Each warrant is exercisable for 500,000 shares of Common Stock and has an exercise price per share of $2.26. The warrants expire on the 60-month anniversary of June 28, 2019 and June 29, 2019, respectively.

On January 23, 2020, we issued warrants to a former executive in connection with a Release Agreement between the Company and the former executive. Such warrant is exercisable for 250,000 shares of Common Stock of the Company and has an exercise price per share equal to $0.0001. The warrant expires on the 60-month anniversary of December 2, 2019.

All warrants were issued in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act.

Convertible Promissory Note Offering

Between October 2016 and June 2017, we entered into Convertible Promissory Notes with certain investors in an aggregate principal amount of $1,000,000, payable in the form of U.S. Dollars or Bitcoin. Interest on the unpaid principal balance accrued at a rate of 6% per annum. In addition, we issued 10,000,000 Salt Tokens to such investors in connection with entering into the Convertible Promissory Notes. On October 20, 2019, the outstanding $1,000,000 in principal and $158,237 of unpaid accrued interest were converted into 5,355,920 shares of our Common Stock at $0.2163 per share. The issuance of the Convertible Promissory Notes and of shares of our Common Stock on their conversion was made in reliance on an exemption from registration under Rule 504 of Regulation D and Section 4(a)(2) of the Securities Act.

Senior Secured Promissory Note Offering

Between August 2017 and September 2017, we entered into Senior Secured Promissory Notes with certain investors in an aggregate principal amount of $1,550,000, payable in the form of U.S. Dollars. Interest on the unpaid principal balance accrued at a rate of 15% per annum. In addition, we issued 15,500 Salt Tokens to such investors in connection with entering into the Senior Secured Promissory Notes. Between July and September 2018, the outstanding $1,550,000 in principal and $232,500 of accrued interest was paid. The issuance of the Senior Secured Promissory Notes was made in reliance on an exemption from registration under Rule 506 of Regulation D and Section 4(a)(2) of the Securities Act.

Private Placement of Limited Partnership Interests

Between January and August 2018, Salt Blockchain Asset Management Cryptocredit Opportunity Fund I, LP and Salt Blockchain Asset Management Cryptocredit Opportunity Fund II, LP, private investment funds managed by our subsidiary, Salt Blockchain Asset Partners, LLC, offered limited partnership interests to certain investors for an aggregate amount of $1,975,000, payable in the form of U.S. Dollars. As of December 31, 2018, all outstanding interests were redeemed, and the funds were dissolved and wound up. The issuance of the limited partnership interests was made in reliance on an exemption from registration under Rule 506 of Regulation D of the Securities Act and Sections 3(c)(1) and 3(c)(7) of the Investment Company Act.

Salt Tokens

From June 2017 through December 2017, the Company offered and sold Salt Tokens in the ICO. During 2017, the Company sold 57.2 million Salt Tokens to purchasers in exchange for $47.1 million in digital assets and cash. We issued an additional 17.0 million Salt Tokens during the year ended December 31, 2017, for other purposes, including as repayment to convertible note holders and compensation to founders, employees, and consultants. After the ICO, the Company continued to sell Salt Tokens through August 2019. In 2018 and 2019, the Company sold an additional 1.5 million Salt Tokens for approximately $1.1 million and 1.6 million Salt Tokens for approximately $0.2 million, respectively. Since August 2019, we have not sold any additional Salt Tokens.

Between July 2017 and December 2017, we granted an aggregate of 6,978,580 Salt Tokens to certain of our employees and other service providers as compensation, of which 1,560,845 issued in October 2017 had a value of $3.33 per Salt Token; 1,051,379 issued in October 2017 had a value of $2.98 per Salt Token; 136,893 issued in July 2017 and 95,467 issued in October 2017 had a value of $0.25 per Salt Token; 3,997 issued between August 2017 and October 2017 had a value of $0.10 per Salt Token; 1,430,000 issued in July and August 2017 had a value of $0.05 per Salt Token; 1,500,000 issued in July 2017 and August 2017 had a value of $0.01 per Salt Token; and 500,000 issued in July 2017 and 500,000 issued in December 2017 had a value of $0.003 per Salt Token. We also issued 200,000 Salt Tokens in October 2017 at a value of $0.13 per Salt Token to a founder of the Company in connection with the redemption of 500,000 shares of Common Stock he held. These Salt Tokens were granted in connection with the ICO and such grants were not registered under the Securities Act.

Harmonic Transaction

In January 2021, we acquired Harmonic from P3K LLC, of which Joseph Perry, a member of our Board of Directors, is a founder and the managing member, and obtained from P3K LLC a non-exclusive, perpetual, irrevocable license to certain trading execution software, algorithmic trading strategies, historical tick data, and quantitative scripts. Pursuant to the acquisition agreement for Harmonic, we agreed to issue to P3K LLC, as consideration (i) up to approximately 1.7 million shares of our Common Stock upon the achievement of certain milestones and (ii) a performance fee in an amount, payable in cash or in kind, equal to forty percent (40%) of the gross trading profits achieved by us from use of the licensing trading software and strategies, up to an aggregate amount of $1.5 million. As of June 15, 2021, we issued to P3K 854,435 shares of our Common Stock resulting from the achievement of certain of the milestones in the acquisition agreement. No performance fees have been paid to P3K to date under the acquisition agreement.

Digital Asset Managed Accounts

Beginning in February 2021, our subsidiary, Harmonic, entered into Digital Asset Managed Account Agreements with certain investors in which Harmonic agreed to implement cryptocurrency trading strategies with deposited digital assets, such as Bitcoin, Ethereum, and USD Coin, on behalf of the investor. As of June 15, 2021, investors have placed approximately $8.1 million in Bitcoin, Ethereum and USD Coin with Harmonic under such agreements. Although we do not believe such services constitute a security offering, the Digital Asset Managed Accounts meet the requirements for exemption from registration under Rule 506 of Regulation D or Section 4(a)(2) of the Securities Act.

ITEM 11.          DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

General

We have developed and released our own digital asset, the Salt Token, which is an ERC-20 digital asset token issued on the Ethereum blockchain. The Salt Token is designed for use within the Platform and can be redeemed by borrowers of Salt’s loan products for certain benefits. Currently, Salt Tokens can be redeemed in connection with loans originated through the Platform for the following purposes: (i) to obtain a reduced interest rate on a loan; (ii) to repay outstanding interest on a loan; (iii) to pay loan fees, and (iv) to partially collateralize a loan. We currently recognize an equivalent value of $0.15 per Salt Token for such uses on the Platform, which represents the 60 day moving average price of Salt Tokens on the Bittrex exchange during the 60-day period prior to delisting of the Salt Tokens. In the future, we may choose to accept Salt Tokens at a variable market price if a reliable market price can be established, such as on a registered securities exchange. Salt Tokens should not be viewed as analogous to more traditional securities (i.e. capital stock, debt securities, warrants, etc.), as the Salt Tokens currently lack the traditional features of such securities. For example, the Salt Tokens do not currently convey any dividend, distribution, voting, liquidation or preemption rights to their holders, or otherwise afford holders of Salt Tokens rights similar to those normally afforded to holders of equity securities. Similarly, Salt Token holders have no property, license or other right whatsoever with respect to any software that now exists or may ever be developed by Salt.

We expect that holders of Salt Tokens will continue to be able to redeem Salt Tokens with us for the purposes described above. Although we may modify, limit, or stop such uses in the future, we do not currently have any plans to do so.

As of April 30, 2021, there are approximately 25.0 million Salt Tokens held on the Platform. We estimate that approximately 49.0 million Salt Tokens are held by third parties off Platform, but we are unable to confirm the identity of the owners or accessibility of such Salt Tokens. As of April 30, 2021, we hold 46.0 million Salt Tokens in treasury and expect this amount to increase as Salt Tokens are redeemed through the Platform. In total, 120,000,000 Salt Tokens were created.

Trading Market

Salt Tokens are not listed on, nor have been accepted to be listed on, any securities exchanges. Salt Tokens may however be traded on third party unregulated cryptocurrency exchanges or other trading platforms without our permission or consent. Such exchanges may allow holders of Salt Tokens to trade and transact in Salt Tokens without our approval. Because such trading is without our approval, we do not monitor the trading on such exchanges or otherwise make any warranty, representation, or guarantee with respect to trades conducted on such platforms. Pricing risks occur for a purchaser as the value of Salt Tokens may change based on third party exchange activity. Due to the lack of reliable third-party exchanges listing the Salt Token, we do not believe there is a reliable market price.

Since we have not registered for sale or resale of Salt Tokens as a security pursuant to the Securities Act, Salt Tokens are restricted securities, and we have no agreement with any Salt Token holder to register under the Securities Act for sale of our Salt Tokens. Therefore, Salt Tokens may only be transferred pursuant to an exemption under the Securities Act, and holders of Salt Tokens may not be able to transfer the Salt Tokens or otherwise exchange them for fiat or digital assets for the foreseeable future.

Salt Token Technical Specifications

The Salt Token is an ERC-20 token created with specifications for the Ethereum blockchain. When initially released an internal ledger was maintained by Salt to track the number of units each member owned, and those balances were systematically moved to a member address on the Ethereum blockchain. Salt Token ownership is now based on Ethereum “wallet” addresses comparable to other ERC-20 tokens. We can track ownership of Salt Tokens stored in wallets on the Platform via Know-Your-Customer procedures, however when Salt Tokens are removed from our Platform, Salt no longer has the ability to maintain knowledge of ownership.

All transactions of the Salt Token are made on the Ethereum blockchain. The Salt Token allows fractions of a token, down to 8 decimal places.

No Rights Commonly Associated with Capital Stock

Salt Tokens are not capital stock, and do not currently provide holders with any type of (i) dividend rights; (ii) equity or debt conversion; (iii) sinking fund provisions; (iv) redemption provisions; (v) voting rights; (vi) liquidation rights; or (vii) preemption rights, that are typically conferred upon the holders of capital stock or more traditional securities. Additionally, Salt Tokens holders have no right to any specific software now existing or that Salt may develop in the future.

The use of Salt Tokens are currently governed by the Salt Token Terms & Conditions. The Salt Token Term & Conditions are governed by Colorado law and contain important information relating to indemnification, limitation of liability, dispute resolution and other important matters. We reserve the right to amend the Salt Token Terms & Conditions at any time or add new terms or policies applicable to the Salt Tokens in our sole discretion. Salt Token holders will have no right to approve any such amendments or new policies. The Salt Token Terms & Conditions are attached to this Registration Statement as Exhibit 4.3.

The Salt Token Terms & Conditions were implemented to amend, restate and replace in their entirety certain policies, terms and conditions implemented by Salt in connection with its ICO, including (i) the Salt Token Membership Agreement, the last version dated as of October 2018, and the Salt Token Abstract (collectively, the “Prior Policies”). Salt elected to implement the Salt Token Terms & Conditions to correspond to the most recent developments more closely with respect to the Salt Platform and uses of the Salt Token. As neither the Prior Policies nor the Salt Token Terms & Conditions provide any material rights to Salt Token holders, Salt does not believe that promulgating the Salt Token Terms & Conditions resulted in any change significant enough to constitute the issuance of a new security under the Securities Act. For example, neither the Prior Policies nor the Salt Token Terms & Conditions contain any provisions relating to (i) dividend rights; (ii) equity or debt conversion; (iii) sinking fund provisions; (iv) redemption provisions; (v) voting rights; (vi) liquidation rights; or (vii) preemption rights, that are typically conferred upon the holders of capital stock or more traditional securities.

The Salt Token Terms & Conditions contain an arbitration provision that limits the manner in which holders of Salt Tokens can seek relief from our Company exclusively to binding arbitration, other than for disputes in small claims court, or for disputes seeking certain equitable relief for the alleged unlawful use of intellectual property, or for claims under the federal securities laws. Binding arbitration is the referral of a dispute to one or more persons charged with reviewing the dispute and making a final and binding determination to resolve it instead of having the dispute decided by a judge or jury in court, which means, other than as described herein, you waive your rights to have any and all disputes arising from or related to the Salt Token Terms & Conditions resolved in a court and that you waive your respective rights to a jury trial. You also waive your rights to resolve your dispute through any class arbitration, class action or any other type of representative proceeding, which means your dispute will be resolved solely through individual arbitration. However, none of the indemnification provisions, disclaimers, and limitations of liability contained in the Salt Token Terms & Conditions constitute waivers of any right under the federal securities laws. You are also waiving your right to select a forum of your choosing for any potential claim arising out of or relating to the Salt Token Terms & Conditions, including any claim made under the federal securities laws, that is not subject to arbitration or cannot be heard in small claims court. All such claims shall be resolved exclusively in the federal or state courts located in Denver, Colorado. All of the provisions contained in the Salt Token Terms & Conditions apply to Salt Token holders who purchased Salt Tokens in the ICO, as well as secondary purchasers.

ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our Restated Certificate of Incorporation authorizes the indemnification of our directors, officers and agents in excess of what is otherwise permitted under the Delaware General Corporation Law. To that end, we have entered into separate indemnification agreements with each of our directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our Restated Certificate of Incorporation against any and all expenses, judgments, penalties, fines and amounts paid in settlement of any lawful claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee, subject to exceptions.

Each of our directors and officers are covered by insurance policies maintained and held in effect by the Company against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act and the Exchange Act.

ITEM 13.          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Set forth below is an index to our consolidated financial statements attached to this Registration Statement.

ITEM 14.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between us and our accountant on any matter of accounting principles, practices, or financial statement disclosure.

ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS.

(a) List separately all financial statements filed

The financial statements attached to this Registration Statement are listed under “Item 13. Financial Statements and Supplementary Data.”

(b) Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description
2.1*	Membership Interest Purchase and License Agreement, dated as of January 19, 2021, by and between Salt Blockchain Inc. and P3K LLC.
3.1*	Second Amended and Restated Certificate of Incorporation of Salt Blockchain Inc.
3.2*	Amended and Restated Bylaws of Salt Blockchain Inc.
4.1*	Stockholders Agreement, dated as of October 1, 2016, by and among Salt Lending Holdings, Inc. (n/k/a Salt Blockchain Inc.), Blake Cohen, Caleb Slade, Benjamin Yablon, and Owen Enterprise, LLC.
4.1(a)*	Amendment to Stockholders Agreement, dated as of October 29, 2019, by and among Salt Blockchain Inc., Blake Cohen, Benjamin Yablon, and Owen Enterprise, LLC.
4.2*	Salt Token Terms and Conditions.
4.3*	U.S. Small Business Administration Paycheck Protection Program Note between Salt Blockchain Inc. and Alpine Bank dated April 30, 2020.
10.1*	Consulting Services Agreement, dated as of November 1, 2019, by and between Salt Blockchain Inc. and English Ventures, LLC.
10.2*	Master Services Agreement, dated as of July 27, 2020, by and between P3K LLC and Salt Platform, LLC.
10.3*	Denver Office Lease Agreement with SRI TEN DCC LLC.
10.4 *+	2016 Salt Lending Holdings, Inc. (n/k/a Salt Blockchain Inc.) Equity Incentive Plan.
10.5 *+	2019 Equity Incentive Plan.
10.6 *+	Employment Agreement, dated as of May 1, 2020, by and between Salt Blockchain Inc. and Justin English.
10.7 *+	Form of Salt Blockchain Inc. Executive Officer Employment Agreement.
10.8 *+	Form of Salt Blockchain Inc. Director Agreement.
10.9 *+	Form of Salt Blockchain Inc. Director Indemnification Agreement.
10.10 *+	Form of Non-Employee Director Compensation Plan in effect as of May 19, 2020.
10.11 *+	Form of Restricted Stock Award Agreement.
10.12 *+	Form of Incentive Stock Option Agreement.
10.13 *+	Form of Nonstatutory Stock Option Agreement.
10.14 *+	Amended and Restated Release Agreement, dated April 11, 2019, by and among Salt Lending Holdings, Inc. (n/k/a Salt Blockchain Inc.), Shawn Owen and Owen Enterprise, LLC.
10.15 *+	Confidential Separation and Release, dated February 28, 2020, by and between Salt Blockchain Inc. and Benjamin Yablon.
21.1*	List of Subsidiaries of Salt Blockchain Inc.
99.1**	Salt Blockchain Inc. Notice and Claim Form
99.2**	Membership Agreement

*	Previously filed
**	Filed herewith
+	Indicated management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Salt Blockchain Inc.

By:	/s/ Justin English
Name: Justin English
Title: Chief Executive Officer

By:	/s/ Dustin Hull
Name: Dustin Hull
Title: Chief Financial Officer

Date: June 29, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Salt Blockchain Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Salt Blockchain Inc., and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has an accumulated deficit of $53.5 million as of December 31, 2020 and has suffered recurring losses and cash outflows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that may result from the outcome of these uncertainties.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Digital Asset Activities

In forming our opinion we have considered the adequacy of the disclosures included the financial statements concerning among other things the risks and uncertainties related to the Company’s digital asset activities. The risks and rewards to be recognized by the Company associated with its digital asset activities will be dependent on many factors outside of the Company’s control. The currently unregulated and immature nature of the digital asset markets, including clearing, settlement, custody and trading mechanisms, the dependency on information technology to sustain digital asset continuity, as well as valuation and volume volatility all subject digital assets to unique risks of theft, loss, or other misappropriation. Furthermore, these factors also contribute to the significant uncertainty with respect to the future viability and value of digital assets. Our opinion is not modified with respect of this matter.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

East Hanover, NJ

May 12, 2021

SALT BLOCKCHAIN INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$5,584,758	$9,406,643
Digital assets, net	4,163,123	1,982,555
Investments	32,685,804	—
Collateral receivable	7,298,763	—
State income tax receivable	289,802	1,289,570
Payroll tax receivable	—	2,311,256
Interest receivable	32,520	49,492
Loans receivable, net	20,254,025	11,495,817
Restricted cash	900,000	900,000
Property and equipment, net of accumulated depreciation	223,288	241,249
Deferred tax asset	377,182	254,796
Other assets	735,106	619,859
Total assets	$72,544,371	$28,551,237

Liabilities and shareholders' deficit
Accounts payable and accrued expenses	$673,976	$1,049,034
Deferred rent	422,115	456,455
Notes payable	11,529,954	—
Digital assets payable	4,348,512	—
SALT Token liability	44,364,316	44,943,520
Digital asset collateral due to customer	39,547,465	—
Settlement liability	5,124,000	5,023,000
Federal tax liability	14,586,194	12,307,411
Covered call options	2,270,496	—
Other liabilities	263,668	195,600
Total liabilities	123,130,696	63,975,020

Commitments and contingencies (Note 17)

Shareholders' deficit
Common stock, $0.0001 par value; 35,000,000 shares authorized; 8,871,154 shares issued and 9,321,154 outstanding as of December 31, 2020; 8,739,622 shares issued and 9,439,622 outstanding as of December 31, 2019	887	874
Additional paid-in capital	2,920,638	2,885,270
Accumulated deficit	(53,507,850)	(38,309,927)
Total shareholders' deficit	(50,586,325)	(35,423,783)
Total liabilities and shareholders' deficit	$72,544,371	$28,551,237

The accompanying notes are an integral part of these consolidated financial statements.

SALT BLOCKCHAIN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2020	2019
Revenues
Interest income	$923,051	$1,115,568
Liquidation fees and token revenue	140,187	107,613
Total revenues	1,063,238	1,223,181

Operating expenses
Selling, general, and administrative expense	12,656,225	20,458,316
Restructuring and severance	673,959	1,817,651
Impairment of digital assets	7,755,152	488,370
Settlement expense	781,815	10,566,104
Depreciation expense	57,961	48,017
Total operating expenses	21,925,112	33,378,458
Loss from operations	(20,861,874)	(32,155,277)

Other (expense) income, net
Gain on sale of digital assets	13,326,255	16,011,308
Unrealized gain on investment	6,797,681	—
Fair value adjustment on digital assets payable	(1,488,321)	—
Fair value adjustment on repledged collateral	(11,245,770)	—
Unrealized loss on covered call options	(2,270,496)	—
Management fee	(614,872)	—
Interest expense	(332,724)	(326,857)
Other income (expense), net	1,353,070	(6,813)
Total other income, net	5,524,823	15,677,638

Net loss before income taxes	(15,337,051)	(16,477,639)
Income tax benefit	139,128	715,976
Net loss	$(15,197,923)	$(15,761,663)

The accompanying notes are an integral part of these consolidated financial statements.

SALT BLOCKCHAIN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Deficit
January 1, 2019	4,832,500	$483	$1,788,784	$(22,548,264)	$(20,758,997)
Shares issued in connection with RSA	250,000	25	(25)	—	—
Shares issued from convertible notes and accrued interest	5,355,920	536	1,157,701	—	1,158,237
Retirement of repurchased shares	(1,700,000)	(170)	—	—	(170)
Stock options exercised	1,202	—	433	—	433
Stock-based compensation	—	—	(61,623)	—	(61,623)
Net loss	—	—	—	(15,761,663)	(15,761,663)
December 31, 2019	8,739,622	874	2,885,270	(38,309,927)	(35,423,783)
Shares issued in connection with RSA	250,000	25	(25)	—	—
Retirement of repurchased shares	(157,500)	(16)	—	—	(16)
Stock options exercised	39,032	4	6,756	—	6,760
Stock-based compensation	—	—	28,637	—	28,637
Net loss	—	—	—	(15,197,923)	(15,197,923)
December 31, 2020	8,871,154	$887	$2,920,638	$(53,507,850)	$(50,586,325)

The accompanying notes are an integral part of these consolidated financial statements.

SALT BLOCKCHAIN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(15,197,923)	$(15,761,663)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	28,637	(61,623)
Gain on disposal of digital assets	(13,326,255)	(16,011,308)
Unrealized gain on investment	(6,797,681)	—
Fair value adjustment on digital assets payable	1,488,321	—
Fair value adjustment on repledged collateral	11,245,770	—
Gain on investment management	(154,560)	—
Unrealized loss on covered call options	2,270,496	—
Gain on SALT Token	(210,799)	(61,325)
Change in fair value of settlement liability	101,000	135,000
Income from sale of covered call options	(50,636)	—
Impairment of digital assets	7,755,152	488,370
Amortization of debt discount on convertible notes	—	272,858
Depreciation	57,961	48,017
Change in operating assets and liabilities:
Interest receivable	16,972	(25,704)
Loans receivable, net	(8,758,208)	(8,014,357)
Digital assets, net	3,545,095	17,928,877
Collateral receivable	(2,025,000)	—
State income tax receivable	999,768	32,223
Payroll tax receivable	2,311,256	(2,311,256)
Deferred tax asset	(122,386)	85,736
Other assets	(115,248)	368,636
Settlement liability	—	4,888,000
SALT Token liability	(368,405)	(831,111)
Federal tax liability	2,278,783	(806,399)
Other liabilities	(82,350)	(27,725)
Accounts payable and accrued expenses	(379,343)	(2,959,057)
Net cash used in operating activities	(15,489,583)	(22,623,811)

Cash flows from investing activities:
Purchases of convertible notes receivable	—	(153,884)
Sale of covered call options	201,054	—
Purchases of property and equipment	(40,000)	(131,324)
Net cash provided by (used in) investing activities	161,054	(285,208)

Cash flows from financing activities:
Proceeds from notes payable	11,499,900	—
Proceeds from exercise of stock options	6,760	433
Retirement of repurchased shares	(16)	(170)
Net cash provided by financing activities	11,506,644	263

Net change in cash and cash equivalents and restricted cash	(3,821,885)	(22,908,756)

Cash and cash equivalents and restricted cash, beginning of year	10,306,643	33,215,399

Cash and cash equivalents and restricted cash, end of year	$6,484,758	$10,306,643

The accompanying notes are an integral part of these consolidated financial statements.

SALT BLOCKCHAIN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental disclosure of cash and non-cash investing and financing activities

Cash paid for interest on notes payable	$286,507	$—
Cash paid for taxes	$628,601	$3,594,195
Non-cash collateral receivable	$5,273,763	$—
Non-cash purchase of investment trust shares	$25,888,124	$—
Non-cash repledged collateral due to customer	$39,547,465	$—
Conversion of convertible notes into common stock	$—	$1,000,000
Accrued interest converted to common stock	$—	$158,237

The accompanying notes are an integral part of these consolidated financial statements.

SALT BLOCKCHAIN INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Nature of Operations

Salt Blockchain Inc. (the “Company” and/or “Salt”) (formerly known as Salt Lending Holdings, Inc.), a Delaware corporation, was formed on September 9, 2016 in Denver, Colorado with an auxiliary office located in Mauritius. In June 2020, following the global COVID-19 pandemic, we became a remote-first company, meaning that for the vast majority of roles, our employees have the option to work remotely. Accordingly, the Company does not currently have a principal executive office. The Company provides loans that are collateralized by digital assets.

The Company wholly owns various subsidiaries, which include Salt Lending LLC, Salt Platform, LLC and Salt Technology, Ltd. In addition, in January 2021, the Company acquired Harmonic Technologies, LLC (“Harmonic”). The Company developed a proprietary software technology platform, or the Platform, that facilitates the origination and servicing of digital asset-backed loans. The loans are over-collateralized with digital assets, such as including Bitcoin, Ethereum, Litecoin, SALT, Dash, Bitcoin Cash, XRP, USD Coin, Dogecoin, PAX Gold, Paxos Standard and TrueUSD and other digital assets that we determine are acceptable collateral. Prior to accepting new digital assets as collateral, we review a number a number of factions, including, in particular, the asset’s CRC asset rating, the intended use case for the asset, the asset’s current market capitalization and trading volume, whether the asset is built on a blockchain supported by our custody providers, and any additional risks that may arise due to supporting a new digital asset. The Company generates revenue from interest income, execution fees, trading investment income and other management fees. Salt’s target markets are consumers and commercial enterprises that hold digital assets and are seeking liquidity, primarily in the United States. Salt provides term loans to these consumers and commercial enterprises through its wholly-owned subsidiaries.

Through its subsidiary Salt Lending, LLC, the Company originates U.S. dollar denominated loans through the Platform. Salt Lending offers loans to both consumer and business borrowers who own cryptocurrency and desire liquidity in U.S. Dollars without selling their cryptocurrency portfolio. Borrowers that receive loans from Salt Lending are required to transfer a specified value of cryptocurrency to Salt Lending to be held as collateral and security for the repayment of the loans.

In addition to its lending business, the Company utilizes balance sheet assets to generate return through hedging strategies, delta-neutral digital asset arbitrage trading strategies (such as perpetual arbitrage, cash and physically-settled term futures, spot, spread, and FX specialization arbitrage), and other digital asset investments. Also, under its consumer loan agreements, Salt Lending has the right to rehypothecate, repledge, and transfer collateral. Borrower collateral may also be repledged to secure transactions, including short-term loans that we maintain with third parties for capital management purposes and market neutral trading strategies to generate investment returns.

Note 2 – Going Concern

In evaluating the Company’s ability to continue as a going concern, management considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern within twelve months after the Company’s financial statements were issued. Management considered the Company’s current financial condition and liquidity sources, including current funds available and forecasted future cash flows.

The Company is subject to a number of risks similar to those of other financial services companies, including its dependence on outside sources of capital, uncertainty of generation of revenues and positive cash flow, uncertainty of future regulatory pronouncements and the related uncertainty of Salt membership token (“Salt Token”) refunds, uncertainty with the Company’s ability to maintain and grow its customer base, dependence on key individuals, and risks associated with market volatility (namely price fluctuations in the digital asset markets). The attainment of profitable operations is dependent on future events, including generating a level of revenues (by expanding the customer base resulting in greater lending revenue) adequate to support the Company’s cost structure.

The Company expects to continue to incur net losses and have significant cash outflows for at least the next twelve months. The Company has experienced net losses and significant cash outflows from cash used in operating activities for the year ended December 31, 2020. As of and for the year ended December 31, 2020, the Company had an accumulated deficit and a net loss of $53,507,850 and $15,197,923, respectively. Additionally, the Company has material contingent liabilities related to ICO purchasers under the SEC Settlement Order regarding the ICO and the claims process. The total payments related to the claims process could exceed or be less than the Salt Token Liability reported in the  Consolidated Balance Sheets. Although Salt Tokens sold (less amounts previously refunded) totaling approximately $44.4 million are potentially subject to repurchase in the claims process, the Company cannot predict with certainty the magnitude of this liability and is unable to reasonably estimate the number of valid claims that will be made, or the income received by purchasers from these Salt Tokens that would reduce the amount payable by the Company for a claim. Several factors could affect the amount of the actual liability and potentially significantly reduce it, including historical Salt Token market pricing, the amount of Salt Tokens held on the Platform, usage of Salt Tokens on the Platform, blockchain address activity analysis, payout trends during the open refund policy and review of the types and size of Salt Token purchases during the ICO. Based on the Company’s analysis of these factors, the Company believes the actual liability is likely to be significantly lower, but this analysis does not allow the Company to predict with certainty the amount that the Company will be required to pay to potential Salt Token claimants pursuant to the claims.

The Company has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations with the assets on its balance sheet and concluded that there are conditions that raise substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the date that the financial statements were issued.

To continue as a going concern, the Company will need to do some or all of the following, without limitation: obtainment of additional financing, increase revenues, and/or reduce expenses. In an effort to increase revenues, management has expanded the Company's investment and digital asset trading strategies with treasury assets, offered new services to existing borrowers, such as additional digital asset trading functionality, and developed digital asset management services for qualified individual and institutional investors. However, there is no assurance that the Company will be successful in obtaining funding or generating revenues sufficient to fund operations.

These consolidated financial statements have been prepared with the assumption that the Company will continue as a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recover ability and classification of assets or the amounts and classification of liabilities that may result from the inability of the Company to continue as a going concern.

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America as determined by the Financial Accounting Standards Board (the "FASB") within its Accounting Standards Codification (“ASC”) and under the rules and regulations of the United States Securities and Exchange Commission (“SEC”). The following represents the more significant of those policies and practices.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly and majority owned domestic and foreign subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain items have been reclassified to conform to the current period presentation.

Emerging Growth Company

Salt is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company intends to take advantage of the benefits of this extended transition period.

Use of Estimates

The most significant accounting estimates inherent in the preparation of the Company's financial statements includes the fair values of repledged borrowers’ digital asset collateral, intangible asset impairment, discount for lack of marketability on certain investments, valuation on digital asset derivative options, allowance for loan loss reserve, settlement liability, stock-based compensation, common stock valuation, cash flow assumptions regarding going concern considerations, and deferred tax valuation allowance. Actual results could differ from those estimates.

Fair Value Measurement

The Company’s financial instruments include cash and cash equivalents, accounts payable, debt securities, and short-term debt. The fair values of cash and cash equivalents, collateral receivable, and accounts payable approximate their stated amounts because of the short maturity of these financial instruments.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy under ASC 820 are described below:

•

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The following table presents the fair value hierarchy for those assets and liabilities the Company measured at fair value on a recurring basis:

	December 31, 2020
	Fair Value Measurements
	Level 1	Level 2	Level 3
Assets
Equity securities:
Investments	$—	$32,685,804	$—
Total assets	$—	$32,685,804	$—

Liabilities
Derivatives:
Covered call options	$—	$—	$2,270,496
Total derivatives	—	—	2,270,496

Other:
Digital assets payable	—	4,348,512	—
Collateral due to customer	—	39,547,465	—
Settlement liability	—	—	5,124,000
Total liabilities	$—	$43,895,977	$7,394,496

	December 31, 2019
	Fair Value Measurements
	Level 1	Level 2	Level 3
Liabilities
Other:
Settlement liability	$—	$—	$5,023,000
Total liabilities	$—	$—	$5,023,000

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, plus accrued interest, which approximate fair value. Cash equivalents are held for meeting short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations.

The Federal Deposit Insurance Corporation (“FDIC”) insures accounts up to $250,000 per federally insured institution. At times, the Company maintains cash and cash equivalents in excess of FDIC limitations.

Restricted Cash

The Company deposited $900,000 as restricted cash held with a financial institution as required by the Company’s operating lease agreement (see Note 17 – Commitments and Contingencies).

Derivatives

As part of its trading activities, the Company enters into derivative contracts. Derivatives are instruments that derive their value from changes in an underlying reference outside the control of the Company (which can be foreign exchange rates or the price of a digital asset).

The most frequently used derivatives by the Company are Bitcoin swaps (“BTC swaps”), digital asset options, and covered call options:

●

BTC swaps – a Bitcoin swap is an exchange traded contract which represents a legal agreement to either buy or sell a Bitcoin at a predetermined price at some time in the future. Depending on contract specifications, swaps can be settled either in Bitcoin, a stablecoin (such as USDC or USDT) or cash. No BTC swaps were outstanding as of December 31, 2020 or 2019.

●

Digital asset options – a digital asset option is an OTC traded contract, which gives the holder the right, but not the obligation, to either buy or sell a referenced digital asset at a predetermined price at a specified time in the future. Options can be settled in either cash, stable coin or by physical delivery. No digital asset options were outstanding as of December 31, 2020 or 2019.

●

Covered call options – periodically, the Company will sell options on digital assets that it owns (referred to as "covered call options"). These option transactions are designed primarily to provide additional income on a portion of the digital assets. The Company uses covered call options for trading purposes. These options do not qualify as accounting hedges pursuant to ASC 815, Derivatives and Hedging ("ASC 815"), and, accordingly, the covered call options are carried at fair value and any unrealized gains (losses) are recognized in Unrealized loss on covered call options on the Consolidated Statements of Operations. Covered call options sold by the Company were the only derivative contracts outstanding as of December 31, 2020 (see Note 9 – Derivatives). No covered call options were outstanding as of December 31, 2019.

Investments

The Company holds investments through shares of the Grayscale Bitcoin Trust ("GBTC") and Grayscale Ethereum Trust ("ETHE"). The Company uses both treasury assets and customer collateral to purchase the shares. Shares of GBTC and ETHE have a six month lock-up period before investors can sell the shares. In accordance with ASC 820, the Company records the shares at fair value based on the share price per the over-the-counter stock market, less the discount for lack of marketability due to the lock-up period. At December 31, 2020, the discount rate ranged from 11% - 19%. Due to the discount adjustment to fair value, the shares are in Level 2 of the valuation hierarchy during the lock-up period. Unrealized gains on GBTC and ETHE are included in unrealized gain on investments on the Consolidated Statements of Operations.

Borrower Collateral and Custody Assets

The Company is a loan originator and services loans to borrowers. The Company requires loans to have certain collateral levels at origination and throughout the term of the loan. The loan agreement with the borrower specifies that the borrower grants the Company, as lender, a first priority security interest in the collateral associated with the loan. Borrowers deposit the collateral into designated custody wallet addresses that are under the control of the Company and held in custody for the benefit of the borrower. While the Company maintains control of the collateral, ownership of the collateral is not transferred to the Company, thus ownership remains with the borrower. The Company is not the primary beneficiary of these collateral and custody assets and as such they are not included in the consolidated financial statements of the Company.

The Company also enters into transactions whereby it transfers financial assets, including repledging borrower's collateral, to third parties. The Company evaluates transferred assets pursuant to ASC 860, Transfers of Financial Assets, ("ASC 860") which requires that a determination be made as to whether a transferor has surrendered control over transferred financial assets. That determination must consider the transferor's continuing involvement in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. When a transfer of financial assets does not qualify as a sale, ASC 860 requires the transfer to be accounted for as a secured borrowing with a pledge of collateral. The Company records the secured borrowing with a pledge of collateral at fair value within digital asset collateral due to customers on the Consolidated Balance Sheet. The repledged collateral is remeasured at period end, with the change in fair value captured in the fair value adjustment on repledged collateral within the Consolidated Statements of Operations. ASC 860 is a standard that requires the Company to exercise significant judgment in determining whether a transaction should be recorded as a "sale" or a "financing."

Digital Assets Payable

From time-to-time the Company engages in borrowing arrangements as the borrower with third-party lenders. In December 2020, the Company borrowed 150 Bitcoin from a lender and posted cash collateral. The Company records the borrowed BTC as a liability, at fair value, within digital assets payable on the Consolidated Balance Sheets and records changes in fair value at period end as a fair value adjustment on digital assets payable on the Consolidated Statements of Operations.

Long-Lived Assets and Finite-Lived Intangible Assets

Long-lived assets, other than goodwill and other indefinite-lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets. Finite-lived intangible assets primarily consist of patents. For long-lived assets used in operations, impairment losses are only recorded if the asset’s carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. The Company measures the impairment loss based on the difference between the carrying amount and the estimated fair value. When it is determined an impairment exists, the related assets are written down to the assessed fair value.

There is currently no authoritative literature under GAAP that specifically addresses the accounting for digital asset holdings, including digital assets like Bitcoin and Ethereum. The Company has determined that digital assets should be classified as intangible assets with indefinite useful lives. Digital assets are held at cost, less impairment. The Company assesses for indicators of impairment on a monthly basis. In order to determine if the digital assets are subject to impairment each month the Company first identifies the impairment price. First, the Company reviews the trades for the month and identifies the lowest priced buy and the lowest priced sale. The Company then obtains the digital asset closing rate (midnight UTC) on the last day of the month from each digital assets principal market or exchange. Management then compares the closing rate, the lowest priced buy and lowest priced sell and selects the lowest price of the three as the impairment price for the month. The impairment price is then compared to the cost basis per unit remaining for digital assets at month end. If the cost basis per unit is greater than the impairment price for the month, the cost lot for the digital asset is impaired based on the impairment price. However, if the cost per unit of the remaining lots is equal to or less than the impairment price, the cost lot is not impaired for the month. Impairment expense is then recorded on a monthly basis and shown on the Consolidated Statements of Operations.

The Company recorded impairment charges of $7,755,152 and $488,370, in regard to indefinite-lived intangible assets for the years ended December 31, 2020 and 2019, respectively. When the Company sells digital assets, the Company uses the First-In-First-Out (“FIFO”) method to record a gain or loss as appropriate.

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are reported at cost and depreciated over the lesser of the life of the lease or service lives of the improvements using the straight-line method. Renovations and improvements that add utility or significantly extend the useful life of assets are capitalized. Repair and maintenance costs are expensed as incurred.

Salt Tokens

Starting in June 2017, we issued Salt Tokens that enable token holders to receive discounts on loan products and for use as a platform currency within the Platform. A total fixed supply of 120,000,000 Salt Tokens exists. The Salt Token is an Ethereum-based ERC-20 digital asset token and is designed for use within the Platform.

From June 2017 through December 2017, the Company offered and sold Salt Tokens in an initial coin offering (the “ICO”). During 2017, the Company sold 57.2 million Salt Tokens to purchasers in exchange for $47.1 million in digital assets and cash. We issued an additional 17.0 million Salt Tokens during the year ended December 31, 2017, for other purposes, including as repayment to convertible note holders and compensation to founders, employees, and consultants. After the ICO, the Company continued to sell Salt Tokens through August 2019. In 2018 and 2019, the Company sold an additional 1.5 million Salt Tokens for approximately $1.1 million and 1.6 million Salt Tokens for approximately $0.2 million, respectively. Since August 2019, we have not sold any additional Salt Tokens. Until September 2020, the Company also accepted refunds of Salt Tokens purchased directly from the Company. From 2017 to 2020, the Company issued refunds of approximately 2.9 million Salt Tokens for approximately $3.8 million.

The total amount received in the ICO from the Potential Salt Token Claimants was approximately $47.1 million, which, upon receipt, was initially recorded as a Salt Token liability in the accompanying consolidated balance sheets. The total payments related to the claims process could exceed the Salt Token liability reported in our consolidated balance sheets, however, a reasonable estimate of the possible losses or range of possible losses cannot be made at this time. The Company believes that the maximum amount payable is the amount received in the ICO less amounts previously refunded (totaling approximately $44.4 million) plus interest.

In 2017, when initially sold, Salt Tokens were required to purchase access to membership tiers and to access the Platform. Since August 2018, the Salt Token is not required for use of the Platform. Since 2019, borrowers could redeem Salt Tokens on the Platform during the term of a loan in exchange for a reduced interest rate. Currently, Salt Tokens can be redeemed in connection with loans originated through the Platform for the following purposes: (i) to obtain a reduced interest rate on a loan; (ii) to repay outstanding interest on a loan; (iii) to pay loan fees; and (iv) as partial collateral for a loan. We may in the future consider and offer new features or other uses for the Salt Token on the Platform.

As of April 30, 2021, there are approximately 25.0 million Salt Tokens held on the Platform by users, including 1.6 million Salt Tokens held as collateral for active loans. As of April 30, 2021, we estimate that approximately 49.0 million Salt Tokens are held by third-parties off Platform, but we are unable to confirm the identity of the owners or accessibility of such Salt Tokens. As of April 30, 2021, we hold 46.0 million Salt Tokens in treasury and expect this amount to increase as Salt Tokens are redeemed through the Platform. We have the ability to permanently retire and terminate Salt Tokens held in treasury, which would reduce the maximum amount of tokens available and could impact the price of outstanding Salt Tokens.

The issuance of the Salt Tokens in the ICO was not registered and did not qualify for a valid exemption under the Securities Act of 1933, as amended (the “Securities Act”). The Division of Enforcement at the SEC concluded that the ICO was an issuance of “securities” under the Securities Act and initiated cease-and-desist proceedings against us under Section 8A of the Securities Act because we failed to register the ICO or qualify for a valid exemption under the Securities Act. We submitted an offer of settlement that the SEC accepted into an order (the “SEC Settlement Order”) on September 30, 2020. The SEC Settlement Order recognized that we violated Section 5(a) of the Securities Act and requires that we undertake, among other things, the following:

●	Issue a press release within 14 days of the SEC Settlement Order;

●	File a Form 10 to register the Salt Tokens as a class of securities within 120 days of the SEC Settlement Order, which deadline was subsequently extended by 105 days;

●

Distribute and post on our website a refund claim form no later than 60 calendar days after the date of the filing of this Form 10, or on the date seven days after this Form 10 becomes effective (the “Effective Date”), whichever is sooner (the “Claim Form Distribution Date”). The claim form must inform all persons and entities that purchased Salt Tokens from us of their potential claims under Section 12(a) of the Securities Act upon the tender of such Salt Tokens to us, including the right to sue to recover the consideration paid for the Salt Tokens with interest on that amount, less any amount of income received from the sale of such Salt Tokens, or for damages if the purchaser no longer owns the Salt Tokens. The claim form must further inform purchasers that they may submit the written claim form to us prior to the Claim Form Deadline. The “Claim Form Deadline” is the earlier of three months from date that the Division of Corporation Finance notifies us that the Division’s review of the Form 10 has been concluded or six months from the Effective Date of this Form 10;

●	Commencing 30 days after the Claim Form Deadline, provide monthly reports to the SEC of the claims received and the claims paid;

●	Submit to the SEC a final report of our handling of all claims received within seven months from the Effective Date of this Form 10;

●

Maintain timely filing of all reports required by Section 13(a) of the Exchange Act for at least until the later of (i) the Claims Form Deadline, (ii) such time as Salt has filed all reports required for the fiscal year in which this Form 10 became effective, and (iii) such time as Salt is eligible to terminate its registration pursuant to Rule 12g-4 under the Exchange Act;

●

Pay the amounts due under Section 12(a) of the Securities Act to each purchaser using the claim form within three months of the Claim Form Deadline that we deem to be due and adequately substantiated. We may require that a claimant submit additional documentation supporting that the claimant is entitled to receive payment under Section 12(a) of the Securities Act. Upon receiving such a request, a claimant will have 30 days to provide the requested documentation in writing to the address provided by us. For any claims not paid, we will provide the claimant with a written explanation of the reason for non-payment.; and

●	Pay a civil penalty of $250,000 to the SEC.

The Company accounts for the SALT Tokens pursuant to ASC 610, Other Income. Under ASC 610-20, the Company determined that purchasers of SALT Tokens were primarily unrelated third-party purchasers and that the Company did not have a controlling financial interest in the counterparties who purchases SALT Tokens, there was an enforceable contract, there was a single identifiable nonfinancial asset being the SALT Tokens, and control transfers in accordance with ASC 606-10-55-22 through 25 as a sale with a right of return; due to the fact that purchasers of SALT Token have the option to put their SALT Tokens back to the Company.

The SALT Token Liability on the Consolidated Balance Sheets represents the aforementioned right of return (put feature) held at maximum redemption value for the associated SALT Tokens, which represents the entity’s obligation to repurchase the SALT Units at the customer’s request.

Allowance for Loan Loss

ASC 310, Receivables (“ASC 310”) and ASC 450-20, Contingencies – Loss Contingencies (“ASC 450”) address evaluating loan losses and impairments in loan portfolios. A company should recognize an allowance for loan loss when it is probable that the company will be unable to collect all amounts due, including both the contractual interest and principal payments under the loan agreement. Based on current information and events, if it is probable that a loan loss has been or will be incurred and the amount of the loss can be reasonably estimated, a loan loss should be recorded.

The process for determining the amount of the allowance requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. Changes in economic conditions affecting borrowers, revisions to accounting rules and related guidance, new qualitative or quantitative information about existing loans, identification of additional problem loans, changes in the size or composition of our finance receivables and loan portfolio, changes to our loss estimation techniques including consideration of forecasted economic assumptions, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses.

Interest Income

The Company provides U.S. Dollar loans collateralized by digital assets to a broad range of customers and generates revenue from interest income earned on loans. Revenue derived from interest income on loans is outside the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”) and is recognized ratably over the life of the loan. The applicable interest rates for loans will vary based on several factors including the originating loan-to-value ratio, the consumer or business status of the borrower, loan duration and jurisdiction. There are no origination or prepayment fees. Liquidation fees or stabilization fees may apply in the case of a collateral sale and are recognized at the time the liquidation or stabilization occurs.

Stock-based Compensation

Restricted stock awards

The Company accounts for stock-based compensation to employees and non-employees in conformity with the provisions of ASC 718, Stock Based Compensation. Restricted stock awards issued to the Company’s founders and executives during the years ended December 31, 2020 and 2019 are valued on the original grant date at the fair value and recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term. The Company accounts for forfeitures as they occur.

Stock options

The Company uses the Black-Scholes option-pricing model (the “Black-Scholes model”) as the method for determining the estimated fair value of stock options on the date of grant. Share-based compensation cost is measured at grant date, based on the estimated fair value of the award using the Black-Scholes model for options with service or performance-based conditions. Stock-based compensation is recognized as expense over the employee’s requisite service period. We account for forfeitures as they occur.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"), which requires the Company to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates. Under this accounting standard, the effect on deferred incomes taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

ASC 740-10, Accounting for Uncertainty in Income Taxes, defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that tax position. The second step is to measure a tax position that meets the more likely than not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more likely than not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Based on an analysis of tax positions taken for all open tax reporting years, the Company has recorded a liability in the amount of $14,711,816 and $13,628,645 as of December 31, 2020 and 2019, respectively, related to uncertainty regarding a tax holiday application filed with respect to its Mauritius subsidiary. The Company will continue to monitor the application process in this jurisdiction and adjust this liability accordingly.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities, as well as Mauritius, through its wholly owned Mauritius subsidiary. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. No such interest and penalties have been accrued as of December 31, 2020 or 2019. U.S. federal, state and local income tax returns prior to 2017 are not subject to examination by applicable tax authorities.

Advertising

Advertising costs are expensed as incurred and included in selling, general and administrative expenses and amounted to $392,527 and $237,211 for the years ended December 31, 2020 and 2019, respectively.

Recently Issued Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company's financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company's consolidated financial statements properly reflect the change.

In February 2016, the FASB issued its final standard on lease accounting, ASU 2016-02, Leases (ASC 842), which superseded ASC 840, Leases, which was further modified in ASU 2018-10, Codification Improvements to ASC 842, Leases, ASU 2018-11, Leases (ASC 842) Targeted Improvements and ASU 2019-01, Leases (ASC 842) Codification Improvements to clarify the implementation guidance. The new pronouncement requires the recognition on the balance sheet of right-of-use assets and lease liabilities for all long-term leases, including operating leases, on the balance sheet. The pronouncement requires that lease arrangements longer than 12 months result in an entity classifying leases as finance or operating leases. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, ASU 2016-02 will require both types of leases to be recognized on the balance sheet. ASU 2016-02 also requires disclosures about the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. In November 2019, the FASB issued ASU 2019-10 which extends the effective date of ASU 2016-02 to fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021 for Emerging Growth Companies. The Company is currently in the process of assessing the impact of this new standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments, that changes the impairment model for most financial assets and certain other instruments. For receivables, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. In addition, an entity will have to disclose significantly more information about allowances and credit quality indicators. The new standard is effective for the Company for fiscal years beginning after December 15, 2022 for Emerging Growth Companies. The Company is currently in the process of assessing the impact of this new standard on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles, Goodwill and Other (ASC 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”), which requires implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customer in a software licensing arrangement under the internal-use software guidance in ASC 350-40. The implementation of this new standard applies to annual reporting periods beginning after December 15, 2020 and interim periods with fiscal years beginning after December 15, 2021 for Emerging Growth Companies. Early adoption is permitted. The Company has determined that adopting the new standard for its 2021 fiscal year and subsequent periods will not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (ASC 740): Simplifying the Accounting for Income Taxes, which is part of the FASB’s initiative to reduce complexity in accounting standards. The proposed ASU eliminates certain exceptions to the general principles of ASC 740, Income Taxes, and simplifies income tax accounting in several areas. The implementation of this new standard applies to annual reporting periods beginning after December 15, 2021 and interim periods with fiscal years beginning after December 15, 2022 for Emerging Growth Companies. Early adoption is permitted. The Company is currently in the process of assessing the impact of this new standard on its consolidated financial statements.

Note 4 – Collateralized Loans Receivable and Allowance for Loan Losses

In the ordinary course of business, the Company enters facilities to borrow digital assets and US dollars in order to lend to counterparties, thus earning a return through the spread between its borrowing and lending rates. The Company also lends digital assets and US dollars held in its own accounts.

Loans are collateralized by digital assets, including Bitcoin, Ethereum, Litecoin, SALT, Dash, Bitcoin Cash, XRP, USD Coin, Dogecoin, PAX Gold, Paxos Standard and TrueUSD. Borrowers make monthly loan payments of interest, or principal and interest. The interest rate is set by the Company and is impacted by loan terms and amounts. Once a loan application is approved, a loan is created when a borrower sends collateral to the Company’s cold storage collateral wallet (the “Salt Custody Wallet”) and funds are disbursed to the borrower’s bank account or stablecoin to the borrower’s whitelisted digital asset wallet address. During the term of the loan, the Company may repledge borrower’s collateral and move it out of the Salt Custody Wallet. Total borrower collateral repledged of $39,547,465 and $0 is presented at fair value on the Consolidated Balance Sheets as of December 31, 2020 and 2019, respectively. An event of default on these loans occurs when a predetermined Loan to Value ratio (“LTV”) is breached. Once the default reaches the triggering threshold of 90.91% a balance of the collateral is liquidated to reestablish the original over-collateralization level per the loan agreement. As of September 30, 2020, the Company switched from a liquidation model to a stabilization model. Liquidation fees and stabilization fees range from 0.00% to 5.00% when a loan reaches an LTV of 90.91%, and the borrower’s volatile collateral is sold for stablecoin to stabilize the collateral value and mitigate against further market down turns. For the year ended December 31, 2020, the Company did not receive any stabilization fees. Borrowers have the option to either liquidate their stablecoin to satisfy the outstanding loan obligation or repurchase digital asset collateral using the stablecoin if the value of the digital asset collateral returns to sufficient levels to meet collateral requirements for the loan obligation. In the event a borrower is delinquent on a monthly payment, the Company has the ability to liquidate a portion of the collateral to satisfy the missed payment.

The Company does not recognize its digital asset-backed loans extended as sale transactions as defined by ASC 860. Upon the maturity of a digital asset-backed loan, the Company expects to receive back the borrowed amount it originally extended as a loan and the Company will return the borrower’s collateral. In addition, the Borrower can generally prepay the loan(s) at any time by providing three business day notice. Borrowers are required to post collateral in select digital assets.

During the years ending December 31, 2020 and 2019, the Company’s primary source of revenue from fees was derived from liquidation fees. Liquidation fees varied from 0.00% to 5.00% and are charged to borrowers when an LTV of 90.91% is breached and the Company facilitates an immediate liquidation of borrowers’ collateral to cure the LTV breach. As a result of events of default, we liquidated client collateral and collected total liquidation fees of $137,980 and $106,566 are presented on the Consolidated Statements of Operations for the years ended December 31, 2020 and 2019, respectively.

There were no material unpaid principal balances that had an LTV over 90.91% as of December 31, 2020. There were no unpaid principal balances which had an LTV over 90.91% as of December 31, 2019.

The Company values its collateralized outstanding loans at par, shown at principal values. Interest receivable on loans in the amount of $32,520 and $49,492 is presented on the Consolidated Balance Sheets as of December 31, 2020 and 2019, respectively. Loans are secured by digital assets, and represent the collateral for loans. The Company originates loans at various LTVs to over-collateralize the loan and protect the lender. A margin call notice is triggered when an LTV of 83.33% is breached and notifies the borrower to post additional collateral or make a payment to cure the margin call to an LTV of 70.00% within 48 hours of notice. An immediate liquidation of collateral is triggered when an LTV of 90.91% is breached. When the established trigger described above is breached, the Company will facilitate a liquidation of collateral to cure the loan to the LTV level as described in the master loan agreement with the appropriate cash proceeds immediately remitted to the Company. The Company has the option to act as the buyer of digital assets during a liquidation and purchase the borrower’s collateral at fair value and satisfy the loan obligation. A summary of loans receivable by expected future cash flows is presented below:

	Principal Payments for the Years Ended December 31,
Receipt of Payments	2020	2019
0 to 12 months	$15,271,554	$3,598,123
12 to 24 months	1,982,471	2,849,947
24 to 36 months	3,000,000	5,047,747
Total	$20,254,025	$11,495,817

LTV ratios range from 1.81% to 73.80% and 10.13% to 84.66% as of December 31, 2020 and 2019, respectively.

At December 31, 2020 and 2019, the Company had collateral on hand of $60,226,452 and $24,589,222, respectively, to cover the loan receivable balances as of each year end. As of December 31, 2020, a portion of the collateral balance was repledged, resulting in a corresponding liability of $39,547,465, which is included in the digital asset collateral due to customer on the Consolidated Balance Sheet.

A summary of total collateral held by digital asset type is presented below:

Collateral Type	12/31/2020	12/31/2019
BTC	$46,062,070	$20,315,990
ETH	10,040,956	1,203,010
SALT	1,285,556	1,663,134
LTC	985,747	850,250
DASH	590,487	344,286
BCH	508,179	45,462
XRP	444,691	60,971
Other	308,766	106,119
Total	$60,226,452	$24,589,222

A summary of total collateral held by loan type is presented below:

Loan Type	12/31/2020	12/31/2019
Consumer	$41,378,056	$14,421,937
Business	18,848,396	10,167,285
Total	$60,226,452	$24,589,222

A summary of collateral repledged is presented below:

Activity	Collateral Type	12/31/2020	12/31/2019
Repledged for investing	BTC	$26,091,072	$—
Repledged for investing	ETH	1,106,909	—
Repledged for financing	BTC	12,349,484	—
Total		$39,547,465	$—

Allowance for Loan Losses

An allowance for loan losses is established with respect to loans held for investment through periodic charges to the provision for loan losses. Loan losses are charged against the allowance for loan losses when management might believe that the future collection of principal is unlikely. To date, the Company does not have any experience with losses on the portfolio and therefore has not recorded an allowance for loan losses in the periods presented.

Management classifies the pools of loans into small, risk categories based on their original LTV and continues to monitor the current LTV on a recurring basis. The allowance is subjective as it requires material estimates, including such factors as historical trends. Other qualitative factors considered may include items such as uncertainties in the digital asset market, changes in the composition of our lending portfolio, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Although the Company has not experienced any losses on the portfolio to date, any combination of the previously described factors may affect our loan portfolio resulting in potential loan losses and could require an allowance for loan loss, which could impact future periods.

Based on the Company's review of historical data, Management has been able to liquidate collateral and recover principal, interest, and a liquidation fee and have not incurred any losses on the outstanding loans of the portfolio. The Company also over collateralizes its loans with digital assets, which allows the Company to liquidate the principal owed and limits market volatility in the event of a liquidation. As of December 31, 2020 and 2019, the Company had no loans in default. As a result, the Company has determined that no allowance for loan loss is necessary as of December 31, 2020 and 2019, respectively.

Note 5 – Digital Assets, net

The following table summarizes the Company’s digital asset holdings as of December 31, 2020:

	December 31, 2020
	Estimated Useful Life	Gross Carrying Amount	Impairment	Reserve	Net Carrying Amount
Digital asset holdings	Indefinite	$5,275,698	$(1,079,933)	$(32,642)	$4,163,123

The following table summarizes the Company’s digital asset holdings as of December 31, 2019:

	December 31, 2019
	Estimated Useful Life	Gross Carrying Amount	Impairment	Reserve	Net Carrying Amount
Digital asset holdings	Indefinite	$2,439,076	$(423,879)	$(32,642)	$1,982,555

Changes in digital asset holdings for the years ending December 31, 2020 and 2019, were as follows:

December 31, 2018	$4,388,495
Acquisitions	8,109,215
Disposals	(10,026,785)
Impairment	(488,370)
December 31, 2019	1,982,555
Acquisitions	60,073,526
Disposals	(50,137,806)
Impairment	(7,755,152)
December 31, 2020	$4,163,123

Note 6 – Property and Equipment

Property and equipment consist of the following:

				December 31,
	Useful Life (years)			2020	2019
Leasehold improvements	5	-	6	$154,213	$154,213
Furniture and equipment	4	-	20	91,067	91,067
Software		3		83,313	43,313
Computers and equipment		4		8,009	8,009
Less: accumulated depreciation				(113,314)	(55,353)
Total property and equipment, net				$223,288	$241,249

The Company recorded depreciation expense for the years ended December 31, 2020 and 2019 of $57,961 and $48,017, respectively.

Note 7 – Investment Management Agreement and Separately Managed Account

In April 2020, the Company entered into an investment management agreement (“IMA”) with Harmonic Technologies LLC (“Harmonic”), formerly a subsidiary of P3K LLC. A member of our Board, Joseph Perry, is a founder and the managing member of P3K LLC and was the manager of Harmonic at such time. The Company deposited both cash and treasury digital assets into accounts accessible by Harmonic as the investment manager. Additionally, in September 2020, the Company opened a Separately Managed Account (“SMA”) with Harmonic as the investment manager. The SMA is funded with repledged customer collateral. The purpose of both accounts is to earn gains on the assets through various trading strategies including spot trades, BTC swaps, digital asset options, and covered call options. The Company is required to pay a monthly incentive allocation fee equal to 25% of the net profits on the assets invested in both the IMA and SMA. The Company records realized gains and losses when Harmonic sells assets on the Company’s behalf. For the year ended December 31, 2020, the Company incurred $614,872 of expense related to the incentive allocation fee presented in management fee on the Consolidated Statements of Operations. As of December 31, 2020, the Company accrued incentive allocation fees totaling $323,295, which is presented as a component of accounts payable and accrued expenses on the Consolidated Balance Sheet.

Note 8 – Investments

During the year ended December 31, 2020, the Company began purchasing shares of the Grayscale Bitcoin Trust ("GBTC") and Grayscale Ethereum Trust ("ETHE"). The Company uses both treasury assets and customer collateral to purchase the shares. Shares of GBTC and ETHE have a six month lock-up period (ending between May 15, 2021 and June 24, 2021) before investors can sell the shares. In accordance with ASC 820, the Company records the shares at fair value based on the share price per the over-the-counter stock market, less the discount for lack of marketability due to the lock-up period. At December 31, 2020, the discount rate ranged from 11% - 19%. Due to the discount adjustment to fair value, the shares are in Level 2 of the valuation hierarchy during the lock-up period. The balance in GBTC and ETHE at December 31, 2020 was $30,861,387 and $1,824,417, respectively. Unrealized gains on GBTC and ETHE of $6,235,054 and $562,627, respectively, are included in unrealized gain on investments on the Consolidated Statements of Operations.

Note 9 – Derivatives

For the year ended December 31, 2020, the Company recognized $50,636 of income related to the sale of covered call options. The Company also recorded an unrealized loss on covered call options contract of $2,270,496 based on the change in fair value of open covered call option positions.

The breakdown of the Company's derivatives portfolio, including their respective maturity, as of December 31, 2020 is as follows:

	December 31, 2020
Type of Derivative	Notional Amount	Fair Value
Covered call options	$3,585,500	$(2,270,496)
	$3,585,500	$(2,270,496)

	December 31, 2020
	Term to Maturity
Type of Derivative	Within 1 year	1 through 5 years	Over 5 years
Covered call options	$2,270,496	$—	$—
	$2,270,496	$—	$—

The covered call options are deemed to be Level 3 liabilities as one or more of the inputs are unobservable and significant to their fair value measurement. The exercise price of the options outstanding as of December 31, 2020 is $17,750. The fair value of the covered call options represents the change in the intrinsic value of the outstanding options utilizing the price of Bitcoin at December 31, 2020. The volatility of the underlying digital asset is a driving factor in the fair value. An increase in volatility generally increases the value of the option, while a decrease will generally decrease its value.

The changes in covered call options (Level 3 financial instruments) measured at fair value on a recurring basis for the year ended December 31, 2020 were as follows:

Balance at December 31, 2019	$—
Fair value adjustment	2,270,496
Balance at December 31, 2020	$2,270,496

Note 10 - Collateral Receivable

Digital Asset Collateral Receivable

In June 2020, the Company began repledging customer collateral by entering into short-term loans with a counterparty. In accordance with ASC 860, upon repledging, the Company recognizes an asset for the receivable from the counterparty (within collateral receivable on the balance sheet) and a liability for the collateral due to customer. The receivable is recorded at cost and the liability is marked-to-market on a quarterly basis. During the year ended December 31, 2020, a fair value adjustment loss of $11,245,770 was recorded. As of December 31, 2020 the balance of the digital asset collateral receivable was $5,273,763.

Cash Collateral Receivable

In December 2020, the Company began to borrow and lend digital assets with a counterparty. When assets are borrowed from the counterparty, cash is provided to the counterparty as collateral. Upon distribution of cash collateral, the Company records an asset for the cash collateral receivable from the counterparty (within collateral receivable on the balance sheet). As of December 31, 2020, the balance of the cash collateral receivable was $2,025,000.

Note 11 – Notes Payable

Paycheck Protection Program Note Payable

In May 2020, the Company entered into a Paycheck Protection Program Term Note (the “PPP Loan Payable”) with Alpine Bank in the amount of $1,199,900. The PPP Loan Payable was issued to the Company pursuant to the Coronavirus, Aid, Relief, and Economic Security Act’s (the “CARES Act”) (P.L. 116-136) Paycheck Protection Program (the “Program”). Under the Program, all or a portion of the PPP Loan Payable may be forgiven in accordance with the Program requirements. As of December 31, 2020, the outstanding balance on the PPP Loan Payable was $1,199,900, which is presented in Notes Payable on the Consolidated Balance Sheets. The Company has applied for forgiveness for the entire outstanding balance of the PPP Loan Payable.

Digital Asset Note Payable

On June 25, 2020, the Company entered into a fixed term loan of digital assets (“Fixed Term Loan of Virtual Currency”) with a counterparty. The Company borrowed 5,000,000 USDC with interest at a rate of 5.50%. On July 24, 2020, the Company entered into an additional 3,500,000 USDC loan with the counterparty. The original maturity date of the loan was April 23, 2021. On April 23, 2021, the maturity date was extended through May 28, 2021 and the interest rate was increased to 6%. Interest is accrued daily and is calculated on a 360-day basis. As of December 31, 2020, the outstanding balance on the loans was $8,500,000, which is presented in Notes Payable on the Consolidated Balance Sheet. For the year ended December 31, 2020, the Company recorded interest expense of $202,604, which is included as a component of interest expense on the Consolidated Statements of Operations. As of December 31, 2020, accrued interest was $0 on the Consolidated Balance Sheet. Starting in February 2021, the Company entered into open term loans for an additional 8,500,000 USDC as of April 30, 2021, with interest at a rate of 9%.

Participation Agreement Note Payable

On July 22, 2020, the Company entered into a Participation Agreement with a counterparty to sell participation interests in certain loans with the Company’s customers. The Company receives consideration from the counterparty in the amount of the percentage of participation interest of each loan. The terms in the agreement do not meet the criteria to qualify as a sale under ASC 860. Accordingly, the loans are not removed from the Company's balance sheet. The cash received from the counterparty in exchange for the participation interest is recorded as a liability. The counterparty is entitled to receive payment from the Company on the loan payable when payment is received from the customer. The Company is also required to pay a participation fee to the counterparty. The participation fee is a certain percentage of the purchase price of the participated underlying, as agreed upon by both parties. As of December 31, 2020, the principal balance and accrued interest of the participation agreement liability was $1,800,000 and $30,054, respectively, and is presented in Notes Payable on the Consolidated Balance Sheet. The interest rate was 9.00%, is accrued daily and is calculated on a 360-day basis. For the year ended December 31, 2020, the Company recorded interest expense of $113,957, which is included as a component of interest expense on the Consolidated Statements of Operations. The loan had an initial maturity date of January 22, 2021. On January 22, 2021, the note amount was increased $1,200,000 to $3,000,000, the maturity date was extended through April 22, 2021 and the interest rate was increased to 9.25%. On April 22, 2021, the note amount was decreased $300,000 to $2,700,000, the maturity date was extended through July 22, 2021 and the interest rate was decreased to 9.00%.

Note 12 – Convertible Notes

The outstanding Convertible Notes Payable are as follows:

	December 31,
	2020	2019
6.00% Convertible notes, maturing October 20, 2019	$—	$1,000,000
Less: Discount on Salt token	—	(614,000)
Add: Accumulated amortization on Salt token discount	—	614,000
Conversion to common stock	—	(1,000,000)
Total convertible notes payable	$—	$—

Between October 2016 and June 2017, the Company entered into Convertible Note Purchase Agreements (the “Convertible Note Agreement” or “Convertible Notes”) with certain individuals and businesses (individually the “Holder”) with net proceeds from the Convertible Promissory Notes Offering (the “Offering”) to be utilized by the Company for general working capital purposes in the amount of $1,000,000. Each Holder contributed between $10,000 and $250,000 in the form of U.S. Dollars or Bitcoin. Interest on the unpaid principal balance accrues at a rate of 6.00% per annum.

All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. The outstanding principal amount of the indebtedness represented by the Convertible Notes shall be subject to conversion three years following the initial closing in the Offering (the “Maturity Date”) which occurred on October 20, 2019.

The Convertible Notes are subject to certain conversion features which include qualified financing, conversion at maturity (in the event that a qualified financing does not occur), and/or qualified transaction, as defined in the Convertible Note Agreement.

In connection with the Offering, the Company credited holders of the Convertible Note with ten Salt Tokens for each U.S. Dollar (or equivalent) invested, to be credited to the Holder’s profile on the Platform. The Company recorded a $614,000 discount on the Convertible Notes in relation to the 10,000,000 Salt Tokens credited to the holders.

On October 20, 2019, the Convertible Notes were converted in accordance with the Convertible Note Agreement. As a result, the outstanding $1,000,000 in principal and $158,237 of unpaid accrued interest of the Convertible Notes were fully converted into 5,355,920 shares of the Company’s common stock at $0.2163 per share.

For the years ended December 31, 2020 and 2019, amortization expense related to the debt discount on the Convertible Notes amounted to $0 and $272,857, respectively. The related interest expense during the years ended December 31, 2020 and 2019 amounted to $0 and $48,166. Amounts are presented as a component of interest expense on the Consolidated Statements of Operations.

Note 13 - Digital Assets Payable

In December 2020, the Company borrowed 150 Bitcoin from a lender and posted cash collateral (refer to cash collateral in Note 10 for further details related to the collateral receivable). As of December 31, 2020 the outstanding balance on the digital assets payable, at fair value, is $4,348,512. For the year ended December 31, 2020, a fair value loss adjustment of $1,488,321 was recorded and is presented as a fair value adjustment on digital assets payable on the Consolidated Statements of Operations.

Note 14 – Stock Based Compensation

2016 Equity Incentive Plan

The Company's 2016 Equity Incentive Plan (the “2016 Plan”) was purported to be adopted by the Board on November 29, 2016, to provide a means by which to retain and maximize the services of its current employees, directors, and consultants and secure, retain and maximize the services of new employees, directors, and consultants by issuing common stock-based incentives to such persons who are selected for participation. By relating incentive compensation to increases in shareholder value, it is hoped that these individuals will both continue in the long-term service of the Company and be motivated to experience a heightened interest and participate in the future success of Company operations. An aggregate of 8,000,000 shares of Common Stock are reserved for grant and issuance pursuant to the 2016 Plan. The 2016 Plan is administered and interpreted by the Board (the “Administrator”). Awards under the 2016 Plan may be granted in any one or all of the following forms: (i) incentive stock options (“ISOs”) intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) non-statutory stock options (“NSOs”); (iii) shares of unrestricted stock ("Stock Bonus"); and (iv) shares of restricted stock ("Restricted Stock Award").

2019 Equity Incentive Plan

The Company's 2019 Equity Incentive Plan (the “2019 Plan”) was adopted by the Board on August 6, 2019 and Stockholders on August 8, 2019, to provide a means by which to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors, and consultants, and to promote the success of the Company's business. The 2019 Plan supersedes all prior plans. An aggregate of 6,000,000 shares of Common Stock are allocated for grant and issuance pursuant to the 2019 Plan. The 2019 Plan is administered and interpreted by the Board (the “Administrator”). Awards under the 2019 Plan may be granted in any one or all of the following forms: (i) incentive stock options (“ISOs”) intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) non-statutory stock options (“NSOs”); (iii) Stock Appreciation Rights; and (iv) shares of restricted stock (“Restricted Stock Award”).

Options granted under both the 2016 and 2019 Plans during the years ended December 31, 2020 and 2019 were valued using the Black-Scholes option-pricing model with the following assumptions:

	For the Years Ended December 31,
	2020				2019
Expected term (years)		5.50	-	7.00		2.93 - 8.02
Risk-free interest rate		0.28%	-	1.57%		1.60% - 3.14%
Expected volatility				120.00%		120.00%
Expected dividend yield				0.0%		0.0%
Exercise price				0.01		$0.36
Fair value per share of awards	$			De minimis	$	De minimis

The Company estimates its expected volatility by using a combination of historical share price volatilities of similar companies within our industry. The risk-free interest rate assumption is based on observed interest rates for the appropriate term of the Company’s options on a grant date. The expected option term assumption is estimated using the simplified method and is based on the mid-point between vest date and the remaining contractual term of the option, since the Company does not have sufficient exercise history to estimate expected term of its historical option awards.

A summary of activity under the 2016 and 2019 Plans for the years ended December 31, 2020 and 2019 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)
Options outstanding at January 1, 2019	—	$—	—
Granted	8,278,912	0.36	—
Exercised	(1,200)	0.36	—
Forfeited	(3,783,430)	0.36	—
Expired	(1,058,850)	0.36	—
Options outstanding at December 31, 2019	3,435,432	0.36	9.44
Granted	860,000	0.01	—
Exercised	(39,032)	0.17	—
Forfeited	(503,536)	0.36	—
Expired	(546,588)	0.36	—
Options outstanding at December 31, 2020	3,206,276	$0.28	8.77

Options exercisable at December 31, 2020	1,909,029	$0.32	8.76

During the years ended December 31, 2020 and 2019, the Company had stock option compensation expense, net of forfeitures, of $28,637 and $(61,623), respectively. Total compensation cost related to non-vested awards not yet recognized as of December 31, 2020 is approximately $33,400 and will be recognized on a straight-line basis through the end of the vesting period in 2023.

Note 15 – Income Taxes

The components of the provision for income taxes is as follows:

	December 31,
	2020	2019
U.S. Federal
Current	$(1,113,429)	$(3,949,591)
Deferred	—	205,749
Total U.S. Federal	(1,113,429)	(3,743,842)

State and local
Current	—	—
Deferred	13,515	4,635
Total state and local	13,515	4,635

Foreign
Current	1,083,171	3,147,430
Deferred	(122,385)	(124,199)
Total foreign	960,786	3,023,231
Total provision (benefit) for income taxes	$(139,128)	$(715,976)

The reconciliation between the statutory and effective tax rates is comprised of the following:

	December 31,
	2020	2019
Pre-tax Book Income
Computed "expected" tax expense	21.00%	21.00%
Increase (decrease) in tax expense resulting from:
State tax expense, net of Federal benefit	4.79%	0.45%
Permanent items
Section951A/Subpart F	—%	(15.96%)
Exempt capital gains	1.32%	14.64%
Other	(0.18%)	(0.70%)
Effect of Federal rate change	—%	4.37%
Change in valuation allowance	(21.03%)	(7.35%)
Research & development credits	1.63%	1.64%
FIN48 reserve	(7.06%)	(19.09%)
Benefit of foreign rate	0.19%	5.38%
Other	0.33%	(0.02%)
Effective rate	0.99%	4.36%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and (liabilities) is as follows:

	December 31,
	2020	2019
Deferred income tax assets:

Net operating loss carryforwards	$927,846	$312,747
Intangible assets	21,514	20,371
Impairment of digital assets	265,022	—
Accrued expenses	1,367,741	1,167,833
Stock compensation	13,566	11,769
Unrealized losses	2,260,756	—
Less: Valuation allowance	(4,440,075)	(1,212,270)
Total deferred income tax assets	416,370	300,450

Deferred tax liabilities
Fixed assets	(39,188)	(45,654)
Total deferred tax liabilities	(39,188)	(45,654)

Net deferred tax asset	$377,182	$254,796

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of certain deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of domestic deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Management does not believe it is more likely than not that the domestic deferred tax assets will be realized. Accordingly, a full valuation allowance has been established and no domestic deferred tax assets and related tax benefit have been recognized in the accompanying consolidated financial statements. No reserve has been made by Management for deferred tax assets identified for its wholly owned subsidiary, Salt Technology, Ltd.

The Company has identified uncertain tax positions for its wholly owned subsidiary Salt Technology, Ltd with respect to its income tax filings requiring a reserve as of December 31, 2020 and 2019. As a result, an uncertain tax position reserve has been recorded based on the jurisdiction’s statutory income tax rate of 15%. For the year ending December 31, 2020 and December 31, 2019, total reserve for uncertain tax positions is $1,083,171 and $3,147,430 respectively and is presented as a component of federal tax liability on the Consolidated Balance Sheets.

All of the Company’s foreign income was earned by the Mauritius Subsidiary.

The Company was not subject to federal income tax on Global Intangible Low Taxed Income (“GILTI”) during 2019 because the Company’s income subject to Subpart F of the internal revenue code exceeded the current year earnings and profits of the Mauritius Subsidiary. If the income subject to Subpart F had been less than the current year earnings and profits of the Mauritius Subsidiary, the remaining income would have been taxed at the 10.50% GILTI tax rate.

In the future, the Company’s foreign earnings could be subject to GILTI. If the foreign tax rate exceeds 13.13% in the future, GILTI tax will net to zero after considering the foreign tax credit.

The Tax Act requires the Company to pay U.S. income taxes on accumulated foreign subsidiary earnings not previously subject to U.S. income tax at a rate of 15.50% to the extent of foreign cash and certain other net current assets and 8.00% on the remaining earnings. The Company recorded a provisional amount in the year ended December 31, 2017 for a one-time transitional tax liability and income tax expense of $2,904,070, which is payable over eight years. For the year ending December 31, 2020, total tax liability due is $1,446,043 and is presented as a component of federal tax liability on the Consolidated Balance Sheet.

Note 16 – Restructuring and Severance

Following the severe decline in the value and market capitalization of the digital asset market throughout 2018, the Company reviewed its financial position and operating results against the Company’s strategic objectives, long-term operating targets and other operational priorities and initiated restructuring plans in 2019 in an effort to increase operational efficiency, decrease costs and increase profitability. On March 4, 2019, the Board of Directors of the Company, determined it to be in the best interest of the Company to wind down and withdraw from its pursuit of entering into, through the Company’s affiliates, the business of engaging in and offering registered investment adviser services. On June 11, 2019, the Company formally dissolved Salt Blockchain Asset Management Cryptocredit Opportunity Fund I, LP and Salt Blockchain Asset Management Cryptocredit Opportunity Fund II, LP as the limited partners’ interest was fully redeemed.

During the years ended December 31, 2020 and 2019, the Company incurred restructuring and severance expenses of $673,959 and $1,817,651, respectively, in connection to the above reorganizations and changes in executive management.

Note 17 – Commitments and Contingencies

Lease Commitments

Lease agreements are evaluated to determine if they are capital leases meeting any of the following criteria at inception: (a) transfer of ownership; (b) bargain purchase option; (c) the lease term is equal to 75 percent or more of the estimated economic life of the leased property; or (d) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the of the fair value of the leased property to the lessor at lease inception.

The Company entered into an operating lease for a portion of the 11th floor, located at 1875 Lawrence Street, Suite 1100, Denver, Colorado (the “1875 Lawrence Street lease”). The 1875 Lawrence Street lease is for approximately 6,785 square feet of floor space which began on March 31, 2018, expires on February 29, 2024 and requires monthly rental payments. The Company provided a $25,000 security deposit to the landlord as part of the lease.

The Company entered into a sublease for the 1875 Lawrence Street lease property which began on July 1, 2018, expires on February 29, 2024 and requires the tenant to make monthly rental payments (the “1875 Lawrence Street sublease”).

The Company entered into an operating lease for the 42nd floor, located at 707 17th Street, Suite 4200, Denver, Colorado (the “707 17th Street lease”). The 707 17th Street lease is for approximately 25,523 square feet of floor space which began on July 30, 2018, expires on January 1, 2025 and requires monthly rental payments. As part of the terms of the lease between the Company and the landlord, a $900,000 Letter of Credit was issued to the landlord from one of the Company’s banks. The Company maintains $900,000 of cash deposits with that bank to backstop the Letter of Credit and to obtain lower costs on the Letter of Credit.

The Company entered into an operating lease for the 3rd floor, located at Tower 1, NeXTeracom, Cybercity, Ebene, Mauritius (the “Mauritius lease”). The Mauritius lease is for approximately 1,732 square feet of floor space which began May 15, 2018, expires May 14, 2021 and requires monthly rental payments. The Company provided a $9,926 security deposit to the landlord as part of the lease.

After the Company relocated its main office from the 1875 Lawrence Street property to the 707 17th Street property, the Company had office space at 1875 Lawrence Street that was no longer needed, so the Company sublet the full office space to an unrelated party through 2024. The 1875 Lawrence Street sublease requires the current subtenant to make monthly rental payments to the Company.

Rent expense is recorded on the straight-line basis. Rent expense in excess of amounts paid is recognized as deferred rent. The table below represents rent expense by office:

	Years Ended December 31,
Office	2020	2019
707 17th Street	$982,049	$922,514
1875 Lawrence Street	225,601	153,160
NeXTeracom Tower 1. Ebene CyberCity, Mauritius	30,077	37,210
Less: 1875 Lawrence Street sublease	(225,601)	(153,160)
Total rent expense (net of sublease)	$1,012,126	$959,724

Rent expense is recorded in selling, general, and administrative expense in the Consolidated Statements of Operations. Deferred rent as of December 31, 2020 and 2019 was $422,115 and $456,455, respectively.

Future minimum commitments under non-cancelable operating leases net of sublease payments as of December 31, 2020 are as follows:

Payments due by period	Total	2021	2022	2023	2024	2025
Operating leases	$3,460,766	$852,066	$876,114	$900,470	$777,468	$54,648
Less: payments expected from subtenant	748,047	230,690	235,779	240,868	40,710	—
Total commitments	$2,712,719	$621,376	$640,335	$659,602	$736,758	$54,648

Litigation

From time to time, the Company may be a defendant or plaintiff in various legal actions which arise in the normal course of business. As such, the Company is required to assess the likelihood of any adverse outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of the provision required for these commitments and contingencies, if any, which would be charged to earnings, is made after careful analysis of each matter. The provision may change in the future due to new developments or changes in circumstances. Changes in the provision could increase or decrease the Company’s earnings in the period the changes are made.

In November 2018, a former executive of the Company filed a lawsuit in Denver District Court alleging wrongful termination. On October 23, 2020, the Company executed a Release Agreement (the “Release Agreement”) with the former executive of the Company, whereby the Company agreed to pay the former executive $468,010 as consideration for non-economic losses involving personal physical injuries, physical sickness, emotional distress and mental anguish originating from that personal physical injury and physical sickness and $191,698 for reimbursement of legal fees and expenses. In accordance with the Release Agreement, the Company also agreed to purchase 157,500 shares of the common stock from the former executive on October 23, 2020 for $365,292. The Company made full payment of $1,025,000 on November 24, 2020. The Company’s insurance covered $500,000 of the $1,025,000 payment, which is included as a reduction of settlement expense on the Consolidated Statements of Operations.

Regulatory Compliance

The Company is subject to various regulatory requirements from individual state regulators, the Consumer Financial Protection Bureau (the “CFPB”), the U.S. Securities and Exchange Commission (the “SEC”), as well as other federal and state authorities.

On February 5, 2018, the SEC issued a formal order of investigation to investigate, among other things, events surrounding the sales of membership tokens (“Salt Tokens”) in the Salt Platform by the Company and whether such sales violated Sections 5(a) and 5(c) and 17(a) of the Securities Act of 1933 and Sections 10(b) and 15(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. On March 6, 2018, the SEC issued a subpoena for documents to the Company in connection with the investigation.

On September 30, 2020, the Company entered into a settlement order with the SEC (the “Settlement Order”) related to the determination by the SEC that Salt Tokens were “securities”.

Pursuant to the Settlement Order, the Company agreed to the following:

•

File a Form 10 to register the Salt Tokens as a class of securities and maintain timely filings of all reports required by Section 13(a) of the Securities Act of 1934 for at least one year from the date the Form 10 becomes effective (the “Effective Date”) and continue these filings until the Company is eligible to terminate its registration

•

Distribute a refund claim form to any person or entity that purchased Salt Tokens in the Initial Coin Offering (“ICO”) before and including December 31, 2019 to recover the consideration paid for the Salt Tokens, including interest, as described below

•	Provide monthly reports to the SEC which include the amount of the claims paid, and any claims not paid as well as the reasons for non-payment
•	Pay a penalty of $250,000 to the SEC
•	Submit to the SEC a final report of its handling of all claims received within seven months from the Effective Date of the Form 10 filing

In conjunction with the Settlement Order with the SEC, parties who obtained Salt Tokens from the Company on or before December 31, 2019 (the “Potential Salt Token Claimants”) are entitled to a refund in the amount of consideration paid, plus interest, less the amount of any income received thereon pursuant to a claims process to be conducted by the Company. The Company must distribute by electronic means claim forms to the Potential Salt Token Claimants within 60 days of the filing of the Company’s registration statement on Form 10 or the date that the Form 10 becomes effective, whichever is sooner. The Potential Salt Token Claimants must submit claims forms within three months of this date (the “Claim Form Deadline”). The Company must settle all valid claims within three months of the Claim Form Deadline.

The total amount of digital assets received in the ICO from the Potential Salt Token Claimants, less amounts previously refunded, was $44.4 million which, upon receipt, was recorded as a Salt Token liability in the accompanying Consolidated Balance Sheets. The amount of interest the Company will be obligated to pay is dependent on the amount of valid refund claims submitted by the Potential Salt Token Claimants. As a result, the Company is unable to reasonably estimate the amount of interest that will be paid and has not recorded a related liability in the accompanying consolidated financial statements.

In addition, if certain holders of Salt Tokens affirmatively reject or fail to accept the offer pursuant to claims process, they may have a right under the Securities Act of 1933 (the “Securities Act”) after the expiration of the claims process. Consequently, should any offerees reject the offer pursuant to the claims process, expressly or by failing to timely return a claim, the Company may continue to be potentially liable under the Securities Act for the purchase price or for certain losses if the Salt Tokens have been sold. It may also be possible that by not disclosing that the Salt Tokens were unregistered, and that they may face resale or other limitations, the Company may face contingent liability for noncompliance with applicable federal and state securities laws. Additionally, the Company may pay additional fines or penalties or other amounts in other jurisdictions.

Surety Bonds

During the normal course of business, the Company must purchase surety bonds in connection with certain required state and local licenses and regulations. As of December 31, 2020, and 2019, the Company has been issued approximately $625,000 and $675,000, respectively, in surety bonds and there have been no claims against such bonds.

Indemnification

The Company has provided certain indemnifications during the normal course of business to individuals and counterparties when they act in good faith and in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote and therefore does not consider it necessary to record a liability.

Note 18 – Shareholders' Equity (Deficit)

Common Stock

Authorized Shares. The Company is authorized to issue 35,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”).

Voting Rights: Each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held of record by such holder. The holders of shares of Common Stock shall not have cumulative voting rights.

During the year ended December 31, 2019, the Company issued an aggregate of 250,000 shares of its common stock upon the vesting of restricted stock awards issued to the Company’s founders and executives. During the year ended December 31, 2020, the Company issued an aggregate of 250,000 shares of its common stock upon the vesting of restricted stock awards issued to the Company’s founders and executives.

Retired Shares

The Company may purchase shares of its common stock through privately negotiated transactions at prices deemed appropriate by management. Upon repurchase, the shares are retired, and the Company deducts the par value of the retired shares from common stock and allocates the excess of cost over par value as a deduction to additional paid in capital, unless attributable to the other elements of the transaction which are accounted for according to their substance.

During the years ended December 31, 2020 and 2019, the Company repurchased 157,500 and 1,700,000 shares, respectively, of its common stock at a cost of $365,292 and $4,800,000, respectively. These shares were accounted for as retirements of common stock in conjunction with settlement agreements. As a result, common stock was reduced by the par value of shares retired and repurchased, and the excess of purchase price over the par value was recorded in settlement expense on the Consolidated Statements of Operations.

Warrants

In June 2019, the Company issued warrants to a former executive of the Company in connection with the Second and Third Release Agreements. Each warrant is exercisable for 500,000 shares of common stock and has an exercise price of $2.26 per share. The warrants have a term of 60 months from the issuance date. In December 2019, the Company issued warrants to a former executive of the Company in connection with the Fifth Release Agreement. The warrant is exercisable for 250,000 shares of common stock and have an exercise price equal to the lesser of $0.36 or the fair value of the Company’s common stock according to the next Section 409A valuation performed by an independent appraiser. The warrant has a term of 60 months from the issuance date.

A summary of warrant activity for the years ended December 31, 2020 and 2019 is as follows:

	Warrants	Weighted Average Price	Weighted Average Remaining Contractual Life (in Years)
Balance - January 1, 2019	—	$—	—
Granted	1,250,000	1.81	5.00
Exercised	—	—	—
Expired	—	—	—
Balance - December 31, 2019	1,250,000	1.81	4.58
Granted	—	—	—
Exercised	—	—	—
Expired	—	—	—
Balance - December 31, 2020	1,250,000	$1.81	3.58

The warrants outstanding as of December 31, 2020 are as follows:

Exercise Price	Warrants Outstanding	Expiration Date
$2.26	500,000	6/28/2024
$2.26	500,000	6/29/2024
$0.0001	250,000	12/2/2024
	1,250,000

Note 19 – Risk and Uncertainties

The Company's investing activities expose it to various types of risk that are associated with the financial instruments and markets in which it invests. The significant types of financial risks to which the Company is exposed include, but are not limited to market risk, industry risk, liquidity risk, concentration risk, credit risk and digital asset risk. Certain aspects of those risks are addressed below:

Concentration Risk

The Company participates in a limited number of investments and, as a consequence, the aggregate return of the Company may be materially and adversely affected by the unfavorable performance of even a single investment. As of December 31, 2020, two borrowers, each representing more than 10% of loans receivable balance, represented 26.7% of the Company’s total loans receivable balance. The Company had one borrower comprising more than 10% of interest income, representing 14.2% of the Company’s total interest income for the year ended December 31, 2020.

Coronavirus Pandemic

In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported to have surfaced in Wuhan, China. More recently, COVID-19 has spread to the United States where we have our executive offices and principal operations. Infections and deaths related to COVID-19 have caused significant volatility in U.S., international and digital asset markets.

COVID-19’s spread, which has caused a broad impact globally, such as restrictions on travel and quarantine policies put into place by businesses and governments, may materially affect us economically. While the potential economic impact brought by and the duration of COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our digital assets.

While it is too early to tell whether COVID-19 will have a material effect on our business over time, we continue to monitor the situation as it unfolds. The extent to which COVID-19 impacts our results will depend on many factors and future developments, including new information about COVID-19 and any new government regulations which may emerge to contain the virus, among others. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

Note 20 – Related Party Transactions

On April 11, 2019, the Company entered into a Release Agreement (the “First Release Agreement”) with a founder, former executive of the Company and current member of our Board of Directors, whereby the Company agreed to pay $150,000 at execution of the First Release Agreement for dismissal of any pending claims against the Company. Additionally, the Company paid $600,000 on April 12, 2019 pursuant to the execution of the First Release Agreement in consideration for the option to purchase 1,250,000 shares held by the executive within 24 months with an exercise price equal to the greater of (i) $4.10 and (ii) the price determined by an independent valuation firm at the time of exercise. If the Company does not exercise such option, the founder, former executive and current Board member can require the Company to redeem such shares at the exercise price. The Company recorded a liability for the stock purchase option of $4,888,000, which is presented within settlement liability on the Consolidated Balance Sheet. As of December 31, 2020, and 2019, the fair value of the stock purchase option was $5,124,000 and $5,023,000, respectively. Changes in fair value of the settlement liability are presented in Other income (expense), net on the Consolidated Statements of Operations. The fair value of the stock purchase option was calculated using a discounted cash flow model utilizing the remaining term of the purchase option, treasury bond rates as the risk free rate. The expected purchase price was calculated using the option price floor of $4.10.

The Company has also agreed to reimburse a founder, former executive and current Board member for certain tax liabilities incurred. The Company made direct payments to the IRS and State of Colorado on January 31, 2019 for the estimated amount owed of $844,000. The First Release Agreement also provides that we will pay an amount of $5,000,000 in the event that certain valuation thresholds of the Company are achieved. Based on the Company's latest valuation, Management has determined that it is not probable the valuation contingency will be reached and as a result, no liability has been recorded as of December 31, 2020.

The changes in the settlement liability (Level 3 financial instruments) measured at fair value on a recurring basis for the year ended December 31, 2020 were as follows:

Balance at December 31, 2018	$—
Initial recognition of settlement liability	4,888,000
Change in fair value	135,000
Balance at December 31, 2019	5,023,000
Change in fair value	101,000
Balance at December 31, 2020	$5,124,000

During 2019, we entered into a Separation Agreement and Release with a founder and former executive of the Company, pursuant to which we paid the founder and former executive a lump sum payment of $250,000 on May 10, 2019 and twelve (12) months of health insurance benefits in the amount of $14,680 during 2019 and 2020. On June 29, 2019, the Company executed a Release Agreement (the “Second Release Agreement”) with a founder and former executive of the Company, whereby the Company agreed to purchase 850,000 shares of common stock from the founder and former executive on December 1, 2019 for a total of $2,400,000 payable in two payments to resolve any claims that have or might have been asserted. On July 8, 2019, the Company paid $1,900,000 and the remaining $500,000 was paid on December 3, 2019 upon the Company’s receipt of the stock certificates. In accordance with the Second Release Agreement, the Company agreed to issue warrants exercisable for 500,000 shares of common stock of the Company, which warrants shall have an exercise price per share of Common Stock of $2.26 and expire as of the 60-month anniversary of June 29, 2019.

During 2019, we entered into a Separation Agreement and Release with a founder and former executive of the Company, pursuant to which the Company paid the founder and former executive a lump sum payment of $$150,000 on April 19, 2019 and twelve (12) months of health insurance benefits in the amount of $5,095 during 2019 and 2020. On June 28, 2019, the Company executed a Release Agreement (the “Third Release Agreement”) with the founder and former executive, whereby the Company agreed to purchase 850,000 shares of common stock from the founder and former executive on December 1, 2019 for a total of $2,400,000 payable in two payments to resolve any claims that have or might have been asserted. On July 8, 2019, the Company paid $900,000 and on July 10, 2019, the Company paid an additional $1,000,000 in Bitcoin. The remaining $500,000 was paid on December 3, 2019 upon the Company’s receipt of the stock certificates. In accordance with the Third Release Agreement, the Company agreed to issue warrants exercisable for 500,000 shares of common stock of the Company, which warrants shall have an exercise price per share of Common Stock of $2.26 and expire as of the 60-month anniversary of June 28, 2019.

On August 1, 2019, the Company executed a Release Agreement (the “Fourth Release Agreement”) with a former employee of the Company, whereby the Company agreed to pay the former employee $545,000 as release consideration for any and all claims that have or might be asserted and $30,000 as reimbursement of employee expenses. The Company made the first payment of $545,000 on August 9, 2019 and the remaining payment of $30,000 on August 12, 2019.

On December 2, 2019, the Company executed a Settlement Agreement and Mutual Release (the “Fifth Release Agreement”) with a former executive of the Company, pursuant to which the Company agreed to pay the former executive $56,622 in consideration for a release of any claims that have or might have been asserted and reimbursement for certain expenses. The Company made the full payment of $56,622 on December 6, 2019. In accordance with the Fifth Release Agreement, the Company agreed to issue warrants to purchase 250,000 shares of common stock of the Company with an exercise price per share of Common Stock equal to the lesser of $0.36 or the fair value of the Company’s common stock according to the next Section 409A valuation performed by an independent appraiser. Such warrants expire as of the 60-month anniversary of December 2, 2019.

In July 2019, the Company entered into a Separation Agreement and Release with a former executive pursuant to which the Company paid a total gross payment of $216,000 on July 23, 2019. During July 2019, the Company further entered into an Equity Agreement with the former executive, pursuant to which the former executive waived all rights to certain stock options, including vested stock options, in exchange for $185,000.

In March 2019, the Company entered into a Separation Agreement and Release with a former executive, pursuant to which the Company paid the former executive a total gross payment of $291,667 on March 26, 2019 and April 1, 2019 and continued to pay twelve (12) months of health insurance benefits equivalent to $10,911 until March 2020.

On February 28, 2020, the Company entered into a Separation Agreement and Release with a founder, former executive and current member of the Company’s Board of Directors pursuant to which the Company paid him a total gross payment of $375,000 in March 2020 and agreed to reimburse him for up to eighteen (18) months of health insurance premiums during 2020 and 2021.

On April 3, 2019, the Company entered into a Separation Agreement and Release with a former executive pursuant to which the Company paid the former executive a total gross payment of $408,333 during 2019 and continued to pay twelve (12) months of health insurance benefits for the former executive and his family equivalent of $15,230.

During September 2019, our subsidiary, Salt Digital Lending LLC, entered into a secured cryptocurrency loan facility agreement with Marvel Dealings, LLC, previously an indirect subsidiary of P3K LLC, of which a current member of our Board is a founder and the managing member. The total amount lent under the loan facility agreement was $739,757, which was issued as five separate loans, each of which carried an interest rate of 9% per annum. As of February 2020, the outstanding principal balance, plus $5,778 in interest, has been repaid and the corresponding loans were terminated.

In November 2019, we entered into a Consulting Agreement with English Ventures, LLC, a company of which our current Chief Executive Officer is the managing member, pursuant to which we paid $51,000 and issued 315,000 stock options in 2019 to acquire shares of common stock to him in exchange for consulting services. The Consulting Agreement terminated in April 2020, and in May 2020, we entered into an employment agreement with him pursuant to which he serves as our Chief Executive Officer.

In April 2020, we entered into an investment management agreement with Harmonic Technologies LLC, formerly a subsidiary of P3K LLC. A current member of our Board is a founder and the managing member of P3K LLC and was the manager of Harmonic Technologies LLC at such time. As of December 31, 2020, we have paid Harmonic $277,715 in management fees under the investment management agreement. In July 2020, we entered into a master services agreement with P3K LLC, pursuant to which P3K LLC provides certain technology services to the Company. As of December 31, 2020, we have paid P3K LLC $40,000 in professional services fees under the master services agreement. In September 2020, our subsidiary, Salt Lending LLC entered into a managed account agreement with Harmonic. As of December 31, 2020, we paid Harmonic $6,781 in management fees under the managed account agreement. As of December 31, 2020, the Company accrued incentive allocation fees totaling $323,295, which is presented as a component of accounts payable and accrued expenses on the Consolidated Balance Sheet.

Between October 2016 and June 2017, the Company issued 6.00% Convertible Notes with aggregate principal amount of $1,000,000 to certain investors. A founder, former executive and current member of the Company’s Board of Directors, indirectly through Owen Enterprise, LLC, and certain of his family members purchased approximately $75,000 and $35,000 of such Convertible Notes, respectively, in 2016 and 2017. Subsequently, in September 2019, the founder, former executive and current Board member, individually and indirectly through entities that he controls, acquired certain outstanding Convertible Notes. In 2019 and 2020, such notes matured and were converted into common stock of the Company. As a result, the founder, former executive and current Board member, individually and indirectly through entities that he controls, received 2,234,561 shares of Company common stock. The Convertible Notes were due three years from the issuance date and are subject to certain conversion features which include qualified financing, conversion at maturity (in the event that a qualified financing does not occur), and/or qualified transaction. As of December 31, 2020, and 2019, accrued interest expense associated with the Convertible Notes for related parties amounted to $0. Amortization expense related to the debt discount for related parties for the years ended December 31, 2020, and 2019 amounted to $0 and $144,884, respectively. The related interest expense for related parties during the years ended December 31, 2020, and 2019 amounted to $0 and $13,004, respectively.

During 2020 and 2019, employees of the Company were permitted to receive a loan from the Company secured by digital assets after completing the underwriting process.

During 2020, six loans were issued to related parties of the Company for $497,550, which constituted the balance as of December 31, 2020. The Company earned interest income of $422, which is included in interest income on the Consolidated Statements of Operations. During December 2020, the Company entered into a secured loan agreement with a founder and former executive. The total amount borrowed by the founder and former executive under the loan agreement was $400,000, which carries an annual percentage rate (APR) of 0.90%. In May 2021, the founder and former executive refinanced the loan and increased the total amount borrowed to $700,000, which carries an APR of 5.90%.

During 2019, one loan was issued to a related party of the Company for $10,000, which had a remaining balance of $1,749 as of December 31, 2019. The Company earned interest income of $483, which is included in interest income on the Consolidated Statements of Operations.

Note 21 – Subsequent Events Audited

The Company has evaluated subsequent events from the balance sheet date through May 12, 2021. The following are material subsequent events:

Harmonic Technologies LLC Acquisition

On January 19, 2021, the Company entered into a Membership Interest Purchase and License Agreement ("Purchase Agreement") to purchase all outstanding membership interest in Harmonic Technologies LLC ("Harmonic") from P3K LLC ("P3K"), a related party. The Purchase Agreement also entitles the Company to a license to use, improve, and exploit the software platform owned by P3K. The purchase price consists of $5,500,000 in shares of the Company's common stock, paid to P3K in three installments based on certain performance milestones. On April 6, 2021, 427,218 shares were issued to P3K at a price of $3.22 per share, as the first milestone was completed. Upon completion of all three milestones, P3K may become a significant shareholder in the Company. In addition to shares issued, the purchase price also includes quarterly cash payments in the amount of 40% of the Company's gross trading profits. The Company is to make the payments to P3K until a total of $1,500,000 in cash has been paid.

Digital Asset Loans

On March 25, 2021, the Company entered into fixed term digital asset loans with a counterparty. The loans were collateralized using repledged customer collateral. The Company borrowed 1,200,000 USDC with interest at a rate of 11%. The loan matures on May 12, 2021. On April 6, 2021, the Company borrowed an additional 1,000,000 USDC loan with interest at a rate of 11%. The loan matures on July 6, 2021. Interest is accrued daily and is calculated on a 360-day basis.

Shareholder Warrant Exercised

During 2017, the Company entered into an employment agreement with a founder and former executive of the Company, pursuant to which he served as our Chief Operating Officer. The founder and former executive’s employment with the Company was terminated on November 29, 2018. During 2019, we entered into a Settlement Agreement and Mutual Release with the founder and former executive (and Bell Enterprise Management, LLC, of which the founder and former executive is the majority owner and manager), pursuant to which we paid him a lump sum payment of $63,453 partially in December 2019 (with the remainder in November 2020) and issued 250,000 warrants for the purchase of common stock in the Company to Bell Enterprise Management, LLC with an exercise price per share of $0.0001 and that expire on December 2, 2024. On April 19, 2021, the founder and former executive made a payment of $25 to the Company to exercise the warrants and purchase 250,000 shares of common stock in the Company.

Note 22 – Subsequent Events Unaudited

New 5% Shareholder – P3K LLC

On May 17, 2021, 427,217 shares were issued to P3K at a price of $3.22 per share, as the second milestone was completed. As of June 15, 2021, P3K LLC made up 7.9% of outstanding common shares.

Mauritius Tax Assessment

On June 22, 2021, Salt Technology LTD, a subsidiary of the Company, received a Corporate Tax Assessment from the Mauritius Revenue Authority related to the tax years 2018/2019 and 2019/2020. The total assessment is $10.9 million, which is less than the originally anticipated $14.8 million liability held at year end December 31, 2020 on the Company’s balance sheet. Management is determining next steps as it relates to the tax assessment and will adjust the liability accordingly.

Digital Asset Note Payable

On May 28, 2021, the maturity date of the June 25, 2020 Fixed Term Loan of Virtual Currency was extended through August 27, 2021 and the interest rate was increased to 6.50%. Starting in February 2021, the Company entered into open term loans for an additional 11,500,000 USDC as of June 15, 2021, with interest at a rate of 9%.

Participation Agreement Note Payable

On May 22, 2021, the July 22, 2020 Participation Agreement note payable amount was increased $3,000,000 to $5,700,000, the maturity date was extended through February 22, 2021 and the interest rate was increased to 13.00%.

Harmonic Technologies LLC Acquisition

On May 17, 2021, 427,217 shares were issued to P3K at a price of $3.22 per share, as the second milestone under the Purchase Agreement was completed. As of June 15, 2021, P3K LLC made up 7.9% of outstanding common shares.

USD Loans

On May 27, 2021, the Company entered into fixed term USD loans with a counterparty. The loans were collateralized using repledged customer collateral. The Company borrowed $3,400,000 with interest at a rate of 11.50%. The loan matures on June 27, 2021. On June 1, 2021, the Company borrowed an additional $11,500,000 loan with interest at a rate of 11.50%. The loan matures on July 1, 2021. Starting in June 2021, the Company entered into open term loans for an additional $7,000,000 as of June 22, 2021, with interest at a rate of 8.50%. Interest is accrued daily and is calculated on a 360-day basis.